As filed with the Securities and Exchange Commission on February 2, 2005

REGISTRATION NO. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BLOCKBUSTER INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	7841	52-1655102
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1201 Elm Street

Dallas, Texas 75270

(214) 854-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Edward B. Stead

Executive Vice President and General Counsel

Blockbuster Inc.

1201 Elm Street

Dallas, Texas 75270

(214) 854-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Glenn D. West

R. Jay Tabor

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

(214) 746-7700

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Offering Price (2)	Amount of Registration Fee (3)
Class A Common Stock, par value $0.01 per share	37,738,727	N/A	$176,947,419.53	$20,826.71

(1)	Represents the maximum number of shares of Blockbuster class A common stock that can be issued in the exchange offer and second-step merger.
(2)	Pursuant to Rule 457(c) and Rule 457(f), and solely for the purpose of calculating the registration fee, the market value of the securities to be received was calculated as the product of (i) 68,319,467 shares of Hollywood Entertainment Corporation common stock (the sum of (x) 60,993,769 shares of Hollywood Entertainment Corporation common stock outstanding and (y) 7,325,698 shares of Hollywood Entertainment Corporation common stock issuable upon the exercise of outstanding options, each as of January 9, 2005 (as reported in Hollywood’s Preliminary Proxy Statement on Schedule 14A filed on January 26, 2005) and (ii) the average of the high and low sales prices of Hollywood Entertainment Corporation common stock as reported on the NASDAQ National Market System on January 31, 2005 ($14.09), minus $785,673,870.50, the estimated maximum aggregate amount of cash to be paid by Blockbuster Inc. in the offer and the second-step merger in exchange for such securities.
(3)	Calculated as the product of the maximum aggregate offering price and 0.00011770.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

THE INFORMATION CONTAINED IN THIS PROSPECTUS MAY BE CHANGED. BLOCKBUSTER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND BLOCKBUSTER IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Offer to Exchange

Each Outstanding Share of Common Stock

of

HOLLYWOOD ENTERTAINMENT CORPORATION

for

$14.50 in Value

Consisting of $11.50 in Cash and

Shares of Blockbuster Inc. Class A Common Stock

Having a Value of $3.00

by

BLOCKBUSTER INC.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MARCH 11, 2005, REFERRED TO AS THE “EXPIRATION DATE,” UNLESS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE, BUT NOT DURING ANY SUBSEQUENT OFFERING PERIOD.

Blockbuster Inc. is offering to exchange for each outstanding share of common stock of Hollywood Entertainment Corporation consideration consisting of a combination of cash and Blockbuster class A common stock, par value $0.01 per share, with an aggregate value of $14.50 per share upon the terms and subject to the conditions in this prospectus and accompanying letter of transmittal. This amount is comprised of $11.50 in cash, without interest, and Blockbuster class A common stock having a value of $3.00. In addition, you will receive cash instead of any fractional shares of Blockbuster class A common stock to which you may be entitled.

The purpose of the offer is for Blockbuster to acquire control of, and ultimately the entire interest in, Hollywood. This exchange offer is the first step in Blockbuster’s plan to acquire all of the outstanding shares of Hollywood common stock. Blockbuster intends, promptly after completion of the offer, to seek to have Hollywood consummate a second-step merger of a wholly-owned subsidiary of Blockbuster with and into Hollywood. In the second-step merger, each remaining share of Hollywood common stock (other than shares of Hollywood common stock owned by Hollywood or Blockbuster or held by Hollywood shareholders who properly exercise applicable dissenters’ rights under Oregon law, to the extent available) will be converted into the right to receive the same number of shares of Blockbuster class A common stock and the same amount of cash per Hollywood share as paid in the offer.

Blockbuster believes the offer is more favorable to you than the transaction contemplated by the Agreement and Plan of Merger, dated January 9, 2005, among Hollywood, Movie Gallery, Inc., and TG Holdings, Inc. Blockbuster’s offer has a value of $14.50 per Hollywood share, which represents a premium of $1.25 per Hollywood share, or approximately 9.4%, over the value of Movie Gallery’s $13.25 cash offer for the shares of Hollywood common stock.

Blockbuster’s obligation to exchange shares of Blockbuster class A common stock and cash for shares of Hollywood common stock is subject to a number of conditions which are more fully described in the section captioned “The Offer—Conditions of the Offer.”

Blockbuster’s class A common stock trades on the NYSE under the symbol “BBI.” Hollywood’s common stock trades on the NASDAQ under the symbol “HLYW.”

FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE OFFER, PLEASE CAREFULLY READ THE SECTION CAPTIONED “ RISK FACTORS” BEGINNING ON PAGE 27.

Blockbuster has not authorized any person to provide any information or to make any representation in connection with the offer other than the information contained or incorporated by reference in this prospectus, and if any person provides any of this information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by Blockbuster.

BLOCKBUSTER IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND BLOCKBUSTER A PROXY.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The dealer managers for the offer are:

390 Greenwich Street	11 Madison Avenue	277 Park Avenue
New York, New York 10013	New York, New York 10010-3629	New York, New York 10172
Toll Free: (877) 531-8365	Toll Free: (800) 881-8320	Toll Free: (866) 262-0777

The date of this prospectus is February 2, 2005

THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT BLOCKBUSTER AND HOLLYWOOD FROM DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, OR “SEC,” THAT HAVE NOT BEEN INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. THIS INFORMATION IS AVAILABLE AT THE INTERNET WEBSITE THE SEC MAINTAINS AT HTTP://WWW.SEC.GOV, AS WELL AS FROM OTHER SOURCES. SEE THE SECTION CAPTIONED “WHERE YOU CAN FIND MORE INFORMATION.”

YOU ALSO MAY REQUEST COPIES OF THESE DOCUMENTS FROM BLOCKBUSTER, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST TO BLOCKBUSTER’S INFORMATION AGENT AT ITS ADDRESS OR TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS. IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS, YOU MUST MAKE YOUR REQUEST NO LATER THAN MARCH 4, 2005.

THIS OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF SHAREHOLDERS OF HOLLYWOOD. ANY SOLICITATION OF PROXIES WHICH BLOCKBUSTER MIGHT MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY OR CONSENT SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OR THE “EXCHANGE ACT.” EACH SHAREHOLDER IS URGED TO READ THE PROXY STATEMENT REGARDING THE BUSINESS TO BE CONDUCTED AT THE APPLICABLE MEETING, IF AND WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. ANY SUCH PROXY STATEMENT WILL BE FILED WITH THE SEC. HOLLYWOOD SHAREHOLDERS WILL BE ABLE TO OBTAIN A COPY OF ANY PROXY STATEMENT, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT THE PARTIES (INCLUDING INFORMATION REGARDING THE PARTICIPANTS (WHICH MAY INCLUDE BLOCKBUSTER’S OFFICERS AND DIRECTORS) IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE), FREE AT THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. EACH SUCH PROXY STATEMENT (WHEN IT IS AVAILABLE) AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM BLOCKBUSTER AT HTTP://WWW.BLOCKBUSTER.COM.

i

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QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The following are some of the questions that you as a holder of shares of Hollywood Entertainment Corporation, or “Hollywood,” common stock may have regarding the offer and answers to those questions. The answers to these questions do not contain all information relevant to your decision whether to tender your shares of Hollywood common stock, and Blockbuster Inc., or “Blockbuster,” urges you to read carefully the remainder of this prospectus and letter of transmittal.

What is Blockbuster’s Proposed Transaction?

Pursuant to the filing of the registration statement on Form S-4, of which this prospectus is a part, with the SEC, Blockbuster is offering to acquire all of the outstanding shares of Hollywood common stock, in exchange for shares of Blockbuster class A common stock and cash. As of the date of this prospectus, a wholly-owned subsidiary of Blockbuster owned beneficially and of record 1,000 shares of Hollywood common stock. According to the Movie Gallery Inc., or “Movie Gallery,” merger agreement, as of January 9, 2005, there were 60,993,769 shares of Hollywood common stock outstanding. The tender offer is the first step in Blockbuster’s plan to acquire all of the outstanding shares of Hollywood. Blockbuster intends, promptly after completion of the offer, to seek to have Hollywood consummate a second-step merger of a wholly-owned subsidiary of Blockbuster with and into Hollywood. Pursuant to the terms of the second-step merger, each remaining share of Hollywood common stock (other than shares of Hollywood common stock owned by Hollywood or held by Hollywood shareholders who properly exercise applicable dissenters’ rights under Oregon law, to the extent available) would be converted into the right to receive the same number of shares of Blockbuster class A common stock and the same amount in cash per Hollywood share as paid in the offer. Shareholders of Hollywood whose shares are not purchased in the offer will have dissenters’ rights only in the circumstances described later in this prospectus. See “The Offer—Purpose of the Offer; Dissenters’ Rights.”

What Will I Receive in Exchange for My Shares of Hollywood Common Stock?

In exchange for each share of Hollywood common stock you validly tender and do not properly withdraw before the expiration date, you will receive consideration with a value of $14.50 per share, comprised of $11.50 in cash and Blockbuster class A common stock having a value of $3.00. In addition, you will receive cash instead of any fractional shares of Blockbuster class A common stock to which you may be entitled. The number of shares of Blockbuster class A common stock into which each share of Hollywood common stock will be converted in the offer will be determined by dividing $3.00 by the average of the daily volume-weighted average prices, rounded to four decimal points, of Blockbuster class A common stock on the New York Stock Exchange, or “NYSE,” as reported by Bloomberg, for the 15 consecutive trading day period ending on the third trading day before the expiration date. This number is sometimes referred to in this prospectus as the “exchange ratio.”

How Can I Find Out the Final Exchange Ratio?

Before the expiration date, Blockbuster will notify you by issuing a press release by 9:00 A.M., New York City time, on the second trading day before the expiration date (assuming expiration of the offer as scheduled) announcing the final exchange ratio for the conversion of Hollywood common stock into Blockbuster class A common stock. In addition, Blockbuster’s information agent, Morrow & Co., Inc., has set up a toll-free telephone number, 1-800-206-5879, that you may call to obtain current information about the number of shares of Blockbuster class A common stock that you may receive in exchange for each share of Hollywood common stock you own. Please remember that the number of shares of Blockbuster class A common stock you will receive in the offer will fluctuate until it becomes fixed as more fully described in the section titled “The Offer.”

What is the Per Share Value of the Offer and the Premium Over the Movie Gallery Offer?

Blockbuster’s offer has a value of $14.50 per Hollywood share, which represents a premium of $1.25 per Hollywood share, or approximately 9.4%, over the value of Movie Gallery’s $13.25 cash offer for the shares of Hollywood common stock.

Can You Increase the Consideration Being Offered in the Offer for the Shares?

There is a possibility that other bidders will choose to commence offers for shares of Hollywood common stock or that Movie Gallery will choose to increase the consideration it has offered for shares of Hollywood common stock. If this occurs, Blockbuster, in its sole discretion, may choose to increase the amount of shares of Blockbuster class A common stock and/or cash to be exchanged for each share of Hollywood common stock in the offer. However, Blockbuster is under no obligation to increase the amount of consideration it is offering for shares of Hollywood common stock. In the event that Blockbuster were to choose to increase the consideration, Blockbuster would extend the offer, if required, in compliance with applicable U.S. securities laws.

What are the Conditions of the Offer?

Blockbuster’s obligation to exchange shares of Blockbuster class A common stock and cash for shares of Hollywood common stock pursuant to the offer is subject to several conditions referred to below under “The Offer—Conditions of the Offer,” including the following:

•	the “registration statement condition”—the registration statement of which this prospectus is a part shall have become effective under the Securities Act of 1933, as amended, referred to in this prospectus as the “Securities Act,” no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and Blockbuster shall have received all necessary state securities law or “blue sky” authorizations;

•	the “minimum tender condition”—there shall have been validly tendered and not properly withdrawn prior to the expiration of the offer, that number of shares of Hollywood common stock representing, together with the shares owned by Blockbuster and its affiliates, at least a majority of the total voting power of all of the outstanding securities of Hollywood entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis immediately prior to the expiration of the offer;

•	the “Hollywood notes condition”—pursuant to Blockbuster’s, or its designee’s, separate offer to purchase Hollywood’s 9.625% Senior Subordinated Notes due 2011, referred to in this prospectus as the “Hollywood notes,” the notes offer depositary must have received the valid and unwithdrawn tender of such notes (and related consents) representing at least a majority in aggregate principal amount of the outstanding Hollywood notes;

•	the “control share condition”—Blockbuster must be satisfied, in its sole discretion, that the provisions of the Oregon Control Share Act do not apply to the shares of Hollywood common stock to be acquired pursuant to the offer or are invalid or the shareholders of Hollywood must have approved voting rights for all of the shares of Hollywood common stock to be acquired by Blockbuster pursuant to the offer under the Oregon Control Share Act;

•	the “business combination condition”—Blockbuster must be satisfied, in its sole discretion, that, after consummation of the offer, the Oregon Business Combination Statute will not prohibit for any period of time the merger or any other business combination involving Hollywood and Blockbuster or a subsidiary of Blockbuster;

•	the “antitrust condition”—any waiting periods under applicable antitrust laws shall have expired or terminated;

•

the “financing condition”—Blockbuster shall have received proceeds under the facilities contemplated by its commitments from JPMorgan Chase Bank, N.A., Credit Suisse First Boston, Cayman Islands branch, and Citicorp North America, Inc. that, together with Blockbuster’s cash on hand, borrowings under Blockbuster’s existing revolving credit facility, the proceeds from any issuance of senior subordinated notes, referred to in this prospectus as the “proposed Blockbuster notes,” and Hollywood’s expected cash balance, are sufficient to permit Blockbuster to complete the transactions contemplated by the offer and the second-step merger and to pay fees, expenses and other related amounts, including but not limited to payments and related costs in connection with the satisfaction of the Hollywood notes condition and the repayment of all amounts outstanding under Hollywood’s existing credit agreement;

•	the “Movie Gallery termination condition”—the Movie Gallery merger agreement, which is described in detail in “Background and Reasons for the Offer—Information on the Movie Gallery Agreement,” must have been terminated without any fee or other obligation being paid or owing under or as a result of such agreement or such termination, except for any obligation of Hollywood to pay Movie Gallery a termination fee of not more than $27,000,000 and to reimburse Movie Gallery for not more than $3,000,000 of expenses in accordance with Section 10.2 of the Movie Gallery merger agreement;

•	the “Movie Gallery agreement condition”—Blockbuster shall have been given access to such Hollywood records and personnel as are necessary to enable Blockbuster to be satisfied, and Blockbuster shall be satisfied in its reasonable judgment, that the following conditions, which are described in detail in “Background and Reasons for the Offer—Information on the Movie Gallery Agreement,” have been met:

•	the conditions set forth in Section 9.3 of the Movie Gallery merger agreement (other than the condition relating to the consummation of the financing contemplated therein) are satisfied as of the expiration date, with such conditions being read and applied for such purpose as if any references to “Parent” and “Acquiror” were instead references to Blockbuster and as if any references to the “Effective Time” were instead references to the expiration date;

•	the conditions to the funding as provided in the Amended and Restated Credit Facilities Commitment Letter dated as of January 9, 2005, among Wachovia Bank, National Association, Wachovia Capital Investments, Inc., Wachovia Capital Markets, LLC, Merrill Lynch Capital Corporation and Movie Gallery shall have been satisfied as of the effective date, to the extent such conditions relate to the financial performance of, or the condition (financial or otherwise) of, Hollywood and its subsidiaries; and

•	Hollywood has taken all actions necessary to amend the change of control plan referred to in Section 6.5 of the Movie Gallery merger agreement in the manner set forth in Annex 6.5 to the Movie Gallery merger agreement, except that such amendment shall be applicable in the case of an acquisition of Hollywood by Blockbuster in the same manner as contemplated by such Annex 6.5 in the case of an acquisition of Hollywood by Movie Gallery.

These matters shall be determined based on the form of the Movie Gallery merger agreement as included in Hollywood’s preliminary proxy statement filed on January 26, 2005 and, in the case of the commitment letter referred to above, the form of such commitment letter as filed on January 11, 2005, without regard to any termination, modification or waiver of any provision under any such document; and

•	the “impairment condition”—Hollywood shall not have entered into or effectuated any agreement or transaction with any person or entity contemplating a merger or acquisition with respect to Hollywood or otherwise having the effect of impairing Blockbuster’s ability to acquire Hollywood or otherwise diminishing the expected economic value to Blockbuster of the acquisition of Hollywood;

•	the “board condition”—the members of the board of directors of Hollywood shall have resigned from their respective directorships, and prior to such resignation, shall have appointed Blockbuster’s designees as their replacements; and

•	the “NYSE condition”—the shares of Blockbuster class A common stock to be issued to Hollywood shareholders in the offer shall have been authorized for listing on the NYSE without any requirement for Blockbuster under applicable NYSE rules to obtain shareholder approval (this shareholder approval requirement would be triggered if the average price of Blockbuster class A common stock was less than $5.43), subject to official notice of issuance.

The satisfaction or existence of any of the conditions to the offer, including those set forth above, will be determined by Blockbuster in its sole discretion. Any and all conditions to the offer, including those set forth above, may be waived (to the extent legally permissible) by Blockbuster in its sole discretion.

Will I Be Taxed on the Blockbuster Class A Common Stock and Cash I Receive?

The receipt of Blockbuster class A common stock and cash by a U.S. holder in exchange for its shares of Hollywood common stock pursuant to the offer or the second-step merger will be a taxable transaction for U.S. federal income tax purposes.

For a more detailed discussion of material U.S. federal tax consequences of the offer, see the section captioned “The Offer—Taxation.”

BECAUSE TAX MATTERS ARE COMPLICATED, BLOCKBUSTER URGES YOU TO CONTACT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER.

Does Blockbuster Have the Financial Resources to Complete the Transactions Contemplated By the Offer and the Second-Step Merger?

Blockbuster estimates that the total amount of cash required to complete the transactions contemplated by the offer and the second-step merger, including:

•	payment of the cash portion of the purchase price required to acquire all of the outstanding shares of Hollywood common stock pursuant to the offer and the second-step merger (other than shares issued upon any exercise of Hollywood stock options prior to the closing of the offer and the second-step merger);

•	acquisition of all of the Hollywood notes pursuant to Blockbuster’s separate offer for all of the outstanding Hollywood notes;

•	repayment of Hollywood’s and its subsidiaries’ obligations under the Credit Agreement, dated January 16, 2003, among Hollywood, UBS Warburg LLC, UBS AG, Stamford Branch, and Bank of America, N.A., as amended on August 13, 2003; and

•	payment of any fees, expenses and other related amounts incurred in connection with the items above, including the termination fee and expense reimbursement described in the Movie Gallery termination condition;

is expected to be approximately $1,131,400,000.

Blockbuster has obtained commitments from JPMorgan Chase Bank, N.A., Credit Suisse First Boston, Cayman Islands branch, and Citicorp North America, Inc. to provide, subject to certain conditions, senior bank financing of up to $500,000,000 under a proposed amendment to Blockbuster’s existing credit facilities. In addition, Blockbuster intends to complete an offer of up to $500,000,000 in aggregate principal amount of senior subordinated notes prior to the consummation of the offer. If and to the extent Blockbuster does not issue $500,000,000 in aggregate principal amount of these proposed Blockbuster notes, the banks have collectively committed to provide, subject to certain conditions, senior subordinated financing under a proposed bridge facility of up to $500,000,000. Blockbuster expects to have sufficient funds to complete the transactions contemplated by the offer and the second-step merger and to pay fees, expenses and other related amounts through a combination of (i) Blockbuster’s cash on hand, (ii) borrowings under Blockbuster’s existing revolving credit facility and the proposed credit facility, (iii) proceeds from the issuance of the proposed Blockbuster notes and/or borrowings under the proposed bridge facility and (iv) Hollywood’s expected cash balance. As of September 30, 2004, Blockbuster had approximately $190.9 million of cash and cash equivalents. As reported on Hollywood’s Form 10-Q for the quarter ended September 30, 2004, Hollywood had approximately $145.9 million of cash and cash equivalents. The offer is contingent on Blockbuster having received proceeds from the commitments and issuances described above that, together with cash on hand, borrowings under Blockbuster’s existing revolving credit facility and Hollywood’s expected cash balance, are sufficient to complete the transactions contemplated by the offer and the second-step merger (including shares that may be issued upon any exercise of Hollywood stock options prior to the closing of the offer and the second-step merger) and to pay fees, expenses and other related amounts. The total value of the consideration required to complete the transactions contemplated by the offer and the second-step merger is estimated to be approximately $1.3 billion. For additional details on the proposed financing, see “The Offer—Source and Amount of Funds.”

Is Blockbuster’s Financial Condition Relevant to My Decision to Tender in the Offer?

Yes. Blockbuster’s financial condition is relevant to your decision to tender your shares because shares of Hollywood common stock accepted in the offer will be exchanged for cash and for shares of Blockbuster class A common stock. You should therefore consider Blockbuster’s financial condition before you decide to become one of Blockbuster’s stockholders through the offer. You also should consider the likely effect that Blockbuster’s acquisition of Hollywood will have on Blockbuster’s financial condition. In addition, Blockbuster’s financial condition is relevant because the offer is contingent upon Blockbuster having received proceeds under the financing commitments and issuances described above that, together with Blockbuster’s cash on hand, borrowings under Blockbuster’s existing revolving credit facility and Hollywood’s expected cash balance, are sufficient to complete the transactions contemplated by the offer and the second-step merger and to pay fees, expenses and other related amounts. The availability of financing pursuant to these commitments is subject to customary conditions, including Blockbuster’s financial condition. Given Blockbuster’s current cash balance, Hollywood’s expected cash balance and access to financing contemplated by the commitments from the lenders and issuances described above, Blockbuster has not secured alternative financing sources for transactions contemplated by the offer and the second-step merger.

What Percentage of Blockbuster’s Shares Will Former Holders of Shares of Hollywood Common Stock Own After the Offer?

Based on certain assumptions regarding the number of Hollywood shares to be exchanged and the price of Blockbuster class A common stock for the relevant period prior to the expiration of the offer, Blockbuster estimates that if all Hollywood shares are exchanged pursuant to the offer and the second-step merger, former Hollywood shareholders would own, in the aggregate, 15.9% of the outstanding shares of Blockbuster class A common stock, representing approximately 7.8% of the aggregate voting power of all Blockbuster common stock and approximately 10.5% of the total outstanding shares of Blockbuster common stock. For a detailed discussion of the assumptions on which this estimate is based, see “The Offer—Ownership of Blockbuster After the Offer.”

How Long Do I Have to Decide Whether to Tender in the Offer?

You have until 12:00 Midnight, New York City time, on Friday, March 11, 2005, to decide whether to tender your shares in the offer unless Blockbuster shall have extended the period of time during which the offer is open. If you cannot deliver everything required to make a valid tender to The Bank of New York, the exchange agent for the offer, prior to such time, you may be able to use a guaranteed delivery procedure to tender your shares in the offer, which is described in “The Offer—Guaranteed Delivery.” When Blockbuster makes reference to the “expiration of the offer” anywhere in this prospectus, this is the time to which Blockbuster is referring, including, when applicable, any extension period that may apply.

Can the Offer Be Extended and Under What Circumstances?

Blockbuster may, in its sole discretion, extend the offer at any time or from time to time. For instance, the offer may be extended if any of the conditions specified in “The Offer—Conditions of the Offer” are not satisfied prior to the scheduled expiration date of the offer. Blockbuster may also elect to provide a “subsequent offering period” for the offer. A subsequent offering period is not an extension of the offer. Rather, a subsequent offering period would be an additional period of time, beginning after Blockbuster has accepted for exchange all shares tendered during the offer, during which shareholders who did not tender their shares in the offer may tender their shares and receive the same consideration provided in the offer. Blockbuster does not currently intend to include a subsequent offering period, although it reserves the right to do so.

How Will I Be Notified if the Offer is Extended?

If Blockbuster decides to extend the offer, it will inform the exchange agent of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the offer was scheduled to expire.

How Do I Tender My Shares?

To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal, to the exchange agent not later than the time the offer expires. If your shares are held in street name by your broker, dealer, commercial bank, trust company or other nominee, such nominee can tender your shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the exchange agent for the offer prior to the expiration of the offer, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the exchange agent within three business days after the expiration of the offer. However, the exchange agent must receive the missing items within that three business day period. For a complete discussion on the procedures for tendering your shares, see “The Offer—Procedure for Tendering.”

Until What Time Can I Withdraw Tendered Shares?

You can withdraw tendered shares at any time until the offer has expired and, if Blockbuster has not agreed to accept your shares for exchange by the expiration date, you can withdraw them at any time after such date until it accepts shares for exchange. If Blockbuster decides to provide a subsequent offering period, it will accept shares tendered during that period immediately and thus you will not be able to withdraw shares tendered in the offer during any subsequent offering period. For a complete discussion on the procedures for withdrawing your shares, see “The Offer—Withdrawal Rights.”

How Do I Withdraw Tendered Shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the exchange agent for the offer, while you have the right to withdraw the shares. For a complete discussion on the procedures for withdrawing your shares, see “The Offer—Withdrawal Rights.”

When and How Will I Be Paid for My Tendered Shares?

Blockbuster will exchange all validly tendered and not properly withdrawn shares promptly after the expiration date of the offer, subject to the terms of the offer and the satisfaction or waiver of the conditions to the offer, as set forth in “The Offer—Conditions of the Offer.” Blockbuster will pay for your validly tendered and not properly withdrawn shares by depositing the purchase price, including shares of Blockbuster class A common stock, with the exchange agent, which will act as your agent for the purpose of receiving payments from Blockbuster and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by the exchange agent of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer—Procedure for Tendering”) and a properly completed and duly executed letter of transmittal and any other required documents for such shares.

Has Blockbuster Held Discussions With Hollywood?

Blockbuster has tried repeatedly to discuss with Hollywood the potential acquisition of Hollywood by Blockbuster or one of its affiliates, and Blockbuster is prepared to discuss with Hollywood all aspects of its proposal to acquire Hollywood. However, Blockbuster has been unable to obtain confidential information from Hollywood because, under Hollywood’s merger agreement with Movie Gallery (and prior to Hollywood’s entry into the Movie Gallery agreement, under Hollywood’s merger agreement with affiliates of Leonard Green & Partners), Hollywood is prohibited from providing Blockbuster with such information unless Blockbuster agrees to sign a confidentiality agreement including standstill provisions that, among other things, would prohibit Blockbuster from making a tender offer directly to Hollywood shareholders without the approval of Hollywood’s board of directors. See “Background and Reasons for the Offer.”

If I Decide Not to Tender, How Will the Offer Affect My Shares?

If the offer is consummated and the second-step merger with a wholly-owned subsidiary of Blockbuster takes place, shareholders not tendering in the offer will receive in the second-step merger the same number of shares of Blockbuster class A common stock and amount of cash per share that they would have received had they tendered their shares in the offer, subject to any dissenters’ rights properly exercised under Oregon law, if applicable. Therefore, if the second-step merger with a wholly-owned subsidiary of Blockbuster takes place and dissenters’ rights are not available or are not properly exercised by you, the key differences to you if you did not tender your shares in the offer are that you (i) will be paid later and (ii) may receive shares of Blockbuster class A common stock with a current market price that is greater or less than the price of Blockbuster class A common stock on the date you would have received them if you had tendered in the offer. However, if the offer is consummated and the second-step merger with a wholly-owned subsidiary of Blockbuster does not take place, the number of Hollywood shareholders and the number of shares of Hollywood that are still in the hands of the public may be so small that there will no longer be an active public trading market, or, possibly, any public trading market, for these shares, which may affect prices at which the shares trade. Also, as described below, Hollywood may cease making filings with the SEC or otherwise cease being subject to the SEC rules relating to publicly held companies. See “The Offer—Effect of the Offer on the Market for Shares of Hollywood Common Stock; NASDAQ Listing; Registration Under the Exchange Act; Margin Regulations.”

Are Dissenters’ Rights Available in Either the Offer or the Second-Step Merger?

Dissenters’ rights are the rights of shareholders, in certain cases, to receive “fair value” for their shares, as determined by a judicial appraisal process. Dissenters’ rights are not available in the offer, but, as discussed in the next paragraph, may arise if Blockbuster requests a Hollywood shareholder vote in connection with the Oregon Control Share Act. In addition, if you do not tender your shares, do not vote in favor of the second-step merger and do comply with applicable procedures under Oregon law, subject to the exception described below, you will be entitled to dissenters’ rights in connection with the second-step merger. Dissenters’ rights will not be available to shareholders in connection with the second-step merger unless, on the applicable determination date for the second-step merger, Hollywood common stock is not registered on a national securities exchange or traded on the NASDAQ National Market System. See “The Offer—Purpose of the Offer; Dissenters’ Rights.”

In addition, you may have dissenters’ rights in connection with the Oregon Control Share Act. The Oregon Control Share Act provides that a person who acquires specified amounts of an issuing public corporation’s voting stock may not exercise voting rights as to the acquired shares unless certain conditions are satisfied. See “The Offer—Certain Legal Matters; Regulatory Approvals.” Under appropriate circumstances, Blockbuster may decide to ask Hollywood’s shareholders to approve the restoration of Blockbuster’s right to vote shares of Hollywood common stock acquired by Blockbuster in the offer. In that event, dissenters’ rights may be available to each Hollywood shareholder who does not vote in favor of such restoration, provided that (i) Blockbuster acquires the right to direct the voting, other than through the holding of immediately revocable proxies, of voting shares with a majority or more of the total voting power of all voting shares of Hollywood and (ii) the shareholder exercising dissenters’ rights continues to hold shares of Hollywood’s common stock following such acquisition. The value of shares of Hollywood common stock determined in a dissent proceeding could be the same as, or more or less than, the value of the consideration per share offered pursuant to the offer or proposed to be paid in the second-step merger. See “The Offer—Purpose of the Offer; Dissenters’ Rights.”

What is the Market Value of My Shares of Hollywood Common Stock as of a Recent Date?

On February 1, 2005, the last full trading day before Blockbuster announced its intention to commence this offer, and the most recent practicable date before the mailing of this prospectus, the closing price of a share of common stock of Hollywood was $14.17. Blockbuster advises you to obtain a recent quotation for Hollywood shares before deciding whether to tender your shares.

What Will Happen to My Stock Options?

If you have options issued by Hollywood for shares of Hollywood common stock, unless you are subject to Hollywood’s Change of Control Plan for Senior Management, which provides for accelerated vesting of certain stock options upon a change of control of Hollywood, nothing will happen to the options in the offer itself. However, in the second-step merger, Blockbuster plans to cause Hollywood to convert all outstanding options to purchase shares of Hollywood common stock into options to purchase shares of Blockbuster class A common stock. The amount and exercise price of the converted options will be determined by the new Hollywood board after completion of the offer, taking into account the relative values of Blockbuster and Hollywood.

Where Can I Find More Information on Blockbuster and Hollywood?

You can find more information about Blockbuster and Hollywood from various sources described in the section captioned “Where You Can Find More Information.”

Who Can I Talk to If I Have Questions About the Offer?

You can call Morrow & Co., Inc., the information agent for the offer, or Citigroup Global Markets Inc., Credit Suisse First Boston LLC, referred to in this prospectus as “Credit Suisse First Boston,” or J.P. Morgan Securities Inc., the dealer managers for the offer, at the numbers below.

The information agent for the offer is:

445 Park Avenue, 5th Floor

New York, NY 10022

E-mail: hollywood.info@morrowco.com

Banks and Brokerage Firms Call: (800) 654-2468

Shareholders Please Call: (800) 607-0088

The dealer managers for the offer are:

390 Greenwich Street	11 Madison Avenue	277 Park Avenue
New York, New York 10013	New York, New York 10010-3629	New York, New York 10172
Toll Free: (877) 531-8365	Toll Free: (800) 881-8320	Toll Free: (866) 262-0777

WHERE YOU CAN FIND MORE INFORMATION

Blockbuster and Hollywood file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Blockbuster and Hollywood file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. Blockbuster’s and Hollywood’s public filings also are available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at http://www.sec.gov.

Blockbuster has filed a registration statement on Form S-4 to register with the SEC the offering and sale of shares of Blockbuster class A common stock to be issued in the offer and the second-step merger. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information that you can find in the registration statement or the exhibits to the registration statement.

The SEC allows Blockbuster to incorporate information into this prospectus “by reference,” which means that Blockbuster can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that Blockbuster and Hollywood have previously filed with the SEC. These documents contain important information about Blockbuster and Hollywood and their financial condition.

Blockbuster Filings (File No. 001-15153):

Blockbuster Filing	Period
Annual Report on Form 10-K	Fiscal year ended December 31, 2003, as filed on March 15, 2004

The description of Blockbuster class A common stock set forth in Blockbuster’s Registration Statement on Form 8-A, filed on July 13, 1999, including all amendments and reports filed for the purpose of updating such description.

Quarterly Reports on Form 10-Q	• Fiscal quarter ended March 31, 2004, as filed on May 7, 2004 • Fiscal quarter ended June 30, 2004, as filed on August 9, 2004 • Fiscal quarter ended September 30, 2004, as filed on November 8, 2004

Current Reports on Form 8-K	Filed on: • July 8, 2004 • August 18, 2004 • August 20, 2004 • September 30, 2004 • October 8, 2004 • October 18, 2004 • October 22, 2004

Blockbuster Filing	Period

•      October 28, 2004

•      November 12, 2004

•      December 1, 2004

•      December 8, 2004

•      December 14, 2004

•      December 20, 2004

•      December 23, 2004

•      December 28, 2004

•      December 29, 2004

•      January 10, 2005

•      January 11, 2005

•      January 18, 2005

•      January 25, 2005

Hollywood Filings (File No. 000-21824):

Hollywood Filing	Period

Annual Report on Form 10-K (except for the report of Hollywood’s independent public accountants contained therein which is not incorporated herein by reference because the consent of Hollywood’s independent public accountants has not yet been obtained nor has exemptive relief under Rule 437, promulgated under the Securities Act of 1933, as amended, been granted to Blockbuster by the SEC)

Fiscal year ended December 31, 2003, as filed on March 15, 2004 and as amended by a Form 10-K/A filed on April 13, 2004

The description of the Hollywood’s common stock set forth in Hollywood’s Registration Statement on Form 8-A, filed on May 20, 1993, including all amendments and reports filed for the purpose of updating such description.

Quarterly Reports on Form 10-Q

•      Fiscal quarter ended March 31, 2004, as filed on April 22, 2004

•      Fiscal quarter ended June 30, 2004, as filed on August 6, 2004

•      Fiscal quarter ended September 30, 2004, as filed on October 21, 2004

Current Reports on Form 8-K	Filed on: • March 29, 2004 • April 2, 2004

Hollywood Filing	Period
• June 8, 2004 • July 8, 2004 • August 6, 2004 • October 1, 2004 • October 14, 2004 • January 7, 2005 • January 11, 2005

Blockbuster hereby incorporates by reference additional documents that either it or Hollywood may file with the SEC between the date of this prospectus and the expiration date of the offer (or the date that the offer is terminated). These include, but are not limited to, periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements. For the avoidance of doubt, information furnished pursuant to Item 9 or 12, or, as of or after August 23, 2004, Item 2.02 or 7.01 of any current report on Form 8-K shall not be deemed incorporated herein or otherwise to form a part hereof.

You may obtain any of these documents upon request to the information agent at its address set forth on the back cover of this prospectus or from the SEC at the SEC’s Internet website described above.

IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM BLOCKBUSTER, PLEASE CONTACT THE INFORMATION AGENT NO LATER THAN MARCH 4, 2005 TO RECEIVE THEM BEFORE THE EXPIRATION DATE OF BLOCKBUSTER’S OFFER. If you request any incorporated documents, the information agent will mail them to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN MAKING YOUR DECISION WHETHER TO TENDER YOUR SHARES OF HOLLYWOOD COMMON STOCK INTO BLOCKBUSTER’S OFFER. BLOCKBUSTER HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT DIFFERS FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS DATED FEBRUARY 2, 2005. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS PROSPECTUS TO SHAREHOLDERS NOR THE ISSUANCE OF SHARES OF BLOCKBUSTER CLASS A COMMON STOCK IN BLOCKBUSTER’S OFFER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

NOTE ON HOLLYWOOD INFORMATION

In respect of information relating to Hollywood’s business, operations and management presented in, or omitted from, this prospectus, Blockbuster has relied upon publicly available information, primarily information publicly filed by Hollywood with the SEC. Information publicly filed by Hollywood may be examined and copies may be obtained at the places and in the manner set forth in the section captioned “Where You Can Find More Information.” Non-public information concerning Hollywood was not available to Blockbuster for the purpose of preparing this prospectus. Hollywood has not cooperated with Blockbuster in, and has not been involved in, the preparation of this prospectus and has not verified the information contained in this prospectus relating to Hollywood. Publicly available information concerning Hollywood may contain errors. Blockbuster has no knowledge that would indicate that any statements contained herein, including statements incorporated by reference, regarding Hollywood’s operations, financial condition or condition in general, based upon such publicly filed reports and documents are inaccurate, incomplete or untrue. However, Blockbuster was not involved in the preparation of such information and statements. As a result, Blockbuster has made adjustments and assumptions in preparing the pro forma financial information presented in this prospectus which have necessarily involved estimates with respect to Hollywood’s financial information. Any financial or other information regarding Hollywood that may be detrimental to Blockbuster following the acquisition of Hollywood that has not been publicly disclosed by Hollywood, or errors in estimates due to the lack of cooperation from Hollywood, may have an adverse effect on the benefits Blockbuster expects to achieve through the consummation of the offer.

Pursuant to Rule 409 promulgated under the Securities Act, Blockbuster has requested that Hollywood and Hollywood’s independent public accountants provide the information required to furnish complete disclosure regarding the business, operations, financial condition and management of Hollywood. In addition, pursuant to Rule 437 promulgated under the Securities Act, Blockbuster has requested that (i) Hollywood cooperate in obtaining the consent of its independent public accountants and (ii) Hollywood’s independent public accountants provide Blockbuster with their consent required for Blockbuster to incorporate by reference into this prospectus the audit report included in Hollywood’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003. Blockbuster will amend or supplement the registration statement, of which this prospectus is a part, to include such additional information if Blockbuster receives the information before the offer expires and Blockbuster considers it to be material, reliable and appropriate. As of the date of this prospectus, no such information has been received.

SUMMARY

This summary highlights selected information from this prospectus, and may not contain all of the information that is important to you. To better understand the offer to holders of shares of Hollywood common stock, you should read this entire prospectus carefully, as well as those additional documents to which we refer you. You may obtain the information incorporated by reference into this prospectus by following the instructions in the section captioned “Where You Can Find More Information.”

The Offer

Blockbuster is offering to exchange for each outstanding share of Hollywood common stock that is validly tendered and not properly withdrawn prior to the expiration date consideration having an aggregate value of $14.50, consisting of $11.50 in cash, without interest, and Blockbuster class A common stock having a value of $3.00, upon the terms and subject to the conditions contained in this prospectus and the accompanying letter of transmittal. In addition, you will receive cash instead of any fractional shares of Blockbuster class A common stock to which you may be entitled. The number of shares of Blockbuster class A common stock into which each share of Hollywood common stock will be converted in the offer will be determined by dividing $3.00 by the average of the daily volume-weighted average prices, rounded to four decimal points, of Blockbuster class A common stock on the NYSE, as reported by Bloomberg, for the 15 consecutive trading day period ending on the third trading day before the expiration date.

Reasons for the Offer

The competitive landscape of the retail home video industry has changed significantly over the past few years and is projected to continue to change in the future. New home entertainment alternatives, delivery options and format choices have been introduced into the market and have provided consumers with more options for home movie and game entertainment. The following key industry trends have led to Blockbuster’s search for ways to better compete and grow its business:

•	the growth in competition from mass merchant retailers as a result of the movie studios’ focus on DVD retail;

•	the popularity of online movie rental services;

•	the continued proliferation of direct-to-home entertainment options, including direct broadcast satellite, cable and video-on-demand, combined with consumer adoption of digital video recorder technology to allow time-shifted viewing;

•	the emergence of a strong and rapidly growing game industry providing entertainment options on game consoles and personal computers; and

•	the success of the personal computer with internet access as an in-home entertainment alternative.

The offer is strategic to Blockbuster as Blockbuster believes the offer will:

•	be immediately accretive to Blockbuster’s earnings per share and cash flow, independent of synergies;

•	generate a significant amount of operational efficiencies and cost savings resulting from (i) significant overhead and operational synergies through elimination of duplicative management and functions, (ii) the streamlining of the combined distribution network and (iii) improved efficiency of direct mail marketing;

•	result in (i) the reduction of combined occupancy costs and (ii) more efficient advertising spending; and

•	drive consumer demand through enhanced products and services by (i) adding movie and game trading to Hollywood stores, (ii) consolidating games brands, (iii) offering a movie rental subscription service in Hollywood stores that will be integrated with Blockbuster’s online subscription service and (iv) differentiating rental product offerings between the two chains.

Blockbuster believes the offer will significantly benefit both Blockbuster and Hollywood shareholders and customers. Blockbuster believes that a combination of Blockbuster and Hollywood has significant beneficial long-term growth prospects, which will maximize shareholder value. The Blockbuster class A common stock to be issued to Hollywood shareholders in the offer will allow such shareholders to participate in the growth and opportunities of the combined company.

Conditions of the Offer

Blockbuster’s obligation to exchange shares of Blockbuster class A common stock and cash for shares of Hollywood common stock pursuant to the offer is subject to several conditions including, among others, the minimum tender condition. Based on 60,993,769 shares of Hollywood common stock outstanding as of January 9, 2005 and options to purchase 7,325,698 shares of Hollywood common stock outstanding as of January 9, 2005, Blockbuster’s acquisition of 34,159,734 shares of Hollywood common stock would satisfy the minimum tender condition. The offer is subject to a number of additional conditions referred to below under “The Offer—Conditions of The Offer,” including the registration statement condition, the Hollywood notes condition, the control share condition, the business combination condition, the antitrust condition, the financing condition, the Movie Gallery termination condition, the Movie Gallery agreement condition, the impairment condition, the board condition and the NYSE condition.

Regulatory Approval

Pursuant to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to in this prospectus as the “HSR Act,” Blockbuster filed a Notification and Report Form with respect to the offer and the merger with the Antitrust Division and the Federal Trade Commission, which is referred to in this prospectus as the “FTC,” on December 28, 2004. As a result, the waiting period applicable to the purchase of shares of Hollywood common stock pursuant to the offer was scheduled to expire at 11:59 P.M., New York City time, on January 12, 2005. However, prior to such time, the FTC extended the waiting period by requesting additional information and documentary material relevant to the offer from Blockbuster. As a result of this request, the waiting period will be extended until 11:59 P.M., New York City time, on the thirtieth day after Blockbuster has made a proper response to that request as specified by the HSR Act and the implementing rules. Thereafter, the waiting period can be extended only by court order or as agreed to by Blockbuster. A request has been made pursuant to the HSR Act for early termination of the waiting period applicable to the offer. There can be no assurance, however, that the HSR Act waiting period will be terminated early.

Extension, Termination and Amendment

To the extent legally permissible, Blockbuster also reserves the right, in its sole discretion, at any time or from time to time:

•	to extend, for any reason, the period of time during which the offer is open;

•	to delay acceptance for exchange of, or exchange of, any shares of Hollywood common stock pursuant to the offer, or to terminate the offer and not accept or exchange any shares of Hollywood common stock not previously accepted or exchanged, upon the failure of any of the conditions of the offer to be satisfied prior to the expiration date;

•	to amend or terminate the offer without accepting for exchange or exchanging any shares of Hollywood common stock if Hollywood agrees to enter into a negotiated merger agreement with Blockbuster; and

•	to waive any condition or otherwise amend the offer in any respect.

In addition, even if Blockbuster has accepted, but not paid for, shares in the offer, it may terminate the offer and not exchange shares of Hollywood common stock that were previously tendered if completion of the offer is illegal or if a governmental authority has commenced or threatened legal action related to the offer.

Exchange of Shares of Hollywood Common Stock; Delivery of Shares of Blockbuster Class A Common Stock and Cash

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), Blockbuster will accept for exchange, and will exchange for cash and Blockbuster class A common stock, all Hollywood shares validly tendered and not properly withdrawn as promptly as practicable after the expiration date. If Blockbuster elects to provide a subsequent offering period following the expiration of the offer, shares tendered during such subsequent offering period will be accepted for exchange immediately upon tender and will be promptly exchanged.

Cash Instead of Fractional Shares of Blockbuster Class A Common Stock

Blockbuster will not issue certificates representing fractional shares of Blockbuster class A common stock pursuant to the offer. Instead, each tendering shareholder who would otherwise be entitled to a fractional share of Blockbuster class A common stock will receive cash in an amount equal to such fraction (expressed as a decimal and rounded to the nearest 0.01 of a share) multiplied by the average of the daily volume-weighted average prices, rounded to four decimal points, of Blockbuster class A common stock on the NYSE, as reported by Bloomberg, for the 15 consecutive trading day period ending on the third trading day before the expiration date.

Withdrawal Rights

You can withdraw tendered shares at any time until the offer has expired and, if Blockbuster has not agreed to accept your shares for exchange by the expiration date, you can withdraw them at any time after such date until it accepts shares for exchange. If Blockbuster decides to provide a subsequent offering period, it will accept shares tendered during that period immediately and thus you will not be able to withdraw shares tendered in the offer during any subsequent offering period.

Procedure for Tendering Shares

The procedure for tendering shares of Hollywood common stock varies depending on whether you possess physical certificates or a nominee holds your certificates for you and on whether or not you hold your securities in book-entry form. Blockbuster urges you to read the section captioned “The Offer—Procedure for Tendering” as well as the transmittal materials.

Risk Factors

The offer is, and upon the consummation of the offer, the combined company will be, subject to several risks. In deciding whether to tender your shares of Hollywood common stock pursuant to the offer, you should carefully read and consider the risk factors contained in the section captioned “Risk Factors.”

Financing of the Offer

In connection with the cash portion of the consideration payable pursuant to the offer and the second-step merger, Blockbuster has obtained commitments from JPMorgan Chase Bank, N.A., Credit Suisse First Boston, Cayman Islands branch, and Citicorp North America, Inc. to provide, subject to certain conditions, senior bank financing of up to $500,000,000 under a proposed amendment to Blockbuster’s existing credit facilities. In addition, Blockbuster intends to complete an offer of up to $500,000,000 in aggregate principal amount of senior subordinated notes prior to the consummation of the offer. If and to the extent Blockbuster does not issue $500,000,000 in aggregate principal amount of these proposed Blockbuster notes, the banks have collectively committed to provide, subject to certain conditions, senior subordinated financing under a proposed bridge facility of up to $500,000,000. Blockbuster expects to have sufficient funds to complete the transactions contemplated by the offer and the second-step merger and to pay fees, expenses and other related amounts through a combination of (i) Blockbuster’s cash on hand, (ii) borrowings under Blockbuster’s existing revolving credit facility and the proposed credit facility, (iii) proceeds from the issuance of the proposed Blockbuster notes and/or borrowings under the proposed bridge facility and (iv) Hollywood’s expected cash balance. As of September 30, 2004, Blockbuster had approximately $190.9 million of cash and cash equivalents. As reported in Hollywood’s Form 10-Q for the quarter ended September 30, 2004, Hollywood had approximately $145.9 million of cash and cash equivalents. The offer is contingent on Blockbuster having received proceeds from the commitments and issuances described above that, together with cash on hand, borrowings under Blockbuster’s existing revolving credit facility and Hollywood’s expected cash balance, are sufficient to complete the transactions contemplated by the offer and the second-step merger and to pay fees, expenses and other related amounts. For additional details on the proposed financing, see “The Offer—Source and Amount of Funds.”

Comparison of Shareholders’ Rights

You will receive Blockbuster class A common stock if you tender your shares of Hollywood common stock in the offer. There are a number of differences between the rights of a shareholder of Hollywood, an Oregon corporation, and the rights of a stockholder of Blockbuster, a Delaware corporation. Blockbuster urges you to review the discussion in the section captioned “Comparison of Shareholders’ Rights.”

Ownership of Blockbuster After the Offer

Based on certain assumptions regarding the number of Hollywood shares to be exchanged and the price of Blockbuster class A common stock for the relevant period prior to the expiration of the offer, Blockbuster estimates that former Hollywood shareholders will own, in the aggregate, 15.9% of the outstanding shares of Blockbuster class A common stock, representing approximately 7.8% of the aggregate voting power of all Blockbuster common stock and approximately 10.5% of the total outstanding shares of Blockbuster common stock. For a detailed discussion of the assumptions on which this estimate is based, see “The Offer—Ownership of Blockbuster After the Offer.”

RECENT DEVELOPMENTS

Indebtedness

In August 2004, Blockbuster entered into the existing credit facilities and issued the existing Blockbuster notes. For a description of the debt agreements governing this indebtedness, see the section captioned “Existing Debt Agreements.”

Split-off from Viacom

In October 2004, the split-off of Blockbuster from Viacom Inc., which is referred to in this prospectus as “Viacom,” Blockbuster’s former parent, was completed. In connection with the split-off, Blockbuster and Viacom entered into a number of agreements governing their respective rights and obligations following the split-off. For a description of these agreements, please review the section captioned “Matters Relating to the Split-off from Viacom.”

Buena Vista

As discussed in Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, in December 2002, Buena Vista Home Entertainment, Inc. filed a complaint in United States District Court for the Central District of California claiming that Blockbuster had breached the revenue-sharing agreement between the two parties. Buena Vista claimed damages in excess of $120 million. Blockbuster answered and asserted counterclaims for reformation and breach of contract. The parties agreed to binding arbitration of their dispute and, as a result, the federal court lawsuit was stayed pending completion of the arbitration in January 2005. Blockbuster has accrued $18 million in connection with such arbitration, of which $12 million was recorded in the fourth quarter of 2004.

New Accounting Pronouncements

Blockbuster plans to early adopt SFAS 123 (revised 2004), Share-Based Payment (“SFAS 123R”) effective October 1, 2004, which revises SFAS 123, Accounting for Stock-Based Compensation (“SFAS 123”) and supersedes APB 25, Accounting for Stock Issued to Employees (“APB 25”). SFAS 123R requires all share-based payments to employees to be recognized in the financial statements based on their fair values using an option-pricing model, such as the Black-Scholes model, at the date of grant. Blockbuster has historically utilized the pro forma disclosures previously permitted under SFAS 123 as an alternative to financial statement recognition. Blockbuster plans to elect the modified prospective method for adoption which requires compensation expense to be recorded for all unvested stock options and restricted stock beginning in the first quarter of adoption.

Blockbuster also plans to adopt FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans” (“FIN 28”) effective January 1, 2004. In accordance with FIN 28, unearned compensation associated with stock-based awards with graded vesting periods is amortized on an accelerated basis over the vesting period of the option or award. Prior to the adoption of FIN 28, the unearned compensation expense was amortized on a straight-line basis over the vesting period. The adoption of FIN 28 would be accounted for as a change in accounting principle and the related cumulative effect charge would be reflected in Blockbuster’s SFAS 123 pro forma footnote to its consolidated financial statements.

As a result of the planned adoption of FAS 123R and FIN 28, compensation expense would be recognized in Blockbuster’s statement of operations on an accelerated basis over the vesting period for all share-based payments beginning October 1, 2004. As such, for all unvested options outstanding as of October 1, 2004, the previously measured but unrecognized compensation expense, based on the original grant date fair value, would be amortized over the remaining vesting period. For share-based payments granted subsequent to October 1, 2004, compensation expense, based on the grant date fair value, would be recognized from the date of grant.

Blockbuster had previously disclosed that the restricted stock exchange offer completed during the fourth quarter of 2004 would result in a charge to earnings of approximately $60 to $80 million in the fourth quarter of 2004. Since that previous disclosure was made, the FASB issued SFAS 123R. Blockbuster estimates that the early adoption of SFAS 123R would reduce the amount of this charge and is in the process of determining the complete impact that the adoption of SFAS 123R and FIN 28 would have on its earnings for the year ended December 31, 2004.

The Companies

Blockbuster

Blockbuster is a Delaware corporation with principal executive offices at 1201 Elm Street, Dallas, Texas 75270. The telephone number of Blockbuster’s executive offices is (214) 854-3000. Blockbuster is a leading global provider of in-home rental and retail movie and game entertainment, with over 9,000 stores in the United States, its territories and 25 other countries as of September 30, 2004.

Hollywood

Hollywood is an Oregon corporation, with principal executive offices at 9275 SW Peyton Lane, Wilsonville, Oregon 97070. The telephone number of Hollywood’s executive offices is (503) 570-1600. Hollywood is the second largest rental retailer of DVDs, videocassettes and video games in the United States. Hollywood opened its first video store in 1988, and, as of September 30, 2004, operated 1,973 Hollywood Video stores in 47 states and the District of Columbia; 678 of these stores included an in-store Game Crazy department, where gaming enthusiasts can buy, sell and trade new and used video game hardware, software and accessories.

COMPARATIVE MARKET PRICE DATA

Shares of Blockbuster class A common stock are listed on the NYSE under the symbol “BBI” and shares of Hollywood common stock are listed on the National Association of Securities Dealers Automated Quotation system, or “NASDAQ,” under the symbol “HLYW.”

As reported on their respective exchanges, the following table sets out historical closing prices per share for shares of Blockbuster class A common stock and shares of Hollywood common stock on February 1, 2005, the last full trading day before Blockbuster announced its intention to commence this offer, and the most recent practicable date before the mailing of this prospectus. Because the value of the Blockbuster class A common stock you will receive per share of Hollywood common stock is fixed at $3.00, based on the formula set forth in the prospectus, the number of shares of Blockbuster class A common stock you will receive will fluctuate as the market price of Blockbuster class A common stock changes. The table below illustrates the number of shares of Blockbuster class A common stock you would receive based on the market price reflected.

	BLOCKBUSTER CLASS A COMMON STOCK (NYSE)	HOLLYWOOD COMMON STOCK (NASDAQ)	SHARES OF BLOCKBUSTER CLASS A COMMON STOCK RECEIVED	VALUE OF BLOCKBUSTER CLASS A COMMON STOCK RECEIVED	CASH RECEIVED
February 1, 2005	$9.20	$14.17	0.326	$3.00	$11.50

The market prices of Blockbuster class A common stock and Hollywood common stock may fluctuate during the offer period and thereafter, and may be different from the prices set forth above at the expiration of the offer period and at the time you receive your shares of Blockbuster class A common stock. YOU ARE ENCOURAGED TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER. See the section captioned “Effect of the Offer on the Market for Shares of Hollywood Common Stock; NASDAQ Listing; Registration Under the Exchange Act; Margin Regulations” for a discussion of the possibility that Hollywood’s shares will cease to be listed on the NASDAQ National Market System.

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The table set forth below depicts historical information about basic and diluted income per share, cash dividends per share, book value per share and the ratio of earnings to fixed charges for both Blockbuster and Hollywood for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, on a historical basis, and for Blockbuster and Hollywood on an unaudited pro forma combined basis after giving effect to the transaction. The pro forma data of the combined company assumes a 100% acquisition of Hollywood common stock and was derived by combining the historical consolidated financial information of Blockbuster and Hollywood as described elsewhere in this prospectus. The equivalent pro forma per share data for Hollywood assumes that 32/100ths of a share of Blockbuster class A common stock will be received for each share of Hollywood common stock. For a discussion of the assumptions and adjustments made in the preparation of the pro forma financial information presented in this prospectus, see the section captioned “Unaudited Pro Forma Condensed Combined Financial Statements.”

The following pro forma financial information allocates the entire excess of purchase price over the carrying value of Hollywood’s net assets to goodwill as management does not have information related to Hollywood’s business necessary to complete a purchase price allocation in accordance with U.S. GAAP. Actual amounts, determined on the basis of more detailed information, will differ from the amounts reflected below.

You should read the information presented in this table below together with the historical financial statements of Blockbuster and Hollywood and the related notes which, are incorporated herein by reference, and the “Unaudited Pro Forma Condensed Combined Financial Statements” appearing elsewhere in this prospectus. The pro forma data is unaudited and for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will achieve after the consummation of the offer. This pro forma information is subject to risks and uncertainties, including those discussed under “Risk Factors.”

	Nine Months ended September 30, 2004[1]	Year ended December 31, 2003[1]

Blockbuster historical data
Income (loss) per share before cumulative effect of change in accounting principle:
Basic	$(6.94)	$(5.44)
Diluted	$(6.94)	$(5.44)
Net income (loss) per share:
Basic	$(6.94)	$(5.46)
Diluted	$(6.94)	$(5.46)

Book value per share	$6.01	$17.96

Recurring cash dividends per share	$0.06	$0.08
Special distribution per share	$5.00	$—
Ratio of earnings to fixed charges:
Earnings:
Income (loss) before equity in loss of affiliated companies, income taxes, and cumulative effect of change in accounting principle	$(1,303.4)	$(875.6)
Fixed charges	170.7	223.5

Total earnings	$(1,132.7)	$(652.1)

Fixed charges:
Interest expense including amortization of debt costs	$18.3	$33.1
Interest element of rentals	152.4	190.4

Total fixed charges	$170.7	$223.5

Ratio of earnings to fixed charges	— [2]	— [2]

	Nine Months ended September 30, 2004[1]			Year ended December 31, 2003[1]

Blockbuster pro forma data
Pro forma income (loss) per share before cumulative effect of change in accounting principle:
Basic		$(6.07)			$(4.63)
Diluted		$(6.07)			$(4.63)

Pro forma book value per share		$6.27
Pro forma ratio of earnings to fixed charges
Earnings:
Income (loss) before equity in loss of affiliated companies, income taxes, and cumulative effect of change in accounting principle		$(1,239.4)			$(784.2)
Fixed charges		[	]		[	]

Total earnings	$	[	]	$	[	]

Fixed charges:
Interest expense including amortization of debt costs	$	[	]	$	[	]
Interest element of rentals		[	]		[	]

Total fixed charges	$	[	]	$	[	]

Ratio of earnings to fixed charges[6]		—	[3]		—	[3]

Hollywood historical data
Income per share before cumulative effect of change in accounting principle:
Basic		$0.98			$1.36
Diluted		$0.94			$1.28
Net income per share:
Basic		$0.98			$1.36
Diluted		$0.94			$1.28

Book value per share		$6.39			$5.46

Cash dividends per share		$—			—
Ratio of earnings to fixed charges
Earnings:
Income before income taxes		$98.2			$137.1
Fixed charges		[	]		[	]

Total earnings	$	[	]	$	[	]

Fixed charges:
Interest expense including amortization of debt costs	$	[	]	$	[	]
Interest element of rentals		[	]		[	]

Total fixed charges	$	[	]	$	[	]

Ratio of earnings to fixed charges		[	]		[	]

Hollywood equivalent pro forma per share data
Income (loss) before cumulative effect of change in accounting principle[4]:
Basic		$(1.97)			$(1.50)
Diluted		$(1.97)			$(1.50)

Book value per common share[4]		$2.03

Recurring cash dividends per common share[5]		$0.02			$0.03

[1]	During the third quarter of 2004 and the fourth quarter of 2003 Blockbuster recognized non-cash charges of $1.5 billion and $1.3 billion, respectively, to record an impairment of goodwill and other long-lived assets in accordance with SFAS 142 “Goodwill and Other Intangible Assets” and SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.”

[2]	Earnings were insufficient to cover fixed charges by $1,303.4 million for the nine months ended September 30, 2004 and $875.6 million for the year ended December 31, 2003. As a result of such deficiencies, the ratios are not presented above.

[3]	Pro forma earnings were insufficient to cover pro forma fixed charges by $1,239.4 million for the nine months ended September 30, 2004 and $784.2 million for the year ended December 31, 2003. As a result of such deficiencies, the ratios are not presented above.

[4]	Pro forma amounts for Blockbuster multiplied by 0.324 (the assumed exchange ratio based on the closing price of Blockbuster class A common stock on the NYSE on January 28, 2005).

[5]	Historical amounts for Blockbuster multiplied by 0.324 (the assumed exchange ratio based on the closing price of Blockbuster class A common stock on the NYSE on January 28, 2005).

[6]	The ratio of earnings to fixed charges for the year ended December 31, 2002 was 2.3.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BLOCKBUSTER

The following table sets forth a summary of selected historical consolidated financial data of Blockbuster for each of the nine-month periods ended September 30, 2004 and September 30, 2003 and for each of the years in the five-year period ended December 31, 2003. This information is derived from, and should be read in conjunction with, the audited consolidated financial statements of Blockbuster and the unaudited interim consolidated financial statements of Blockbuster, which are incorporated herein by reference. The operating results for the nine-month period ended September 30, 2004 are not necessarily indicative of the results for the remainder of the fiscal year or any future period. Blockbuster’s management believes that its respective unaudited consolidated interim financial statements reflect all adjustments that are necessary for a fair statement of the results for the interim periods presented. See the section “Where You Can Find More Information.”

	(in millions, except per share amounts and worldwide store data)
	Nine months ended September 30,		Year ended or at December 31,
	2004(a)	2003	2003(b)	2002	2001(c)	2000(d)	1999
Statement of Operations Data	(unaudited)
Revenues	$4,334.3	$4,294.5	$5,911.7	$5,565.9	$5,156.7	$4,960.1	$4,463.5
Gross profit	$2,656.8	$2,598.9	$3,521.9	$3,207.2	$2,736.0	$2,924.1	$2,701.0
Amortization of intangibles	$1.9	$0.8	$2.4	$1.7	$177.1	$180.1	$171.8
Impairment of goodwill and other long-lived assets	$1,504.4	$—	$1,304.9	$—	$—	$—	$—
Operating income (loss)	$(1,287.1)	$353.6	$(845.2)	$337.1	$(219.6)	$75.7	$121.7
Income (loss) before cumulative effect of change in accounting principle	$(1,257.0)	$209.8	$(979.5)	$189.4	$(240.3)	$(75.9)	$(69.2)
Cumulative effect of change in accounting principle, net of tax (e)	$—	$(4.4)	$(4.4)	$(1,817.0)	$—	$—	$—
Net income (loss) (e)	$(1,257.0)	$205.4	$(983.9)	$(1,627.6)	$(240.3)	$(75.9)	$(69.2)

Income (loss) per share before cumulative effect of change in accounting principle:
Basic	$(6.94)	$1.17	$(5.44)	$1.06	$(1.37)	$(0.43)	$(0.44)
Diluted	$(6.94)	$1.16	$(5.44)	$1.04	$(1.37)	$(0.43)	$(0.44)
Net income (loss) per share (e):
Basic	$(6.94)	$1.14	$(5.46)	$(9.11)	$(1.37)	$(0.43)	$(0.44)
Diluted	$(6.94)	$1.14	$(5.46)	$(8.96)	$(1.37)	$(0.43)	$(0.44)

Weighted average shares outstanding:
Basic	181.1	179.8	180.1	178.6	175.6	175.0	156.1
Diluted	181.1	180.9	180.1	181.6	175.6	175.0	156.1

Recurring cash dividends per share	$0.06	$0.06	$0.08	$0.08	$0.08	$0.08	$0.02
Special distribution per share	$5.00	$—	$—	$—	$—	$—	$—

Balance Sheet Data
Total assets	$3,413.5	$6,070.8	$4,850.5	$6,243.8	$7,752.4	$8,548.9	$8,540.8
Long-term debt, including capital leases (f)	$1,093.8	$354.9	$219.9	$541.5	$727.8	$1,169.3	$1,325.2
Total stockholders’ equity	$1,087.9	$4,411.9	$3,249.3	$4,167.0	$5,748.7	$6,008.4	$6,125.0

Cash Flow Data
Cash flows provided by operating activities	$747.3	$941.5	$1,416.1	$1,451.2	$1,395.1	$1,320.8	$1,142.8
Cash flows used for investing activities	$(722.1)	$(740.5)	$(1,010.4)	$(1,303.5)	$(945.2)	$(1,056.8)	$(1,258.1)
Cash flows provided by / (used for) financing activities	$(70.1)	$(192.3)	$(335.5)	$(199.2)	$(441.2)	$(187.2)	$137.2

Margins
Rental margin (g)	72.1%	69.7%	70.0%	66.1%	57.7%	64.4%	66.0%
Merchandise margin (h)	23.0%	20.0%	19.8%	17.1%	18.9%	21.4%	21.0%
Gross margin (i)	61.3%	60.5%	59.6%	57.6%	53.1%	59.0%	60.5%

Worldwide Store Data
Same store revenues increase (decrease) (j)	(4.4)%	(0.5)%	(2.2)%	5.1%	2.5%	5.6%	8.3%
Company-operated stores at end of period	7,203	7,080	7,105	6,907	6,412	6,254	5,879
Franchised and joint venture stores at end of period	1,811	1,702	1,762	1,638	1,569	1,423	1,274
Total stores at end of period	9,014	8,782	8,867	8,545	7,981	7,677	7,153

(a)	During the third quarter of 2004, Blockbuster recognized a non-cash charge of $1.5 billion to record an impairment of goodwill and other long-lived assets in accordance with SFAS 142 and SFAS 144.
(b)	During the fourth quarter of 2003, Blockbuster recognized a non-cash charge of $1.3 billion to record an impairment of goodwill and other long-lived assets in accordance with SFAS 142 and SFAS 144.
(c)	In 2001, Blockbuster recognized charges of $396.6 million related to the execution of a strategic re-merchandising plan to allow for an expansion of store space for DVD and other strategic product offerings and a change in accounting estimates related to its rental library. The charges decreased gross profit by $337.6 million and operating income by $394.7 million.
(d)	During the fourth quarter of 2000, Blockbuster recognized a non-cash charge of $31.6 million, related to the impairment of certain hardware and capitalized software costs in its new media segment.
(e)	During the first quarter of 2002, Blockbuster adopted SFAS 142 which eliminates the amortization of goodwill and intangible assets with indefinite lives and requires instead that those assets be tested for impairment at least annually. The application of the transition provisions of this new accounting standard required Blockbuster to reduce its goodwill by $1.82 billion. During the first quarter of 2003, Blockbuster adopted SFAS 143, “Accounting for Asset Retirement Obligations,” which requires the capitalization of any retirement costs as part of the total cost of the related long-lived asset and the subsequent allocation of the total expense to future periods. The application of this new accounting standard required Blockbuster to record a $4.4 million cumulative effect of a change in accounting principle.
(f)	Long-term debt, including capital leases, includes both the current and long-term portions of long-term debt and capital leases.
(g)	Rental gross profit as a percentage of rental revenues.
(h)	Merchandise gross profit as a percentage of merchandise sales.
(i)	Gross profit as a percentage of total revenues.
(j)	A store is included in the same-store revenues calculation after it has been opened and operated by Blockbuster for more than 52 weeks. An acquired store becomes part of the same store base in the 53rd week after its acquisition and conversion. The percentage change is computed by comparing total net revenues for stores at the end of the applicable reporting period with total net revenues from these same stores for the comparable period in the prior year. The same-store revenues calculation does not include the impact of foreign exchange rates. Due to the integrated nature of the online pass, beginning in the third quarter of 2004 revenues generated from BLOCKBUSTER Online™ have been included in same-store rental revenues. The impact to same-store revenues was not material for the three or nine months ended September 30, 2004.

SELECTED HISTORICAL CONSOLIDATED

FINANCIAL DATA OF HOLLYWOOD

The following table sets forth selected historical consolidated financial data of Hollywood for each of the nine-month periods ended September 30, 2004 and September 30, 2003 and for each of the years in the five-year period ended December 31, 2003. This information is derived from, and should be read in conjunction with, the audited consolidated financial statements of Hollywood and the unaudited interim consolidated financial statements of Hollywood, which are incorporated herein by reference. The operating results for the nine-month period ended September 30, 2004 are not necessarily indicative of the results for the remainder of the fiscal year or any future period. See “Where You Can Find More Information.”

	(in millions, except per share amounts and store data)
	Nine months ended September 30,		Year ended or at December 31,
	2004	2003	2003	2002	2001	2000	1999
Statement of Operations Data	(unaudited)
Revenues	$1,276.5	$1,209.0	$1,682.5	$1,490.1	$1,379.5	$1,296.2	$1,096.8
Gross profit	$785.5	$753.4	$1,017.9	$916.5	$835.0	$511.0	$663.0
Amortization of intangibles	$—	$—	$—	$—	$5.1	$59.9	$56.9
Restructuring charge for closure of internet business	—	—	—	$12.4	$3.3	$46.9	—
Restructuring charge for store closing	$0.2	—	$2.1	$0.8	$3.8	$16.9	—
Operating income (loss)	$121.2	$136.9	$185.1	$189.3	$119.3	$(436.3)	$(2.5)
Income (loss) before cumulative effect of change in accounting principle	$58.9	$59.2	$82.3	$241.8	$100.4	$(530.0)	$(49.9)
Cumulative effect of change in accounting principle, net of tax	$—	$—	$—	$—	$—	$—	$(1.4)
Net income (loss)	$58.9	$59.2	$82.3	$241.8	$100.4	$(530.0)	$(51.3)

Income (loss) per share before cumulative effect of change in accounting principle:
Basic	$0.98	$0.98	$1.36	$4.23	$2.05	$(11.48)	$(1.09)
Diluted	$0.94	$0.92	$1.28	$3.88	$1.90	$(11.48)	$(1.09)
Net income (loss) per share:
Basic	$0.98	$0.98	$1.36	$4.23	$2.05	$(11.48)	$(1.13)
Diluted	$0.94	$0.92	$1.28	$3.88	$1.90	$(11.48)	$(1.13)

Weighted average shares outstanding:
Basic	60.3	60.5	60.4	57.2	49.1	46.2	45.6
Diluted	62.7	64.4	64.2	62.4	52.9	46.2	45.6

Dividends per share	$—	$—	$—	$—	$—	$—	$—

Balance Sheet Data
Total assets	$1,024.7	$945.1	$997.5	$1,146.4	718.5	$665.1	$1,053.3
Long-term debt, including capital leases	$351.4	$372.4	$371.3	$600.8	514.0	$536.4	$533.9
Total stockholders’ equity	$389.1	$318.3	$325.8	$257.1	(113.6)	$(222.4)	$304.5

Cash Flow Data
Cash flows provided by operating activities	$270.1	$246.3	$390.8	$361.6	$273.9	$248.9	$177.2
Cash flows used for investing activities	$(177.0)	$(5.7)	$(98.8)	$(551.6)	$(212.4)	$(255.8)	$(320.3)
Cash flows provided by / (used for) financing activities	$(21.4)	$(233.7)	$(251.0)	$184.4	$(26.0)	$3.3	$146.2

Margins
Rental margin	70.1%	68.3%	68.2%	66.2%	63.9%	44.3%	68.8%
Merchandise margin	26.1%	27.6%	24.4%	24.0%	21.0%	1.4%	23.8%
Gross margin	61.5%	62.3%	60.5%	61.5%	60.5%	39.4%	60.4%

Store Data
Same store revenues increase	1%	10%	11%	8%	6%	2%	12%
Total stores at end of period	1,973	1,864	1,920	1,831	1,801	1,818	1,615

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following table sets forth selected pro forma combined financial data derived from (i) the unaudited consolidated interim financial statements of Blockbuster for the nine-month period ended September 30, 2004, and the audited consolidated financial statements of Blockbuster for the fiscal year ended December 31, 2003 and (ii) the unaudited consolidated interim financial statements of Hollywood for the nine-month period ended September 30, 2004, and the audited consolidated financial statements of Hollywood for the fiscal year ended December 31, 2003, all of which are incorporated by reference into this prospectus.

The following pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of (i) results of operations and financial position that would have been achieved had the consummation of the offer taken place on the dates indicated or (ii) the future operations of the combined company. The following table should be relied on only for the limited purpose of presenting what the results of operations and financial position of the combined businesses of Blockbuster and Hollywood might have looked like had the offer taken place at an earlier date. The following pro forma financial information allocates the entire excess of purchase price over the carrying value of Hollywood’s net assets to goodwill as management does not have information related to Hollywood’s business necessary to complete a purchase price allocation in accordance with U.S. GAAP. Actual amounts, determined on the basis of more detailed information, will differ from the amounts reflected below. For a discussion of the assumptions and adjustments made in the preparation of the pro forma financial information presented in this prospectus, see the section captioned “Unaudited Pro Forma Condensed Combined Financial Statements.” You can find more information about the offer in the section captioned “The Offer.”

The following pro forma financial information should be read in conjunction with:

•	the Unaudited Pro Forma Condensed Combined Financial Statements and the accompanying notes in the section captioned “Unaudited Pro Forma Condensed Combined Financial Statements;”

•	financial statements of Blockbuster for the year ended December 31, 2003 and for the nine-month period ended September 30, 2004 and the notes relating thereto, which are incorporated by reference into this prospectus; and

•	financial statements of Hollywood for the fiscal year ended December 31, 2003 and for the nine-month period ended September 30, 2004 and the notes relating thereto, which are incorporated by reference into this prospectus.

	Nine months ended September 30, 2004	Year ended December 31, 2003
	(in millions, except per share amounts)
Statement of Earnings Data
Revenues	$5,610.8	$7,594.2
Income (loss) before cumulative effect of change in accounting principle	(1,219.0)	(925.1)
Income (loss) per share before cumulative effect of change in accounting principle
Basic	$(6.07)	$(4.63)
Diluted	(6.07)	(4.63)
Weighted-average shares outstanding
Basic	200.8	199.8
Diluted	200.8	199.8

September 30, 2004
(in millions)
Balance Sheet Data
Total assets	$4,866.6
Long-term debt including capital lease obligations	2,095.2
Stockholders’ equity	1,258.3

RISK FACTORS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe Blockbuster’s objectives, plans or goals are forward-looking. Blockbuster’s forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections regarding Blockbuster and Hollywood and projections regarding the home entertainment industry. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict, including those discussed below. Therefore, actual results may vary materially from what is expressed in or indicated by the forward-looking statements. In particular, forward-looking statements as to Blockbuster’s financial and business performance following the proposed acquisition of Hollywood should be qualified by the absence of any opportunity for Blockbuster to perform comprehensive due diligence on Hollywood. These forward-looking statements might have been significantly different had such due diligence been undertaken. Readers of this prospectus are cautioned not to place undue reliance on these forward-looking statements since, while Blockbuster believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this prospectus and the material accompanying this prospectus.

Risk Factors Relating to the Offer

This transaction may adversely affect the liquidity and value of non-tendered Hollywood common stock.

In the event that not all of the shares of Hollywood common stock are tendered in the offer, the number of shareholders and the number of shares of Hollywood common stock held by individual holders will be greatly reduced. As a result, the closing of the offer would adversely affect the liquidity and could also adversely affect the market value of the remaining shares of Hollywood common stock held by the public. Subject to the rules of the NASDAQ, Blockbuster may delist the shares of Hollywood common stock on the NASDAQ. As a result of such delisting, shares of Hollywood common stock not tendered pursuant to the offer may become illiquid and may be of reduced value. See “The Offer—Plans for Hollywood.”

Blockbuster’s indebtedness following the offer and the second-step merger will be higher than Blockbuster’s existing indebtedness. Therefore, it may be more difficult for Blockbuster to pay its debts and more necessary for Blockbuster to divert its cash flow from operations to debt service payments. In addition, the additional indebtedness could limit Blockbuster’s ability to borrow funds and increase its vulnerability to general adverse economic and industry conditions.

Blockbuster’s total indebtedness as of September 30, 2004 was approximately $1,093.8 million. Blockbuster’s pro forma total indebtedness as of September 30, 2004, after giving effect to the acquisition of 100% of the outstanding shares of Hollywood common stock, as described in the section captioned “Unaudited Pro Forma Condensed Combined Financial Statements,” is approximately $2,095.2 million. Blockbuster’s debt service obligations with respect to this increased indebtedness could have an adverse impact on its earnings and cash flows for as long as the indebtedness is outstanding.

Blockbuster’s increased indebtedness could have important consequences to holders of its common stock. For example, it could:

•	make it more difficult for Blockbuster to pay its debts as they become due during general adverse economic and market industry conditions because any related decrease in revenues could cause Blockbuster to not have sufficient cash flows from operations to make its scheduled debt payments;

•	limit Blockbuster’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates and, consequently, place Blockbuster at a competitive disadvantage to its competitors with less debt;

•	require a substantial portion of Blockbuster’s cash flows from operations for debt service payments, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	result in a downgrade in the rating of Blockbuster’s indebtedness, which could limit Blockbuster’s ability to borrow additional funds or increase the interest rates applicable to Blockbuster’s indebtedness; and

•	result in higher interest expense in the event of increases in interest rates since some of Blockbuster’s borrowings are, and will continue to be, at variable rates of interest.

Based upon current levels of operations and anticipated growth, Blockbuster expects to be able to generate sufficient cash flow to make all of the principal and interest payments when such payments are due under Blockbuster’s existing and proposed credit facilities, the indenture governing Blockbuster’s existing notes and the indenture governing the proposed Blockbuster notes and/or the proposed bridge facility, but there can be no assurance that Blockbuster will be able to repay such borrowings. See “The Offer—Source and Amount of Funds.”

The terms of Blockbuster’s existing and proposed debt agreements impose many restrictions on Blockbuster. A failure by Blockbuster to comply with any of these restrictions could result in acceleration of Blockbuster’s debt. Were this to occur, Blockbuster might not have, or be able to obtain, sufficient cash to pay its accelerated indebtedness.

The operating and financial restrictions and covenants in Blockbuster’s existing and proposed debt agreements may adversely affect Blockbuster’s ability to finance future operations or capital needs or to engage in new business activities. The existing and proposed debt agreements restrict Blockbuster’s ability to, among other things:

•	declare dividends or redeem or repurchase capital stock;

•	prepay, redeem or repurchase other debt;

•	incur liens;

•	make loans, guarantees, acquisitions and investments;

•	incur additional indebtedness;

•	engage in sale and leaseback transactions;

•	amend or otherwise alter debt and other material agreements;

•	engage in mergers, acquisitions or asset sales; and

•	transact with affiliates.

In addition, Blockbuster’s existing and proposed debt agreements require that Blockbuster maintain certain financial ratios. As a result of these covenants and ratios, Blockbuster will be limited in the manner in which it can conduct its business, and may be unable to engage in favorable business activities or finance future operations or capital needs. Accordingly, these restrictions may limit Blockbuster’s ability to successfully operate its business. A failure to comply with these restrictions or to maintain the financial ratios contained in the existing and proposed debt agreements could lead to an event of default that could result in an acceleration of the indebtedness. Blockbuster cannot assure you that its future operating results will be sufficient to ensure compliance with the covenants in its existing and proposed debt agreements or to remedy any such default. In addition, in the event of an acceleration, Blockbuster may not have or be able to obtain sufficient funds to make any accelerated payments. See “The Offer—Source and Amount of Funds.”

Blockbuster has only conducted a review of Hollywood’s publicly available information and has not had access to Hollywood’s non-public information. Therefore, Blockbuster may be subject to unknown liabilities of Hollywood which may have a material adverse effect on Blockbuster’s profitability and results of operations.

To date, Blockbuster has only conducted a due diligence review of Hollywood’s publicly available information. As a result, after the consummation of the offer, Blockbuster may be subject to unknown liabilities of Hollywood, which may have a material adverse effect on Blockbuster’s profitability and results of operations, which Blockbuster might have otherwise discovered if Blockbuster had been permitted by Hollywood to conduct a complete due diligence review of Hollywood’s non-public information.

Blockbuster’s verification of the reliability of the Hollywood information included in, or omitted from, this prospectus, pursuant to Blockbuster’s due diligence review of Hollywood has been limited by Hollywood’s refusal to provide Blockbuster with the accounting and other records necessary for Blockbuster to fully assess the financial and operating condition of Hollywood.

In respect of all information relating to Hollywood presented in, incorporated by reference into or omitted from, this prospectus, Blockbuster has relied upon publicly available information, including information publicly filed by Hollywood with the SEC. Although Blockbuster has no knowledge that would indicate that any statements contained herein regarding Hollywood’s condition, including its financial or operating condition, based upon such publicly filed reports and documents are inaccurate, incomplete or untrue, Blockbuster was not involved in the preparation of such information and statements. For example, Blockbuster has made adjustments and assumptions in preparing the pro forma financial information presented in this prospectus that have necessarily involved Blockbuster’s estimates with respect to Hollywood’s financial information. Any financial, operating or other information regarding Hollywood that may be detrimental to Blockbuster following Blockbuster’s acquisition of Hollywood that has not been publicly disclosed by Hollywood, or errors in Blockbuster’s estimates due to the lack of cooperation from Hollywood, may have an adverse effect on the benefits Blockbuster expects to achieve through the consummation of the offer.

The market price of Blockbuster class A common stock may decline as a result of the offer.

The market price of Blockbuster’s class A common stock may decline as a result of the offer if:

•	the integration of Hollywood’s business is unsuccessful;

•	after completion of the acquisition of Hollywood, Blockbuster learns of information with respect to Hollywood that prevents Blockbuster from making the certifications required by the Sarbanes-Oxley Act of 2002, which would reduce investors’ confidence in Blockbuster’s reporting capabilities with respect to Hollywood’s business;

•	Blockbuster does not achieve the expected benefits of the acquisition of Hollywood as rapidly or to the extent anticipated by financial analysts or investors;

•	the effect of Blockbuster’s acquisition of Hollywood on Blockbuster’s financial results is not consistent with the expectations of financial analysts or investors; or

•	a downgrade in the rating of Blockbuster’s indebtedness occurs as a result of Blockbuster’s increased indebtedness incurred to finance the offer.

In connection with the offer, Blockbuster estimates that Blockbuster could issue approximately 22,109,860 shares of Blockbuster class A common stock and/or stock options. The increase in the number of shares of Blockbuster’s common stock issued may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Blockbuster class A common stock.

Uncertainties exist in integrating the business and operations of Blockbuster and Hollywood.

Blockbuster intends, to the extent possible, to integrate Hollywood’s operations with those of Blockbuster. Although Blockbuster believes that the integration of Hollywood’s operations into Blockbuster’s will not present any significant difficulties, there can be no assurance that Blockbuster will not encounter substantial difficulties integrating Hollywood’s operations with Blockbuster’s operations, resulting in a delay or the failure to achieve the anticipated synergies and, therefore, the expected increases in earnings and cost savings. The difficulties of combining the operations of the companies include, among other things:

•	possible inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between Hollywood and Blockbuster;

•	the consolidation of sales and marketing operations;

•	the retention of existing customers and attraction of new customers;

•	the retention of key employees;

•	the consolidation of corporate and administrative infrastructures;

•	the integration and management of the technologies and products of the two companies, including the consolidation and integration of computer information systems;

•	the identification and elimination of redundant and underperforming operations and assets;

•	the efficient use of capital assets to develop the business of the combined company;

•	the minimization of the diversion of management’s attention from ongoing business concerns;

•	the coordination of geographically separate organizations;

•	the possibility of tax costs or inefficiencies associated with the integration of the operations of the combined company; and

•	the possible need to modify operating control standards in order to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

For these reasons, Blockbuster may fail to complete successfully the necessary integration of Hollywood and Blockbuster, or to realize any of the anticipated benefits of the integration of the two companies. Actual cost savings and synergies may be lower than Blockbuster currently expects and may take a longer time to achieve than Blockbuster currently anticipates.

Even if the offer is completed, full integration of Hollywood’s operations with Blockbuster’s may be delayed if Blockbuster cannot acquire 90% of the issued and outstanding shares of Hollywood common stock pursuant to the offer.

The offer is subject to a condition that, before the end of the offer period, there shall have been validly tendered and not properly withdrawn at least a majority of shares of the Hollywood common stock on a fully diluted basis. If Blockbuster acquires at least 90% of the issued and outstanding shares of Hollywood common stock, Blockbuster will be able to effect a “short-form” merger under Oregon law. A short-form merger would enable Blockbuster to merge a wholly-owned subsidiary with and into Hollywood without any action on the part of the other holders of Hollywood common stock and thereby acquire any remaining issued and outstanding shares of Hollywood common stock. In such event, Blockbuster will be required, pursuant to Oregon law, to provide a 30-day notice period before a short-form merger can be completed. If, however, at the end of the offer period, Blockbuster does not hold 90% of the issued and outstanding shares of Hollywood common stock, Blockbuster will be required to solicit proxies in connection with a “long-form” merger to purchase the remainder of the shares. This could prevent or delay Blockbuster from realizing some or all of the anticipated benefits from the integration of Hollywood’s operations with Blockbuster’s operations.

The offer could trigger certain provisions contained in Hollywood’s employee benefit plans or other agreements that could require Blockbuster to make change of control payments or permit a counter-party to an agreement with Hollywood to terminate that agreement.

Certain of Hollywood’s employee benefit plans contain change of control clauses providing for compensation to be granted to certain members of Hollywood senior management if, following a change of control, Hollywood terminates the employment relationship between Hollywood and these employees, or if these employees terminate the employment relationship because their respective positions with Hollywood have materially changed. If successful, the offer would constitute a change of control, thereby giving rise to potential change of control payments.

Hollywood has previously entered into a license agreement with Boards, Inc., a company owned by Mark J. Wattles, the President and Chief Executive Officer of Hollywood. Upon the occurrence of an event that constitutes a change of control under the agreement, Mr. Wattles has the right to require Hollywood to purchase certain video specialty stores owned by Boards, Inc. at a price determined pursuant to the valuation process set forth in the agreement. If successful, the offer and/or the second-step merger would effect a change of control under the license agreement, which could lead to Hollywood’s obligation to purchase the stores from Boards, Inc.

Because Blockbuster has not had the opportunity to review Hollywood’s non-public information, there may be other agreements that permit a counter-party to terminate an agreement because the offer or the second-step merger would cause a default or violate an anti-assignment, change of control or similar clause. If this happens, Blockbuster may have to seek to replace that agreement with a new agreement. Blockbuster cannot assure you that it will be able to replace a terminated agreement on comparable terms or at all. Depending on the importance of a terminated agreement to Hollywood’s business, failure to replace that agreement on similar terms or at all may increase the costs to Blockbuster of operating Hollywood’s business or prevent Blockbuster from operating part or all of Hollywood’s business.

Antitrust authorities may attempt to delay or prevent Blockbuster’s acquisition of Hollywood or may require divestitures.

Blockbuster has made a premerger filing under the HSR Act with the Federal Trade Commission and Antitrust Division of the Department of Justice. Until the applicable waiting period under the HSR Act expires or is terminated, Blockbuster may not purchase Hollywood’s common stock. Based on publicly available information concerning Hollywood’s operations, Blockbuster is not aware of any other material filings that will be required or advisable in other jurisdictions. Blockbuster cannot provide any assurance that the necessary approvals will be obtained or that there will not be any adverse consequences to Blockbuster’s or Hollywood’s business resulting from the failure to obtain these regulatory approvals or from conditions that could be imposed in connection with obtaining these approvals, including divestitures or other operating restrictions upon Hollywood or the combined company. The offer is conditioned upon the receipt from all antitrust authorities of approval and/or clearance of Blockbuster’s acquisition of Hollywood without Blockbuster, Hollywood or any of Blockbuster’s subsidiaries being required to meet any condition or requirement giving rise to specified adverse financial effects and no court or other authority prohibiting the consummation of the offer. You should be aware that all required regulatory approvals may not be obtained in time and could result in a significant delay in the consummation of the offer.

Upon your receipt of shares of Blockbuster class A common stock in the offer, you will become a stockholder in Blockbuster, a Delaware corporation, which may change certain shareholder rights and privileges you hold as a shareholder of Hollywood, an Oregon corporation.

Blockbuster is a Delaware corporation and is governed by the laws of the State of Delaware and by its certificate of incorporation and bylaws. The General Corporation Law of the State of Delaware, referred to in this prospectus as the “DGCL,” extends to stockholders certain rights and privileges that may not exist under Oregon law and, conversely, does not extend certain rights and privileges that you may have as a shareholder of a company governed by Oregon law. The directors of a Delaware corporation may elect to adopt certain provisions that have the effect of discouraging a third party from acquiring control of the corporation. Such provisions could limit the price that some investors might be willing to pay in the future for shares of Blockbuster class A common stock. These Delaware provisions may also have the effect of discouraging or preventing certain types of transactions involving an actual or a threatened change in control of Blockbuster, including unsolicited takeover attempts, even though such a transaction may offer Blockbuster stockholders the opportunity to sell their shares of Blockbuster class A common stock at a price above the prevailing market price. For a detailed discussion of the rights of Blockbuster stockholders versus the rights of Hollywood shareholders, see the section captioned “Comparison of Shareholders’ Rights.”

Risks Factors Relating to Blockbuster’s Business

Current studio pricing policies have resulted in increased competition from mass merchant retailers, which has affected, and will continue to affect, consumer rental and purchasing behavior. Blockbuster cannot control or predict with certainty future studio decisions. Future changes in studio pricing or other practices could negatively impact Blockbuster’s profitability.

Studio pricing for movies released to home video retailers historically was based on whether or not a studio desired to promote a movie for both rental and sale to the consumer, or primarily for rental, from the beginning of the home video distribution window. In order to promote a movie title for rental, the title would be released to home video retailers at a price that was too high to allow for an affordable sales price by the retailer to the consumer at the beginning of the home video distribution window. As rental demand subsided, the studio would reduce pricing in order to then allow for reasonably priced sales to consumers. Currently, substantially all DVD titles are released at a price to the home video retailer that is low enough to allow for an affordable sales price by the retailer to the consumer from the beginning of the home video distribution window. This sell-through pricing policy has led to increasing competition from other retailers, including mass merchants such as Wal-Mart, Best Buy, Circuit City and online retailers, who are able, due to the lower sell-through prices, to purchase DVDs for sale to consumers at the same time as traditional home video retailers, like Blockbuster, purchase both DVDs and VHS product for rental. In addition, some retailers sell movies at lower prices in order to increase overall traffic to their stores or businesses, and mass merchants may be more willing to sell at lower, or even below wholesale, prices because of the variety of their inventory. These factors have increased consumer interest in purchasing DVDs, which has reduced the significance of the VHS rental window.

Blockbuster believes that the increased consumer purchases are due in part to consumer interest in building DVD libraries of classic movies and personal favorites and that the studios will remain dependent on the traditional home video retailer to generate revenues for the studios from titles that are not classics or current box office hits. Blockbuster therefore believes the importance of the video rental industry to the studios will continue to be a factor in studio pricing decisions. However, Blockbuster cannot control or predict studio pricing policies with certainty, and Blockbuster cannot assure you that consumers will not, as a result of further decreases in studio sell-through pricing and/or sustained or further depressed pricing by competitors, increasingly desire to purchase rather than rent movies. Personal DVD libraries could also cause consumers to rent or purchase fewer movies in the future. Blockbuster’s profitability could, therefore, be negatively affected if, in light of any such consumer behavior, Blockbuster were unable to (i) grow its rental business; (ii) replace gross profits from generally higher-margin rentals with gross profits from increased sales of generally lower-margin sell-through product; or (iii) otherwise positively affect gross profits, such as through price increases or cost reductions. Blockbuster’s ability to achieve one or more of these objectives is subject to risks, including the risk that Blockbuster may not be able to compete effectively with other DVD retailers, some of whom may have competitive advantages such as the pricing flexibility described above or favorable consumer perceptions regarding value.

In any wholesale pricing environment, the extent of Blockbuster’s profitability is dependent on its ability to enter into arrangements with the studios that effectively balance cost considerations and the number of copies of a title stocked by Blockbuster. Each type of arrangement provides different advantages and challenges for Blockbuster. For example, Blockbuster has benefited from sell-through pricing of DVDs because the lower cost associated with DVD product has resulted in higher rental margins than product purchased under Blockbuster’s historical VHS revenue-sharing arrangements.

Blockbuster’s profitability could be negatively affected if studios were to make other changes in their wholesale pricing policies, which could include pricing rental windows for DVDs or expanded exploitation by studios of the international two-tiered pricing laws, which allow studios to charge different prices for movies intended for rental use as opposed to retail sale. In addition, Blockbuster cannot predict what use the studios might make of current or future alternative supply methods, such as downloading to stores or consumers, or what impact the use of such supply chain changes by Blockbuster or its competitors might have on Blockbuster’s profitability.

Blockbuster’s video business could lose a competitive advantage if the movie studios were to shorten or eliminate the home video retailer “distribution window” or otherwise adversely change their current practices with respect to the timing of the release of movies to the various distribution channels.

A competitive advantage that home video retailers currently enjoy over most other movie distribution channels, except theatrical release, is the early timing of the home video retailer “distribution window.” After the initial theatrical release of a movie, studios generally make their movies available to home video retailers (for rental and retail, including by mass merchant retailers) for specified periods of time. This distribution window is typically exclusive against most other forms of non-theatrical movie distribution, such as pay-per-view, video-on-demand, premium television, basic cable and network and syndicated television. The length of this exclusive distribution window for home video retailers varies, but has traditionally ranged from 45 to 60 days for domestic video retailers. Thereafter, movies are made sequentially available to television distribution channels.

Blockbuster’s business could be negatively affected if:

•	the home video retailer distribution windows were no longer the first following the theatrical release;

•	the length of the home video retailer distribution windows were shortened; or

•	the home video retailer distribution windows were no longer as exclusive as they are now;

because newly released movies would be made available earlier on these other forms of non-theatrical movie distribution. As a result, consumers would no longer need to wait until after the home video retailer distribution window to view a newly released movie on these other distribution channels. According to industry statistics, more movies are now being released to pay-per-view at the shorter end of the distribution window range than at the longer end. In addition, many of the major movie studios have entered into various ventures to provide video-on-demand or similar services of their own. Increased studio participation in or support of these types of services could impact their decisions with respect to the timing and exclusivity of the home video retailer distribution window.

Blockbuster believes that the studios have a significant interest in maintaining a viable home video retail industry. However, because the order, length and exclusivity of each window for each distribution channel is determined solely by the studio releasing the movie, Blockbuster cannot predict the impact, if any, of any future decisions by the studios. In addition, any consolidation or vertical integration of media companies to include both content providers and digital distributors could pose a risk to the continuation of the distribution window.

If the average sales price for Blockbuster’s previously rented product is not at or above an expected price, Blockbuster’s expected gross margins may be adversely affected.

To achieve Blockbuster’s expected revenues and gross margins, Blockbuster needs to sell its previously rented product at or above an expected price. If the average sales price of Blockbuster’s previously rented product is not at or above this expected price, Blockbuster’s revenues and gross margins may be adversely affected. At the same time, it is important that Blockbuster maximize its overall rental stream through its allocation of store space. Blockbuster may need to turn its inventory of previously rented product more quickly in the future in order to make room in its stores for additional DVDs or new initiatives. Therefore, Blockbuster cannot assure you that in the future it will be able to sell, on average, its previously rented product at or above the expected price.

Other factors that could affect Blockbuster’s ability to sell its previously rented product at expected prices include:

•	consumer desire to own the particular movie or game;

•	the amount of previously rented product or traded product available for sale by others to the public; and

•	changes in the price of retail product by the studios or changes by other retailers, particularly the mass merchants mentioned above.

In addition, Blockbuster’s sales of previously rented product, especially DVDs, compete with sales of newly released product that is priced for sell-through.

Blockbuster intends to continue to invest significantly in its business in 2005, which, together with the anticipated weakness in the rental industry, will adversely affect its profitability.

Blockbuster is continuing to invest in new initiatives intended to enable Blockbuster to evolve into a complete source for movies and games. Blockbuster believes its new initiatives will enable it to take advantage of emerging trends in home entertainment. However, some of Blockbuster’s new initiatives are at the beginning of what Blockbuster believes are their potential growth curves and will continue to require significant start-up costs. In addition, Blockbuster expects to incur initial marketing and implementation costs in connection with these new initiatives, including approximately $50 million associated with the elimination of late fees in the United States which is discussed below. These additional costs and/or anticipated continued weakness in the rental industry could adversely affect Blockbuster’s financial results for the fourth quarter of 2004 and/or first quarter of 2005.

Blockbuster’s financial results could be adversely affected by the loss of revenues associated with Blockbuster’s recently announced elimination of late fees.

Effective January 1, 2005, Blockbuster no longer charges extended viewing fees on any movie or game rental at its more than 4,500 company-operated and participating franchised stores in the United States. Blockbuster’s Canadian subsidiary adopted a similar “no late fees” program at its 423 stores across Canada, effective January 29, 2005. For the full year 2005, Blockbuster projects that late fees would have contributed approximately $250 to $300 million in operating income, which Blockbuster expects to be offset by growth in revenues resulting from increased store traffic, less promotional and marketing activity, and increased focus on operating expense management. If the loss of revenues associated with the “no late fees” program is not offset as expected, Blockbuster’s financial results will be significantly adversely affected.

Blockbuster’s financial results could be adversely affected if Blockbuster is unable to manage its retail inventory effectively or if Blockbuster is unable to obtain or maintain favorable terms from its suppliers.

Blockbuster’s purchasing decisions are influenced by many factors, including predictions of consumer demand, gross margin considerations and supplier product return policies. While much of Blockbuster’s retail movie product in the United States, but not internationally, is returnable to vendors, the increased investment in inventory necessary to capitalize on the growing retail market increases Blockbuster’s exposure to excess inventories in the event anticipated sales fail to materialize. In addition, returns of Blockbuster’s games inventory, which is prone to obsolescence risks because of the nature of the industry, are subject to negotiation with vendors. The prevalence of multiple game platforms may make it more difficult for Blockbuster to accurately predict consumer demand with respect to video games. The nature of and market for Blockbuster’s products, particularly games and DVDs, also makes them prone to risk of theft and loss. Blockbuster’s operating results could suffer if it is not able to:

•	obtain or maintain favorable terms from its suppliers with respect to such matters as product returns;

•	maintain adequate copy depth to maintain customer satisfaction;

•	control shrinkage resulting from theft or loss; or

•	avoid significant inventory excesses that could force Blockbuster to sell products at a discount or loss.

Blockbuster is dependent on the introduction and supply of new and enhanced game platforms and software to attract and retain its video game customers.

The home video game industry has traditionally been a hit-driven business characterized by short product lifecycles and frequent introduction of new products. Historically, the lifecycle for game platforms has been about five years, with a limited number of platforms achieving success at any given time. The industry typically grows with the introduction of new hardware platforms and games, but tends to slow prior to the introduction of new platforms, as consumers hold back their purchases in anticipation of new platform and game enhancements. Blockbuster’s video games business is, therefore, dependent on the introduction of new and enhanced game platforms and software in order to attract and retain its video game customers. Delays in introduction, slower than expected hardware or software shipments or any failure to obtain sufficient product from Blockbuster’s suppliers on favorable terms could negatively affect Blockbuster’s business or increase fluctuations in Blockbuster’s results of operations.

Piracy of the products Blockbuster offers or disregard of release dates may adversely affect its operations.

Although piracy is illegal, it is a real and significant threat to the home video industry. The development of technology, including digital copying and file compression, and the growing penetration of high-bandwidth Internet connections and ease of networking, increase the threat of piracy by making it easier to duplicate and widely distribute pirated content. Although piracy is a concern in the United States, it is having a more significant adverse affect on the home video industry in international markets. Blockbuster cannot assure you that movie studios and others with rights in the product will take steps to enforce their rights against piracy or that they will be successful in preventing the distribution of pirated content. Increases in piracy could continue to negatively affect Blockbuster’s revenues. In addition, when the studios’ distribution licensees disregard the studios’ release dates and release product to home video retailers other than Blockbuster before the release date, Blockbuster could be adversely affected. Blockbuster cannot assure you that the studios can or will control such distribution licensees, particularly international ones.

Blockbuster cannot predict the impact that new or improved technologies or video formats, alternative methods of product delivery or changes in consumer behavior facilitated by these technologies or formats and alternative methods of product delivery may have on its business.

Advances in technologies such as video-on-demand, new video formats, downloading or alternative methods of product delivery or certain changes in consumer behavior driven by these or other technologies and methods of delivery could have a negative effect on Blockbuster’s business. In particular, Blockbuster’s business could be impacted if:

•	newly released movies were to be made widely available by the studios to these technologies or these formats at the same time or before they are made available to home video retailers for rental; and

•	these technologies or new formats were to be widely accepted by consumers.

Blockbuster has been experiencing declining rental transactions due to increasing competition from various home entertainment alternatives such as retail, cable, satellite, online services and traditional competition. It is anticipated that product offering, promotional activity and price will continue to be important as Blockbuster tries to differentiate itself in this competitive environment.

The widespread availability of additional channels on satellite and digital cable systems may significantly reduce public demand for Blockbuster’s products. Advances in direct broadcast satellite and cable technologies may adversely affect public demand for video store rentals. If direct broadcast satellite and digital cable were to become more widely available and accepted, this could cause a smaller number of movies to be rented if viewers were to favor the expanded number of conventional channels and expanded content, including movies, specialty programming and sporting events, offered through these services. If this were to occur, it could have a negative effect on Blockbuster’s video store business. Direct broadcast satellite providers transmit numerous channels of programs by satellite transmission into subscribers’ homes. In addition, cable providers are taking advantage of digital technology to transmit many additional channels of television programs over cable lines to subscribers’ homes.

Because of the increased availability of channels, direct broadcast satellite and digital cable providers have been able to enhance their pay-per-view business by:

•	substantially increasing the number and variety of movies they can offer their subscribers on a pay-per-view basis; and

•	providing more frequent and convenient start times for the most popular movies.

If these enhanced pay-per-view services were to become more widely available and accepted, pay-per-view purchases could significantly increase. Pay-per-view allows the consumer to avoid trips to the video store for rentals and returns of movies. However, newly released movies are currently made available by the studios for rental prior to being made available on a pay-per-view basis. Pay-per-view also does not allow the consumer to start, stop and rewind the movie or fully control start times. Increases in the size of the pay-per-view market could lead to an earlier distribution window for movies on pay-per-view if the studios were to perceive this to be a better way to maximize their revenues.

Blockbuster’s video store business must compete with the availability of video-on demand and similar or other technologies, and alternative methods of delivery, which may significantly reduce the demand for Blockbuster’s products or otherwise negatively affect Blockbuster’s business. Any method for delivery of movies or games that serves as an alternative to obtaining that content in Blockbuster’s stores can impact its business. Examples of delivery methods that are currently available on a limited or test basis, but that could impact Blockbuster’s business, are video-on-demand, delivery by mail and online gaming. In addition, technological advances with personal video recorders and disposable DVDs could impact Blockbuster’s business.

Video-on-demand. Some digital cable providers and a limited number of Internet content providers have implemented technology referred to as video-on-demand. This technology transmits movies and other entertainment content on demand with interactive capabilities such as start, stop and rewind. In addition, some cable providers have introduced subscription video-on-demand, which allows consumers to pay a flat fee per month for access to a selection of content with fast-forward, stop and rewind capabilities. In addition to being available from most major cable providers in select markets, video-on-demand has been introduced over the Internet, as high-speed Internet access has greatly increased the speed and quality of viewing content, including feature-length movies, on personal computers. Blockbuster has, from time to time, tested an entertainment-on-demand service, which delivered video-on-demand to consumers’ television sets via digital subscriber lines and fiber optic connections, and Blockbuster conducts similar tests from time to time. The future of video-on-demand services, including services provided by Blockbuster, is uncertain. Video-on-demand could have a negative effect on Blockbuster’s video store business if:

•	video-on-demand could be profitably provided at a reasonable price; and

•	newly released movies were made available at the same time, or before, they were made available to the home video retailers for rental.

Delivery by mail. Some companies, including Blockbuster, offer consumers the ability to purchase or rent movies and games through the Internet, with delivery by mail. This includes various online rental subscription programs, which generally do not have extended viewing fees. The convenience offered by this method of product delivery could reduce the number of consumers who obtain product from Blockbuster’s stores.

Disposable DVDs; personal video recorders. The technology exists for retailers to offer disposable DVDs, which allow a consumer to view a DVD for an unlimited number of times during a specified period of time, at the end of which the DVD becomes unplayable as a result of chemistry technology. Another technology that could have an effect on Blockbuster’s video store business is the personal video recorder. A personal video recorder allows consumers to automatically and digitally record programs to create a customized television line- up for viewing at any time. This technology also enables consumers to pause, rewind, instant replay and playback in slow motion any live television broadcast. This technology is also increasingly being used to download movies in a form known as Subscriber Video on Demand. Blockbuster cannot predict the impact that these technologies will have on its business.

Blockbuster could incur substantial costs defending itself in any suits brought against Blockbuster asserting patent or other intellectual property rights.

Netflix, Blockbuster’s primary domestic competitor in online rental has previously stated that it had obtained a patent covering online rental subscription (U.S. Patent No. 6,584,450). While Blockbuster cannot predict with certainty the scope, validity and enforceability of this or any other patent, Blockbuster could nevertheless incur substantial costs in defending itself in any suits brought against Blockbuster asserting patent or other intellectual property rights. If the outcome of any such litigation were to be unfavorable to Blockbuster, its business and results of operations could be materially adversely affected. Blockbuster is not currently aware of any patent that it believes will materially adversely affect its ability to pursue its current and planned business operations.

Blockbuster has had limited experience with certain new customer proposition initiatives and cannot assure you when or if these or future initiatives will have a positive impact on Blockbuster’s profitability.

Blockbuster has implemented and will continue to implement initiatives that are designed to enhance efficiency and customer convenience in its stores, and Blockbuster is also continuing to test and implement initiatives such as in-store and online subscription-based rentals, games store-in-stores and trading concepts. The implementation of these and other similar initiatives in Blockbuster’s stores will involve significant investments by Blockbuster of time and money. Because Blockbuster has limited experience with such new initiatives, Blockbuster cannot assure you that they will be successful or profitable either over the short or long term, including success in retaining customers. Blockbuster’s ability to effectively and timely prioritize and implement its initiatives will also affect when and if they will have a positive impact on Blockbuster’s profitability.

Any failure or inadequacy of Blockbuster’s information technology infrastructure could harm its business.

The capacity, reliability and security of Blockbuster’s information technology hardware and software infrastructure and Blockbuster’s ability to expand and update this infrastructure in response to its growth and changing needs are important to the continued implementation of Blockbuster’s new customer proposition initiatives, as well as the operation of Blockbuster’s business generally. In connection with Blockbuster’s growth and to avoid technology obsolescence and enable future cost savings and customer enhancements, Blockbuster is continually updating its information technology infrastructure. In addition, Blockbuster intends to add new features and functionality to its products, services and systems that could result in the need to develop, license or integrate additional technologies. Blockbuster’s inability to add additional software and hardware or to upgrade its technology infrastructure could have adverse consequences, which could include the delayed implementation of Blockbuster’s new customer proposition initiatives, service interruptions, impaired quality or speed of the users’ experience and the diversion of development resources. Blockbuster’s failure to provide new features or functionality to its systems also could result in these consequences. Blockbuster may not be able to effectively upgrade and expand its systems, or add new systems, in a timely manner or to integrate smoothly any newly developed or purchased technologies with its existing systems. These difficulties could harm or limit Blockbuster’s ability to improve its business.

Newly opened stores may adversely affect the profitability of pre-existing stores.

Blockbuster expects to open company-operated stores in markets where it already has significant operations in order to maximize its market share within these markets. Although Blockbuster has a store development approach that is designed to minimize the effect of newly opened stores on pre-existing stores, Blockbuster cannot assure you that these newly opened stores will not adversely affect the revenues and profitability of those pre-existing stores in any given market.

Blockbuster’s business model is substantially dependent on the functionality of its centralized domestic and international distribution centers and a third party distributor for its online product.

Blockbuster’s domestic distribution system for its store-based operations is centralized. This means that Blockbuster ships nearly all of the products to its U.S. company-operated stores through Blockbuster’s distribution center. If Blockbuster’s distribution center were to become non-operational for any reason, Blockbuster could incur significantly higher costs and longer lead times associated with distributing Blockbuster’s movies and other products to its stores. In international markets, Blockbuster utilizes a variety of distribution methodologies with similar risks to those in the United States.

Blockbuster also has 23 regional U.S. distribution centers to support BLOCKBUSTER Online™, Blockbuster’s online DVD subscription service. These distribution centers receive most of their DVD product from a third party distributor. If this distribution were to become non-operational for any reason, Blockbuster could incur significant costs and delay in obtaining DVD product to support its online operations.

Blockbuster’s financial results could be negatively impacted by any impairment of goodwill or other intangible assets required by SFAS 142.

In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets referred to as “SFAS 142,” Blockbuster tests goodwill and other intangible assets for impairment during the fourth quarter of each year and on an interim date should factors or indicators become apparent that would require an interim test. In 2002, 2003 and 2004 Blockbuster took significant charges relating to the impairment of goodwill. See Notes 3 and 4 to Blockbuster’s consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies in Blockbuster’s Annual Report on Form 10-K for the year ended December 31, 2003 and Note 3 to Blockbuster’s consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in Blockbuster’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004. A downward revision in the fair value of one of Blockbuster’s reporting units could result in additional impairments of goodwill under SFAS 142 and additional non-cash charges. Any charge could have a significant effect on Blockbuster’s reported net income.

Blockbuster’s financial results could be negatively impacted by the application of future accounting policies.

Blockbuster’s financial results could be negatively impacted by the application of future accounting policies. For example, Blockbuster could be negatively impacted by the required adoption of new accounting pronouncements such as an amendment of Financial Accounting Standards Board Statement No. 123, which was revised in late 2004.

Blockbuster is subject to governmental regulation particular to the retail home video industry and changes in U.S. or international laws may adversely affect Blockbuster.

Any finding that Blockbuster has been, or is, in noncompliance with respect to, or otherwise liable under, the laws affecting its business could result in costs, including, among other things, governmental penalties or private litigant damages, which could have a material adverse effect on Blockbuster. Blockbuster is subject to various international and U.S. federal and state laws that govern the offer and sale of Blockbuster’s franchises because Blockbuster acts as a franchisor. In addition, because Blockbuster operates video stores and develops new video stores, Blockbuster is subject to various international and U.S. federal and state laws that govern, among other things, the disclosure and retention of Blockbuster’s video rental records and access and use of its video stores by disabled persons, and are subject to various state and local advertising, consumer protection, licensing, zoning, land use, construction, minimum wage and labor and other employment regulations, as well as laws and regulations relating to the protection and cleanup of the environment and health and safety matters. The international home video and video game industry varies from country to country due to, among other things, legal standards and regulations, such as those relating to foreign ownership rights; unauthorized copying; intellectual property rights; movie ratings, which in many countries are legal standards unlike the voluntary standards of the United States; labor and employment matters; trade regulation and business practices; franchising and taxation; and format and technical standards. Blockbuster’s obligation to comply with, and the effects of, the above governmental regulations are increased by the magnitude of Blockbuster’s operations.

There is also a significant amount of U.S. state and local and international regulation governing trading activities. As Blockbuster continues to develop its movie and games trading model, Blockbuster will incur additional costs to comply with these regulations. In addition, efforts to comply with these regulations could delay Blockbuster’s ability to implement its trading and games initiatives on its proposed schedule.

Changes in existing laws, including environmental and employment laws, adoption of new laws or increases in the minimum wage, may increase Blockbuster’s costs or otherwise adversely affect Blockbuster. For example, the repeal or limitation in the United States of certain favorable copyright laws would have an adverse impact in the United States on Blockbuster’s rental business. In August 2002, the U.S. Copyright Office released its study on the first sale doctrine in the digital age and determined that no changes were warranted. Similarly, the adoption or expansion of laws in any other country to allow copyright owners to charge retailers more for rental product than for sell-through product could have an adverse impact on Blockbuster’s rental business in that country.

Any acquisitions Blockbuster makes involve a degree of risk.

In addition to the acquisition contemplated by the offer, Blockbuster has in the past, and may in the future, engage in acquisitions to continue expansion of its domestic and international rental and retail presence. For example, during the past several years, Blockbuster made asset acquisitions of stores in the United States and in markets outside of the United States. If these or any future acquisitions are not successfully integrated with Blockbuster’s business, its ongoing operations could be adversely affected. Additionally, acquisitions may not achieve desired profitability objectives or result in any anticipated successful expansion of the acquired businesses or concepts. Although Blockbuster reviews and analyzes assets or companies it acquires, such reviews are subject to uncertainties and may not reveal all potential risks. Additionally, although Blockbuster attempts to obtain protective contractual provisions, such as representations, warranties and indemnities, in connection with acquisitions, Blockbuster cannot assure you that it can obtain such provisions in its acquisitions or that they will fully protect Blockbuster from unforeseen costs of the acquisition.

Blockbuster’s obligations pursuant to the IPO agreement relating to certain real estate leases guaranteed by Viacom may adversely affect Blockbuster’s ability to negotiate renewals or modifications to a subset of such leases.

Blockbuster entered into an amended and restated initial public offering and split-off agreement with Viacom in connection with Blockbuster’s split-off from Viacom. This agreement, which is referred to in this prospectus as the “IPO agreement,” imposes various restrictions and limitations on Blockbuster’s ability to renew or modify, in a manner that increases Viacom’s potential liability, a subset of the leases guaranteed by Viacom, which could make it more difficult and expensive, and in some cases impossible, to renew or modify certain of these leases.

Blockbuster’s obligations pursuant to the IPO agreement to maintain letters of credit in favor of Viacom will reduce Blockbuster’s borrowing capacity.

Pursuant to the IPO agreement, Blockbuster has provided a letter of credit for the benefit of Viacom to support Viacom’s potential liability for certain real estate lease obligations of Blockbuster. The Viacom letter of credit reduces Blockbuster’s borrowing capacity under the terms of its existing credit facilities by $150 million. Until the Viacom letter of credit or any renewal thereof is terminated, Blockbuster anticipates any future or additional lenders may treat Blockbuster’s letter of credit obligation as if it were outstanding indebtedness when assessing Blockbuster’s borrowing capacity. Furthermore, if Blockbuster is unable to renew or otherwise replace the Viacom letter of credit prior to its expiration as required by the IPO agreement, Viacom has the right to draw down the full amount of the Viacom letter of credit, which would cause Blockbuster to borrow funds under its existing credit facility to reimburse the letter of credit bank. In either case, Blockbuster’s obligation to maintain the Viacom letter of credit may restrict or prevent Blockbuster from being able to borrow amounts necessary to engage in favorable business activities, consummate strategic acquisitions or otherwise fund capital needs.

If Blockbuster loses key senior management or is unable to attract and retain the talent required for its business, its operating results could suffer.

Blockbuster’s performance depends largely on the efforts and abilities of its members of senior management. These executives have substantial experience and expertise in Blockbuster’s business and have made significant contributions to its growth and success. The unexpected loss of services of one or more of these individuals could have an adverse effect on Blockbuster’s business. Blockbuster will need to attract and retain additional qualified personnel and develop, train and manage an increasing number of management-level employees. Blockbuster cannot assure you that it will be able to attract and retain personnel as needed in the future.

Blockbuster is subject to various litigation matters which could, if judgments were to be rendered against Blockbuster, have an adverse effect on Blockbuster’s operating results.

Blockbuster is a defendant in various lawsuits. If judgments were to be rendered against Blockbuster in these lawsuits, Blockbuster’s results of operations could be adversely affected. See “Item 3. Legal Proceedings” in Blockbuster’s Annual Report on Form 10-K for the year ended December 31, 2003, “Item 1. Consolidated Financial Statements—Note 5—Commitments and Contingencies” in Blockbuster’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 and the section captioned “Summary—Recent Developments—Buena Vista” for a discussion of litigation matters relating to Blockbuster’s business.

In January 2005, Blockbuster received inquiries from several state attorneys general, and received notices that certain other state attorneys general were commencing investigations, to determine the compliance by Blockbuster with applicable laws in connection with its “end of late fees” promotion. Blockbuster believes that such program was conducted in compliance with applicable laws.

Blockbuster’s stock price may fluctuate significantly following the acquisition of Hollywood, and you could lose all or part of your investment as a result.

The price of Blockbuster class A common stock may fluctuate significantly following the acquisition of Hollywood as a result of many factors in addition to the factors discussed in the these risk factors. These factors, some or all of which are beyond Blockbuster’s control, include:

•	actual or anticipated fluctuations in Blockbuster’s operating results;

•	changes in expectations as to Blockbuster’s future financial performance or changes in financial estimates of securities analysts;

•	success of Blockbuster’s operating and growth strategies;

•	investor anticipation of strategic and technological threats, whether or not warranted by actual events;

•	operating and stock price performance of other comparable companies; and

•	realization of any of the risks described in these risk factors.

In addition, the stock market recently has experienced extreme volatility that often has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of Blockbuster class A common stock, regardless of Blockbuster’s actual operating performance.

Blockbuster’s anti-takeover provisions may delay or prevent a change of control of Blockbuster, which could adversely affect the price of Blockbuster class A and B common stock.

The existence of some provisions in Blockbuster’s corporate documents and Delaware law may delay or prevent a change in control of Blockbuster, which could adversely affect the price of Blockbuster class A and class B common stock. Blockbuster’s certificate of incorporation and Blockbuster’s bylaws contain some provisions that may make the acquisition of control of Blockbuster more difficult, including provisions relating to the nomination, election and removal of directors, the structure of the board of directors and limitations on actions by Blockbuster stockholders. In addition, Delaware law also imposes some restrictions on mergers and other business combinations between Blockbuster and any holder of 15% or more of its outstanding class A or class B common stock. See “Description of Blockbuster Capital Stock” for a summary of these anti-takeover provisions.

Blockbuster’s tax matters agreement with Viacom prohibits Blockbuster from engaging in certain corporate transactions, and Blockbuster may not have adequate funds to perform its indemnity obligations under this agreement.

As discussed under “Matters Relating to Blockbuster’s Split-Off from Viacom,” in connection with Blockbuster’s split-off from Viacom, Blockbuster and Viacom entered into an amended and restated tax matters agreement, dated as of June 18, 2004, which is referred to in this prospectus as the “tax matters agreement.” The tax matters agreement contains restrictions that, among other things, prohibit Blockbuster from voluntarily entering into certain transactions for a period of two years following the split-off from Viacom, including certain merger transactions or transactions involving the sale of a significant amount of its capital stock or assets, without Viacom’s consent. In addition, Blockbuster agreed under the tax matters agreement to indemnify Viacom for any tax liability incurred as a result of the failure of the split-off to qualify as a tax-free transaction due to a takeover of Blockbuster or any other transaction involving Blockbuster’s capital stock, assets or businesses, regardless of whether such transaction is within Blockbuster’s control. Blockbuster may not, however, have adequate funds to perform these indemnification obligations should they arise. These restrictions and potential liabilities may make Blockbuster less attractive to a potential acquiror and reduce the possibility that an acquiror will propose or seek to effect certain transactions with Blockbuster during the restricted two-year period.

THE COMPANIES

Blockbuster

Blockbuster is a Delaware corporation with principal executive offices at 1201 Elm Street, Dallas, Texas 75270. The telephone number of Blockbuster’s executive offices is (214) 854-3000. Blockbuster is a leading global provider of in-home rental and retail movie and game entertainment, with over 9,000 stores in the United States, its territories and 25 other countries as of September 30, 2004.

The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Blockbuster and certain other information are set forth on Schedule I to this prospectus. During the last five years, neither Blockbuster nor, to Blockbuster’s best knowledge, any of the persons listed on Schedule I of this prospectus (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Hollywood

Hollywood is an Oregon corporation, with principal executive offices at 9275 SW Peyton Lane, Wilsonville, Oregon 97070. The telephone number of Hollywood’s executive offices is (503) 570-1600. Hollywood is the second largest rental retailer of DVDs, videocassettes and video games in the United States. Hollywood opened its first video store in 1988, and, as of September 30, 2004, operated 1,973 Hollywood Video stores in 47 states and the District of Columbia; 678 of these stores included an in-store Game Crazy department, where gaming enthusiasts can buy, sell and trade new and used video game hardware, software and accessories.

BACKGROUND AND REASONS FOR THE OFFER

Background of the Offer

As part of the continuous evaluation of its businesses and plans, Blockbuster regularly considers a variety of strategic options and transactions. In recent years, as part of this process, Blockbuster has evaluated various alternatives for expanding its business, including the advisability of an acquisition, and has, from time to time, analyzed opportunities for consolidation in the home entertainment business and discussed such matters with its board of directors.

On March 29, 2004, Hollywood issued a press release announcing that it had entered into a merger agreement with Carso Holdings Corporation, referred to in this prospectus as Carso, an acquisition entity owned by Leonard Green & Partners and Mark J. Wattles, Chairman and Chief Executive Officer of Hollywood, for the acquisition of Hollywood by Carso. Under the terms of this agreement, upon consummation Hollywood’s shareholders would receive $14.00 per share in cash.

On August 6, 2004, Hollywood issued a press release stating that Leonard Green & Partners had informed Hollywood that, due to industry and market conditions, Leonard Green & Partners believed that the financing condition to the completion of the merger would not be satisfied, and that Hollywood and a special committee of its board of directors that had been formed for purposes of evaluating the proposed acquisition were considering various alternatives to determine the course of action that would be in the best interest of Hollywood’s shareholders.

On October 14, 2004, Hollywood issued a press release announcing that it had amended and restated its original merger agreement with Carso, reducing the merger consideration from $14.00 to $10.25 cash per share. The amended and restated merger agreement also entitled Hollywood to solicit competing proposals, eliminated certain provisions triggering payment of a termination fee and reduced the amount of any termination fee payable to Carso to $4,000,000.

On October 27, 2004, Edward B. Stead, Executive Vice President and General Counsel of Blockbuster, contacted Craig Wadler, Executive Director of UBS AG, financial advisors to Hollywood, regarding Blockbuster’s potential interest in acquiring Hollywood. Mr. Stead had been given Mr. Wadler’s name by another UBS representative who had called him the previous day. Mr. Wadler encouraged Mr. Stead to review Hollywood’s revised preliminary proxy statement which would be filed with the SEC later that day.

On October 29, 2004, Richard A. Frank, Senior Vice President and Senior Corporate Counsel of Blockbuster, called Mr. Wadler to let him know that Blockbuster and its advisors had reviewed the revised preliminary proxy materials filed earlier that week and that Blockbuster continued to have an interest in acquiring Hollywood. Mr. Frank also requested a copy of the form of confidentiality agreement that would comply with the requirements of Section 6.2(a) of the Carso Agreement. Mr. Wadler indicated that the confidentiality agreement that Blockbuster would need to sign in order to receive confidential information from Hollywood contained, among other things, a one-year “employee non-solicitation provision” and a three-year “standstill provision.” In addition, Mr. Wadler stated that ultimately the special committee and its advisors would want an indication from Blockbuster concerning the possible price level at which Blockbuster would be interested in acquiring Hollywood and the nature of Blockbuster’s financing. Mr. Frank stated that unless and until Blockbuster received confidential information from Hollywood, it might be difficult for Blockbuster to specify the exact price level at which it would be prepared to acquire Hollywood, but that, in any event, Blockbuster would be sending Mr. Wadler a letter formally indicating Blockbuster’s interest in acquiring Hollywood and requesting Hollywood’s proposed form of confidentiality agreement.

Later that day, Mr. Frank sent the following letter to Mr. Wadler:

October 29, 2004

Mr. Craig Wadler UBS AG Investment Banking Executive Director 1999 Avenue of the Stars Suite 2200 Los Angeles, CA 90067	VIA AIRBORNE EXPRESS AND TELECOPY NO. (310) 772-7310

Re: Indication of Interest—Hollywood Entertainment Corporation

Dear Mr. Wadler:

In accordance with our telephone conversation this afternoon, please let this letter serve as Blockbuster Inc.’s formal indication of interest in submitting to Hollywood Entertainment Corporation (“HEC”) for its consideration a written acquisition proposal, as well as a confidentiality agreement, that would meet the requirements specified in Section 6.2(a) of the Amended and Restated Agreement and Plan of Merger dated as of October 13, 2004 by and among HEC, Carso Holdings Corporation and Hollywood Merger Corporation (the “Merger Agreement”).

Since Blockbuster Inc. would like to begin discussions with HEC as soon as possible concerning its acquisition proposal, I would request that you please e-mail to me at your earliest convenience the form of confidentiality agreement that HEC believes would satisfy the requirements of Section 6.2(a) of the Merger Agreement. Of course, if HEC would prefer, I would be happy to send you Blockbuster’s standard form of confidentiality agreement. In order to make sure that the document meets the requirements of Section 6.2(a) of the Merger Agreement, however, I think that it might make more sense for Blockbuster to receive HEC’s proposed form.

In advance, thank you for your prompt attention to this matter. If you have any questions, please do not hesitate to give Ed Stead or me a call.

Very truly yours,

/s/ RICHARD A. FRANK
Richard A. Frank

RAF:jb

cc: Edward B. Stead

On November 1, 2004, Mr. Frank called Mr. Wadler to inquire about the status of the proposed confidentiality agreement. Mr. Wadler told Mr. Frank that, as a precondition to having any substantive discussions with Blockbuster concerning Blockbuster’s possible acquisition of Hollywood and to gauge Blockbuster’s level of interest, Hollywood would like additional information from Blockbuster concerning (i) the price that Blockbuster would be prepared to pay, and (ii) any significant conditions that would be contained in Blockbuster’s acquisition proposal. Mr. Wadler indicated that Hollywood did not intend to provide a proposed confidentiality agreement until Blockbuster made such a communication. Mr. Wadler also said that Hollywood’s board of directors might have concerns about any potential regulatory hurdles that might arise in connection with Blockbuster’s proposed transaction.

On November 2, 2004, Mr. Frank sent the following letter in response to the requests Mr. Wadler had made in their November 1 telephone conversation.

November 2, 2004

Mr. Craig Wadler UBS AG Investment Banking Executive Director 1999 Avenue of the Stars Suite 2200 Los Angeles, CA 90067	VIA AIRBORNE EXPRESS AND TELECOPY NO. (310) 772-7310

Dear Mr. Wadler:

As a follow-up to the letter dated October 29, 2004 that you received from Blockbuster and your telephone conversation yesterday with me, it is my understanding that, as a precondition to having any substantive discussions with Blockbuster concerning Blockbuster’s possible acquisition of Hollywood Entertainment Corporation (“HEC”) and to gauge Blockbuster’s level of interest, HEC would like additional information from Blockbuster concerning (a) the price that Blockbuster would be prepared to pay, and (b) any significant conditions that would be contained in Blockbuster’s acquisition proposal. Simply stated, Blockbuster is prepared to make an all-cash offer for HEC at $11.50 per share, subject only to Blockbuster’s receipt of any necessary governmental or regulatory approvals and the approval of Blockbuster’s Board of Directors.

Since I understand that HEC’s Board of Directors might have concerns about any potential hurdles that might arise in connection with Blockbuster’s proposed transaction, I would like to arrange a meeting with HEC, at HEC’s convenience, to discuss perceived hurdles and why Blockbuster does not believe that they will prevent the successful and timely completion of Blockbuster’s acquisition proposal.

In advance, thank you for your prompt attention to this matter. If you have any questions, please do not hesitate to give Ed Stead or me a call.

Very truly yours,

/s/ RICHARD A. FRANK
Richard A. Frank

RAF:jb

cc: Edward B. Stead

On November 3, 2004, Mr. Frank received a fax from Mr. Wadler that contained a proposed Confidentiality Agreement. The confidentiality agreement included, among other things, a one-year “employee non-solicitation provision” and a three-year “standstill provision” that would prevent Blockbuster from commencing a tender offer for the shares or any other acquisition of Hollywood, and would prevent Blockbuster from making any public statements about its interest in Hollywood and the existence or status of negotiations with Hollywood, without the written authorization of Hollywood or a committee of its board of directors.

On November 3, 2004, Mark J. Wattles, Chairman and Chief Executive Officer of Hollywood, called John Antioco, Chairman and Chief Executive Officer of Blockbuster, to let Mr. Antioco know that Mr. Wattles had received a copy of Blockbuster’s November 2 letter. During the brief call, Mr. Antioco and Mr. Wattles made plans to meet in Dallas in person on November 4.

On November 4, 2004, Mr. Antioco and Mr. Wattles had dinner together in Dallas, Texas. They discussed the current state of the industry and the challenges facing each company in the future, as well as possible synergies that a combination of the companies might produce. Mr. Antioco expressed the seriousness of Blockbuster’s interest in an acquisition of Hollywood.

On November 5, 2004, Mr. Wadler called Mr. Frank to advise him that execution by Blockbuster of a confidentiality agreement would be necessary before Blockbuster would be allowed to have substantive discussions with Hollywood regarding a potential acquisition by Blockbuster.

On November 8, 2004, Mr. Frank sent the following letter to Mr. Wadler, and sent copies to S. Douglas Glendenning, the chairman of the special committee, and to Simon Furie of Lazard Freres, the financial advisors to the special committee:

November 8, 2004

Mr. Craig Wadler UBS AG Investment Banking Executive Director 1999 Avenue of the Stars Suite 2200 Los Angeles, CA 90067	VIA AIRBORNE EXPRESS AND TELECOPY NO. (310) 772-7310

Re: Indication of Interest—Hollywood Entertainment Corporation

Dear Mr. Wadler:

Thank you for your fax dated November 3, 2004, which contained a copy of the confidentiality agreement being requested by Hollywood Entertainment Corporation (“HEC”). As you are no doubt aware from our previous discussions, the form of confidentiality agreement proposed by HEC contains a number of provisions that are not acceptable to Blockbuster Inc. Based on my conversation with you on November 5th, it is my understanding that UBS (and presumably HEC) believe that Blockbuster’s execution of the confidentiality agreement is a pre-condition to having any substantive discussions with HEC concerning Blockbuster’s potential acquisition of HEC.

In light of the fact, however, that Blockbuster is prepared to make an all-cash offer for HEC at $11.50 per share, subject only to Blockbuster’s receipt of any necessary governmental or regulatory approvals and the approval of Blockbuster’s Board of Directors, Blockbuster does not believe that it should be necessary to enter into a confidentiality agreement with HEC in order to have a meeting with HEC or the members of HEC’s special committee, since Blockbuster is not asking HEC to disclose any confidential information. In other words, at the present time, Blockbuster is prepared to proceed with its acquisition proposal on the basis of the information on HEC that is publicly available.

In order to make sure that Blockbuster’s position is communicated clearly to HEC’s special committee, I have taken the liberty of copying S. Douglas Glendenning, the Chairman of HEC’s special committee on this letter, together with Simon Furie of Lazard Freres, the investment banker I understand to be advising HEC’s special committee. It is my hope that Blockbuster’s willingness to proceed with its acquisition proposal without requiring HEC to share any confidential information with Blockbuster will be viewed by HEC and its special committee as the significant and productive accommodation to HEC that it is intended to be.

In order to move this process forward, I would propose that a meeting be arranged as soon as possible between Blockbuster and HEC and HEC’s special committee to discuss any concerns that HEC or HEC’s special committee might have about any potential hurdles that might arise in connection with Blockbuster’s proposed transaction and why Blockbuster does not believe that any perceived hurdles will prevent the successful and timely completion of Blockbuster’s acquisition proposal.

In advance, thank you for your prompt attention to this matter. If you have any questions, please do not hesitate to give Ed Stead or me a call.

Very truly yours,

/s/ RICHARD A. FRANK
Richard A. Frank

RAF:jb

cc:    S. Douglas Glendenning, Chairman of HEC’s Special Committee

Simon Furie, Lazard Freres

Edward B. Stead

On November 11, 2004, Blockbuster issued the following press release confirming that it had expressed an interest to acquire Hollywood for $11.50 per share in cash:

Blockbuster Confirms Expression of Interest to Acquire Hollywood Entertainment Corporation

for $11.50 Per Share in Cash

$1 Billion Transaction Would Provide Hollywood Entertainment Shareholders With a 17% Premium to Nov. 10, 2004, Closing Price; 12% Premium Over Current Merger Agreement

DALLAS, Nov. 11, 2004—Blockbuster Inc. (NYSE: BBI, BBI.B) today confirmed that it has expressed an interest to acquire Hollywood Entertainment Corporation (Nasdaq: HLYW) for $11.50 per share in cash.

Blockbuster’s expression of interest has been communicated to Hollywood Entertainment but has not yet resulted in a substantive discussion regarding the terms of a potential transaction.

Blockbuster’s proposal represents a 17% premium over the closing price of Hollywood Entertainment on Nov. 10, 2004, and a 12% percent premium over the value of Hollywood’s current merger agreement. The total value of the transaction, including Hollywood Entertainment’s debt, would be approximately $1 billion. The proposed transaction would be immediately accretive to Blockbuster’s earnings per share and cash flow.

Over the last several years, the home entertainment landscape has broadened considerably. The rental industry faces significant competitive threats from non-traditional channels, largely attributable to retail DVD, which is widely available from a variety of retailers, including mass merchants, grocery stores, bookstores, convenience stores, as well as online services, among others. Additionally, consumers have increasing movie-delivery alternatives from technology-enabled sources, including cable, satellite and computer downloading.

“We believe this proposed transaction better positions Blockbuster to compete in the rapidly changing home entertainment marketplace, while simultaneously benefiting consumers as well as Blockbuster and Hollywood Entertainment shareholders,” said John Antioco, Blockbuster Chairman and CEO. “In addition to providing Hollywood Entertainment shareholders with a substantial premium for their shares, the proposed transaction would give us more ways to serve more customers by taking advantage of both companies’ combined store distribution capabilities and brand portfolios.”

On November 11, 2004, Mr. Stead and representatives of Weil, Gotshal & Manges LLP, counsel to Blockbuster, and Vinson & Elkins L.L.P., counsel to Blockbuster, met with representatives from Gibson, Dunn & Crutcher LLP, counsel to the special committee, to discuss the regulatory implications of a Blockbuster-Hollywood transaction. At the meeting, Blockbuster’s representatives made a presentation to the Gibson Dunn representatives regarding Blockbuster’s analysis of the prospects for obtaining regulatory clearance for an acquisition of Hollywood by Blockbuster.

At various times during the week following the November 11, 2004 meeting, representatives of Vinson & Elkins and Gibson Dunn had calls to discuss requests by Gibson Dunn for certain confidential information from Blockbuster to assist Gibson Dunn in advising the special committee of its view of the prospects for obtaining regulatory clearance for a proposed acquisition of Hollywood by Blockbuster. When advised that Blockbuster would be unable to provide such confidential information to Gibson Dunn without a confidentiality agreement from Gibson Dunn, Gibson Dunn offered to prepare a draft of such confidentiality agreement. Such draft was delivered to representatives of Blockbuster on November 17.

On November 18, 2004, Mr. Wadler called Mr. Stead and they had a brief telephone conversation regarding the next steps for a proposed transaction. Mr. Wadler advised Mr. Stead that he would be sending Blockbuster a letter regarding a new process for soliciting bids regarding the sale of Hollywood. Later that day, Mr. Wadler e-mailed to Mr. Antioco and Mr. Stead a letter from UBS and Lazard. The letter stated that, at the request of the special committee, UBS and Lazard had contacted potentially interested parties concerning a potential acquisition of Hollywood, and that the special committee was now in a position to formalize the next stage of this process for interested parties. The letter extended an invitation to Blockbuster to submit a final binding written offer to acquire Hollywood, and provided procedures and guidelines for doing so, including a submission deadline of 5:00 p.m., Pacific Time on December 1, 2004. The e-mail also attached a form of merger agreement, and requested that Blockbuster submit written comments to the form of merger agreement with its bid.

On November 20, 2004, Mr. Antioco and Mr. Wattles met in Las Vegas. Mr. Antioco had called Mr. Wattles on or about November 17 to let him know that he otherwise planned to be in Las Vegas and to invite Mr. Wattles to meet with him. At the November 20 meeting, Mr. Antioco discussed what he believed would be the benefits of a Blockbuster acquisition of Hollywood, including the potential synergies going forward. Mr. Antioco also discussed potential roles for Hollywood’s management in a Blockbuster acquisition.

On November 23, 2004, Mr. Antioco sent the following letter to Mr. Wadler, and sent copies to Mr. Glendenning and Mr. Furie:

November 23, 2004

Mr. Craig Wadler UBS AG Investment Banking Executive Director 1999 Avenue of the Stars Suite 2200 Los Angeles, CA 90067	VIA AIRBORNE EXPRESS AND TELECOPY NO. (310) 772-7310

Re: Indication of Interest—Hollywood Entertainment Corporation

Dear Mr. Wadler:

Thank you for your e-mail dated November 18, 2004, containing copies of the bidding procedures and the electronic copy of the merger agreement between Hollywood Entertainment Corporation (“HEC”) and Leonard Green & Partners, L.P. (“LGP”). Blockbuster continues to believe that it is positioned to provide the most value and that the interests of HEC’s shareholders will be best served by HEC’s special committee’s working with Blockbuster as we attempt to refine our contemplated acquisition proposal for HEC in a manner that will maximize the value of our proposal to HEC’s shareholders.

In this regard, Blockbuster believes that it would be in a position to significantly increase its price for HEC (above the $11.50 per share price previously communicated to you) if Blockbuster could obtain confirmatory information. This requires access to the HEC confidential information to which LGP already has been given access. Access, and commitment from and potential continued involvement by HEC senior management are also necessary for design and implementation of a solid transition plan on which any numbers are based.

As you have indicated, HEC’s agreement with LGP requires that, in order to be able to access confidential information, Blockbuster sign a confidentiality agreement with HEC that has terms at least as favorable to HEC as the confidentiality agreement signed by LGP. Blockbuster would be willing to sign a customary confidentiality agreement. However, because Blockbuster, as a strategic buyer, is in a different position than is LGP, Blockbuster could not agree to become subject to broad “non-solicitation” and “standstill” provisions. In order to satisfy HEC’s obligations to LGP in this regard, we suggest that HEC’s board might consider modifying the non-solicitation and waiving the standstill provisions in the case of LGP. This could permit Blockbuster to be subject to the same confidentiality provisions as are applicable to LGP, and would maintain a level playing field by giving Blockbuster access to the same information that LGP currently possesses. If necessary and deemed helpful by HEC’s special committee, Blockbuster would also be willing to have discussions with LGP concerning LGP’s possible participation in any acquisition proposal between Blockbuster and HEC that is ultimately accepted by HEC’s special committee.

The transaction with HEC will be subject to Blockbuster board of directors approval (a meeting is scheduled for December 8), as well as regulatory approval. This letter does not create a binding obligation of any kind by Blockbuster, and such binding obligation will exist only if a definitive transaction agreement is executed.

Thank you for your prompt attention to this matter, and please let us know if you see this opportunity as we do to maximize your shareholder value.

Very truly yours,

/s/ JOHN ANTIOCO
John Antioco

cc:   S. Douglas Glendenning, Chairman of HEC’s Special Committee

Simon Furie, Lazard Freres

Edward B. Stead

Later that day, representatives of Weil, Gotshal and Gibson Dunn discussed Blockbuster’s comments to Hollywood’s requested form of confidentiality agreement. Weil, Gotshal reiterated to Gibson Dunn that Blockbuster did not believe that it was in the best interests of Blockbuster’s shareholders or Hollywood’s shareholders for Blockbuster to enter into a confidentiality agreement that contained the proposed standstill provisions and asked that Hollywood request a waiver with respect to the provision in the Carso Agreement requiring that such provisions be included. Gibson Dunn responded that it was unlikely to be successful in obtaining a waiver of this provision, but that the special committee would be willing, nevertheless, to contact Leonard Green & Partners to seek such a waiver.

On November 29, 2004, Mr. Frank sent the following letter to Mr. Wadler, and sent copies to Mr. Glendenning and Mr. Furie:

November 29, 2004

Mr. Craig Wadler UBS AG Investment Banking Executive Director 1999 Avenue of the Stars Suite 2200 Los Angeles, CA 90067	VIA AIRBORNE EXPRESS AND TELECOPY NO. (310) 772-7310

Re: Due Diligence Information Request—Hollywood Entertainment Corporation

Dear Mr. Wadler:

As a follow-up to the November 23, 2004 letter that you received from Blockbuster requesting confirmatory information from Hollywood Entertainment Corporation (“HEC”), I have taken the liberty of attaching Blockbuster’s due diligence request list. As you will see, we have tried to make our request as simple and straightforward as possible, since it is our current belief that the information that HEC has previously provided to (a) Leonard Green & Partners, L.P. (“LGP”), its affiliates, financing sources or representatives, and (b) any other bidder, its affiliates, financing sources or representatives, will, in all likelihood, substantially meet Blockbuster’s own due diligence needs.

As we have previously stated, Blockbuster remains willing to sign a customary confidentiality agreement with HEC covering the confidential information being requested by Blockbuster. However, because Blockbuster, as a strategic buyer, is in a different position than is LGP, Blockbuster could not agree to become subject to broad “non-solicitation” and “standstill” provisions.

This letter does not create a binding obligation of any kind by Blockbuster, and such binding obligation will exist only if a definitive transaction agreement is executed.

Thank you for your prompt attention to this matter, and please let us know as soon as possible when we can expect to receive the requested information.

Very truly yours,

/s/ RICHARD A. FRANK
Richard A. Frank

Attachment

cc (w/attachment):	S. Douglas Glendenning, Chairman of HEC’s Special Committee

Simon Furie, Lazard Freres

Edward B. Stead

BLOCKBUSTER INC.

Due Diligence Request List

November 29, 2004

Set forth below is a list of documents and information with respect to Hollywood Entertainment Corporation (“Hollywood”) and its subsidiaries that we would like to review in connection with our proposed acquisition of Hollywood. In the interest of avoiding duplicative diligence requests, we have assumed that the diligence materials Hollywood has already prepared encompass items that we would have covered with a generic “laundry list” diligence request. To the extent that the information already provided to other prospective bidders does not address an area of interest, we may need to supplement our diligence request.

1.	Copies of all documents and information, whether or not written, provided to Leonard Green & Partners, its affiliates, financing sources or representatives or any other bidder, its affiliates, financing sources or representatives in connection with any proposed sale of Hollywood, including any data room indices or similar documents.

2.	Copies of the disclosure schedules prepared in connection with both the Agreement and Plan of Merger (the “Original Merger Agreement”), dated March 28, 2004, among Hollywood, Carso Holdings Corporation (“Carso”) and Hollywood Merger Corporation (“Merger Corp.”), and the Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement,” together with the Original Merger Agreement, the “Merger Agreements”), dated October 13, 2004, among Hollywood, Carso and Merger Corp. and any related ancillary agreements or documents.

3.	Copies of all documents referenced as having been delivered to Carso Holdings, its affiliates, financing sources or representatives in each of the Merger Agreements or any ancillary agreements or documents.

On December 1, 2004, Blockbuster issued the following press release confirming its willingness to increase its potential acquisition price for Hollywood above the $11.50 per share price previously communicated to Hollywood, subject to Blockbuster’s review of confirmatory information from Hollywood and Hollywood’s elimination of the standstill requirement preventing delivery of the information:

BLOCKBUSTER CONFIRMS WILLINGNESS TO

INCREASE PRICE FOR HOLLYWOOD ENTERTAINMENT

SUBJECT TO REVIEW OF CONFIRMATORY INFORMATION

Hollywood’s Requirement for a Standstill Restriction as a Prerequisite to Providing

Confidential Information May Prevent Blockbuster from

Increasing Its Potential Acquisition Price

DALLAS, Dec. 1, 2004—Blockbuster Inc. (NYSE: BBI, BBI.B) today confirmed its willingness to increase its potential acquisition price for Hollywood Entertainment Corporation (Nasdaq: HLYW) above the $11.50 per share price previously communicated to Hollywood, subject to Blockbuster’s review of confirmatory information from Hollywood and Hollywood’s elimination of a standstill requirement currently preventing delivery of the information. Even before any increase, Blockbuster’s current expression of interest represents a 12% premium over the value of Hollywood’s current merger agreement with Leonard Green Partners and its own Chairman and CEO, Mark Wattles.

In order to receive the requested information, Blockbuster has agreed to execute a confidentiality agreement with Hollywood. However, Hollywood has informed Blockbuster that under its existing $10.25 per share merger agreement with Leonard Green Partners and Mr. Wattles it is prohibited from providing such information unless Blockbuster agrees to standstill provisions that, among other things, would prohibit Blockbuster from making a tender offer directly to Hollywood’s shareholders without the approval of Hollywood’s Board of Directors. Hollywood has already provided the information requested by Blockbuster to Leonard Green Partners. Blockbuster does not believe it is in the interests of either company’s shareholders for Blockbuster to sign such an agreement at this time.

“We believe that Blockbuster is positioned to provide the most value and best serve the interests of Hollywood’s shareholders,” said John Antioco, Blockbuster Chairman and CEO. “Unfortunately, we believe Hollywood’s requirement that Blockbuster’s receipt of basic confirmatory information be tied to standstill restrictions is depriving Hollywood shareholders of the opportunity to potentially receive greater value for their shares.”

Mr. Antioco continued, “At this point, it appears that Blockbuster will not be able to receive the requested information from Hollywood unless and until the Leonard Green Partners transaction is modified to eliminate the requirement for a standstill agreement from Blockbuster, voted down by Hollywood’s shareholders or is otherwise terminated by Hollywood’s Board of Directors. We call on Hollywood’s Board of Directors to act in the best interests of Hollywood’s shareholders.”

Later that day, Mr. Stead and Mr. Frank spoke with Mr. Wadler and Mr. Furie by telephone regarding whether the special committee thought it would be helpful for Blockbuster to contact Leonard Green & Partners directly to seek a waiver of Section 6.2 of the Carso Agreement, in order to allow Blockbuster to enter into a confidentiality agreement without a standstill. Mr. Wadler informed them that the special committee currently did not believe it would be appropriate for Blockbuster to make such contact because a dialog between the special committee and its advisors, on the one hand, and Leonard Green & Partners, on the other, was ongoing to determine whether it might be possible to eliminate or modify the standstill requirement. Throughout this period, Mr. Stead and Mr. Wadler had other similar calls in which they discussed the confidentiality agreement issue and other process matters.

From December 8 to December 10, 2004, representatives of Shearman & Sterling LLP, regulatory counsel to Blockbuster, and Gibson Dunn exchanged e-mails regarding a confidentiality agreement to be executed by Gibson Dunn covering confidential information of Blockbuster that Gibson Dunn had requested to assist it in advising the special committee of its view of the prospects for regulatory clearance of the proposed transaction. The representatives also arranged for a meeting to further discuss the regulatory implications of the proposed transaction.

On December 9, 2004, representatives of Weil, Gotshal and Gibson Dunn had a telephone conference regarding the requirement that Blockbuster agree to standstill provisions in order to receive the Hollywood information that it had requested. Weil, Gotshal informed Gibson Dunn that Blockbuster would consider agreeing to standstill provisions if such provisions would terminate upon the occurrence of certain events. Gibson Dunn requested that Blockbuster make a specific proposal regarding the events that would terminate the standstill provisions. Later that day, Weil, Gotshal sent an e-mail to Gibson Dunn proposing that the standstill provisions would terminate upon the first to occur of the following:

a. Hollywood reaches an agreement with a third party for an acquisition transaction;

b. Hollywood schedules a shareholders meeting to approve the merger under the Carso Agreement;

c. the Carso Agreement is terminated and Hollywood terminates its sale process; or

d. three months elapses.

On December 15, 2004, Mr. Wattles called Mr. Antioco. During the conversation, Mr. Wattles asked Mr. Antioco whether Blockbuster had any flexibility regarding entering into the standstill provisions in the form requested by Hollywood. Mr. Antioco replied that Blockbuster was not in a position to agree to enter into standstill provisions on those terms. Mr. Wattles also told Mr. Antioco that, although it was a matter for the special committee to determine, Mr. Wattles believed that Blockbuster should be given an opportunity to participate in the process.

On December 15, 2004, Gibson Dunn executed a confidentiality agreement with respect to certain Blockbuster confidential information relevant to Gibson Dunn’s regulatory analysis. On the same date, Mr. Stead, representatives of Shearman & Sterling, Quantitative Economic Solutions and Competition Policy Associates (economists for Blockbuster) and Gibson Dunn met to further discuss regulatory implications of an acquisition of Hollywood by Blockbuster. The Blockbuster representatives told Gibson Dunn that Blockbuster intended to actively engage the Federal Trade Commission in a review of the proposed transaction.

On December 16, 2004, representatives of Weil, Gotshal and Gibson Dunn participated in a telephone call during which the participants discussed the proposal communicated by Weil, Gotshal on December 9 for

Blockbuster to agree to standstill restrictions that would terminate upon the occurrence of certain events. Gibson Dunn told Weil, Gotshal that such proposal was unacceptable to the special committee because (i) the three-month expiration period was too short and (ii) in the event Hollywood signed an acquisition agreement with a third party, Blockbuster should not be released from the standstill restrictions unless Blockbuster was willing to “top” the third party price by a specified percentage. The Gibson Dunn representatives invited Blockbuster to make a specific proposal on these points. The Gibson Dunn representatives also pointed out that any Blockbuster proposal on this point would have to be approved by Leonard Green & Partners. On December 17, 2004, Weil, Gotshal sent an email to Gibson Dunn indicating that, rather than speculating regarding the specific changes required by the special committee, Blockbuster would prefer that the special committee make a specific proposal.

On December 28, 2004, Blockbuster issued the following press release announcing its intention to commence a cash tender offer by mid-January to purchase all of the outstanding shares of Hollywood for $11.50 per share in cash, if Blockbuster was unable to obtain substantial cooperation from Hollywood’s board of directors that was likely to lead to an agreement for an acquisition of Hollywood by Blockbuster:

BLOCKBUSTER TO LAUNCH CASH TENDER OFFER

FOR HOLLYWOOD ENTERTAINMENT

Company Reiterates Willingness to Consider Higher Price if Hollywood Board Cooperates and

Allows Review of Financial and Other Information

Dallas, Dec. 28, 2004—Blockbuster Inc. (NYSE: BBI, BBI.B) today announced that it intends to commence a cash tender offer by mid-January to purchase all of the outstanding shares of Hollywood Entertainment Corporation (Nasdaq: HLYW) for $11.50 per share in cash, if Blockbuster is unable to obtain substantial cooperation from Hollywood’s Board of Directors that is likely to lead to an agreement for an acquisition of Hollywood by Blockbuster. Importantly, Blockbuster also reiterated its willingness to consider a higher price if Hollywood’s Board cooperates and if the financial and other information sought from Hollywood support such an increase. Blockbuster has not been given access to such Hollywood information. Following the completion of any tender offer, Blockbuster intends to acquire any shares not purchased in the tender at the same per share cash price paid in the tender offer, pursuant to a merger by a subsidiary of Blockbuster with and into Hollywood.

Blockbuster’s proposal represents a substantial premium over the price provided in the current merger agreement between Hollywood and the buying group comprised of Leonard Green Partners and Hollywood’s chairman, Mark Wattles, which is valued at $10.25 per share. The total value of the Blockbuster transaction, including Hollywood’s debt, would be approximately $1 billion. The proposed transaction would be immediately accretive to Blockbuster’s earnings per share and cash flow.

“We believe that the proposal Blockbuster is prepared to make is clearly in the best interests of Hollywood and Blockbuster shareholders as well as consumers,” said John Antioco, Blockbuster Chairman and CEO. “Additionally, as we have said before, we believe the proposed transaction will better position Blockbuster to compete in the rapidly changing home entertainment marketplace.”

The tender offer will be subject to customary conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR”), the termination of Hollywood’s existing merger agreement for the Leonard Green Partners transaction, certain actions to ensure that the Oregon control share acquisition statute and business combination statute are not applicable to Blockbuster following the tender offer, and the receipt of funds under Blockbuster’s financing arrangements that are being put in place for the tender offer.

Blockbuster believes it should obtain the necessary regulatory approvals to complete the transaction expeditiously and intends to quickly make its necessary filings under HSR.

“Blockbuster believes that this proposed acquisition is pro-competitive,” said Antioco. “In recent years, the home entertainment landscape has broadened considerably. Blockbuster today faces strong competitive challenges from the aggressive sale of DVDs by mass merchants and online retailers, as well as increasing penetration by premium cable and satellite services. Additionally, we believe the strength of competition from these and other emerging sources, such as video-on-demand and computer downloading, is likely to increase significantly in the future.”

Blockbuster believes the combination with Hollywood will allow it to provide a better overall customer experience. Blockbuster has taken important steps to deal with increasing competition by expanding its in-store offerings to include movie and game trading, store-in-store game boutiques, and an increased retail selection of both new and used movies and games. The Company has also begun giving consumers new ways to rent through in-store movie, in-store game and online DVD rental subscription programs, which offer no due dates, no late fees and an unlimited number of movie and game rentals, up to three at a time, depending on the program, for one low monthly fee. Additionally, Blockbuster recently reduced its online rental program to $14.99 per month and, in a groundbreaking move, eliminated late fees for all U.S. company-operated stores as of Jan. 2005. As a result of the elimination of late fees, which in effect decreases its rental prices, Blockbuster previously announced its plans to reduce 2005 capital expenditures through fewer store openings and remodels. An acquisition of Hollywood would allow Blockbuster to immediately accelerate its plans to bring its expanded array of offerings to more consumers through an accretive acquisition of stores.

Blockbuster has retained Citigroup, Credit Suisse First Boston and JPMorgan to act as financial advisors for the transaction and has received a financing commitment from JPMorgan, Credit Suisse First Boston and Citigroup for the funds necessary to complete the tender offer, as described.

On the same date, Weil, Gotshal sent a follow-up e-mail to Gibson Dunn indicating that Weil, Gotshal had not received any response to its request that the special committee make a specific proposal regarding changes to the standstill termination provisions that Blockbuster had proposed. The e-mail suggested that the parties speak again about this issue. Later that day, representatives of Weil, Gotshal and Gibson Dunn participated in a telephone call in which Gibson Dunn indicated that the special committee suggested two changes to Blockbuster’s proposal for termination of the standstill provisions: (i) the general duration of the standstill provisions would be nine months (rather than the three months proposed by Blockbuster) and (ii) in the event Hollywood entered into an acquisition agreement with a third party, Blockbuster would be released from the standstill restrictions only if Blockbuster increased its price to “top” the third party price by at least 20%. The Gibson Dunn representatives reiterated that any such standstill termination arrangement would require the approval of Leonard Green & Partners.

On December 29, 2004, representatives of Gibson Dunn, Shearman & Sterling and Weil, Gotshal had a telephone conference in which Shearman & Sterling informed Gibson Dunn of a meeting that Blockbuster’s representatives, including Mr. Antioco, attended on December 21, 2004 with representatives of the Federal Trade Commission. Shearman & Sterling discussed the substance of that meeting and informed Gibson Dunn that Blockbuster had formally made its required Hart-Scott-Rodino regulatory filings on December 28. Shearman & Sterling also summarized the efforts that Blockbuster was undertaking to attempt to obtain regulatory clearance at the earliest possible date, and indicated that Blockbuster was pursuing a schedule that would result in the Hart-Scott-Rodino waiting period ending no later than the end of February. Shearman & Sterling reiterated that Blockbuster remained optimistic about prospects for regulatory clearance.

Later on December 29, 2004, representatives of Gibson Dunn and Weil, Gotshal had a further telephone call during which Weil, Gotshal advised Gibson Dunn that Blockbuster was unwilling to agree to the special committee’s suggested changes to Blockbuster’s proposal regarding termination of standstill restrictions, particularly because Blockbuster did not believe it to be in the best interests of Blockbuster’s shareholders or Hollywood’s shareholders for Blockbuster to be prohibited from commencing a tender offer for Hollywood’s shares simply because Blockbuster did not “top” a third party price by 20%.

On December 30, 2004, Shearman & Sterling sent a letter to Gibson Dunn summarizing and confirming the December 29 discussion regarding steps being taken by Blockbuster to obtain regulatory clearance. That same day, Weil, Gotshal sent an email message to Gibson Dunn confirming the December 29 telephone conversation regarding Blockbuster’s unwillingness to agree to the special committee’s suggested changes to Blockbuster’s prior proposal regarding termination of standstill provisions.

On January 7, 2005, Mr. Antioco sent the following letter to Mr. Glendenning:

January 7, 2005

Mr. S. Douglas Glendenning

Chairman of Special Committee of

    Board of Directors of

    Hollywood Entertainment Corporation

c/o Jonathan Layne, Esq.

Gibson, Dunn & Crutcher LLP

2029 Century Park East

Los Angeles, CA 90067-3026

Via Telecopy (310) 552-7053 and Federal Express

Dear Mr. Glendenning:

We are writing to express our disappointment with the lack of cooperation from Hollywood’s Board of Directors in connection with our effort to provide your shareholders with a premium price for their shares. As you know, Blockbuster announced on December 28, 2004 that it intends to commence a fully financed tender offer for all Hollywood shares by mid-January for $11.50 per share in cash, if Blockbuster is unable to obtain substantial cooperation from Hollywood’s Board of Directors that is likely to lead to an agreement for the acquisition of Hollywood by Blockbuster.

We believe that we have done everything possible to attempt to obtain the Board’s cooperation. In this regard, our regulatory counsel has presented detailed information to your counsel about the substantial efforts we already are undertaking to obtain regulatory clearance for an acquisition by Blockbuster at the earliest possible date. We want to confirm to you again that we intend and are on schedule to complete the Hart-Scott-Rodino process by the end of February, if not earlier.

As we have previously communicated to you, Blockbuster believes it can be in a position to very quickly determine the ultimate price it can pay for Hollywood, once we have been given access to the Hollywood information that we previously have requested. The specific information that we need in order to determine the highest price we can pay includes the following:

•	outstanding options (including exercise prices) and amounts that could be payable under any change of control contracts or plans;

•	contingent liabilities, whether or not disclosed on the most recent balance sheet;

•	confirmation of current bank balances;

•	composition of revenue, including revenue from previously rented products and late fees;

•	store inventory and the basis for inventory valuation;

•	information establishing that Hollywood is Sarbanes-Oxley compliant;

•	corporate and regional overhead structure and costs (including store lease detail); and

•	disclosure schedules to the Leonard Green & Partners merger agreement.

We have attempted to put Hollywood’s Board of Directors in a position to share this information with Blockbuster. In this regard, as you know, our counsel has contacted your counsel and has proposed that we would be willing to sign a confidentiality agreement that includes “stand-still” restrictions required by the Special Committee of Hollywood’s Board, if the stand-still provisions are modified so that the restrictions are of short duration and terminate in any event upon either (i) Hollywood’s determination to proceed with a shareholders meeting to approve the $10.25 per share Leonard Green & Partners transaction or (ii) Hollywood’s entry into an acquisition agreement with another buyer. We understand that our proposed modifications to the stand-still provisions would require the approval of Leonard Green & Partners (so long as the Leonard Green & Partners merger agreement remains in effect). However, we also understand that the Special Committee has determined that our proposal on this point is not acceptable to it, even if the proposal is acceptable to Leonard Green & Partners.

We fail to understand how it can be in the best interests of Hollywood’s shareholders for the Special Committee to attempt to prohibit Blockbuster from making a competing proposal to your shareholders in the event that you decide to proceed with the Leonard Green & Partners transaction or with any alternate transaction. We urge you to explain to your shareholders why you believe that it is in their interests, or consistent with your fiduciary duties, to prevent them from having the opportunity to receive the highest possible price for their shares.

We also strongly urge you not to enter into another deal with any party that includes a break-up fee or other deal protections. The Special Committee should understand that the amount of any break-up fee to a third party will be deducted from the price that Blockbuster otherwise will pay. If your desire is to obtain the highest value for your shareholders, the time to do that is now, not after another deal is signed that will result in less money ultimately being paid to your shareholders. Unless and until a fair and open auction process is completed, there is no justification for providing a break-up fee or other deal protections to another bidder.

We request that the Special Committee reconsider its unwillingness to cooperate with Blockbuster. We continue to believe that Blockbuster is uniquely positioned to provide the highest possible value to Hollywood’s shareholders. We feel obligated to make this letter public so that your shareholders will understand our position. As we have indicated, we are prepared to proceed quickly with the commencement of a tender offer if cooperation is not immediately forthcoming.

Please feel free to contact me directly if you would like to discuss these matters.

Sincerely,

/s/ JOHN F. ANTIOCO
John F. Antioco

On January 10, 2005, before the U.S. securities markets opened, Hollywood issued a press release regarding the termination of the amended and restated merger agreement with Carso and the entry into the Movie Gallery merger agreement with Movie Gallery.

Information on the Movie Gallery Agreement

On January 9, 2005, Hollywood, Movie Gallery and TG Holdings, Inc., a wholly-owned subsidiary of Movie Gallery referred to in this prospectus as “TG Holdings,” entered into an Agreement and Plan of Merger, referred to as the “Movie Gallery merger agreement,” under which TG Holdings would merge with and into Hollywood. Under the terms of the Movie Gallery agreement, each share of Hollywood common stock would be converted automatically into the right to receive $13.25 cash per share and all vested or unvested options would be converted into a cash amount per option share equal to $13.25 less the applicable per share exercise price.

The obligations of Movie Gallery and Hollywood to complete the proposed Movie Gallery merger are subject to various conditions, including the following:

•	approval of the Movie Gallery transaction by the shareholders of Hollywood;

•	expiration or termination of any applicable waiting period or receipt of all governmental and other approvals;

•	absence of any material adverse effect; and

•	completion of the financing and related transactions.

The financing commitments for the Movie Gallery merger are conditioned, among other things, on certain requirements related to Hollywood’s financial performance and financial condition. These include requirements that:

•	the ratio of pro forma consolidated debt to consolidated earnings before interest, taxes, depreciation and amortization of Movie Gallery and its subsidiaries for the 12-month period prior to the closing (after giving effect to the acquisition) is not greater than 3.3:1;

•	the consolidated earnings before interest, taxes, depreciation and amortization of Hollywood and its subsidiaries is not less than $229 million for the four fiscal quarter period ended on December 31, 2004, or less than $220 million for the four fiscal quarter period ending on March 31, 2005; and

•	on the closing date, Hollywood has at least $165 million in cash, reduced by cash used for certain debt repayments.

The Movie Gallery agreement prohibits Hollywood from engaging in discussions or negotiations with, or providing non-public information or access to, Blockbuster or any potential third-party acquiror unless:

•	the third-party acquiror executes a confidentiality agreement with Hollywood on terms no less favorable to Hollywood or Movie Gallery than Movie Gallery’s confidentiality agreement with Hollywood;

•	Hollywood’s board of directors and special committee determine that the third-party acquiror’s proposal constitutes, or could reasonably be expected to lead to, a superior proposal;

•	prior to, or concurrently with, disclosure to a third-party acquiror of non-public information, Hollywood provides the same non-public information to Movie Gallery; and

•	within 24 hours after participating in discussions or negotiations with the third-party acquiror, Hollywood gives Movie Gallery written notice of the identity of the third-party acquiror and the terms of the third-party acquiror’s acquisition proposal.

Movie Gallery’s confidentiality agreement includes a standstill provision that prohibits Movie Gallery from, among other things, commencing a tender offer without the approval of Hollywood’s board of directors. Because of this standstill provision, Blockbuster has been unwilling to execute a confidentiality agreement with Hollywood, as the standstill provision would prevent Blockbuster from making an offer directly to Hollywood’s shareholders.

Hollywood announced its intention to hold a special meeting of the shareholders to approve the Movie Gallery transaction. The Hollywood board of directors and special committee are required to recommend the Movie Gallery transaction to Hollywood’s shareholders and they may not withdraw their recommendation to recommend a superior proposal unless:

•	the Hollywood board of directors and/or special committee determine, after consultation with outside counsel, that the withdrawal of the recommendation is required to comply with their fiduciary duties and that Hollywood has fully complied with its obligations under the non-solicitation provisions in the Movie Gallery agreement,

•	Hollywood gives Movie Gallery three business days’ notice of its intent to withdraw its recommendation, and

•	the Hollywood board of directors and special committee consider any modification to the terms of the Movie Gallery agreement proposed by Movie Gallery before withdrawing its recommendation.

A “superior proposal” is defined in the Movie Gallery agreement as a bona fide written acquisition proposal for 75% or more of the voting stock or assets of Hollywood that a majority of the Hollywood board of directors or special committee determines provides the Hollywood shareholders consideration with a value per share that exceeds the value per share of the consideration provided by the Movie Gallery agreement and is reasonably capable of being consummated on the terms proposed. Hollywood’s board of directors is required by Rule 14e-2 of the Exchange Act to announce its position with respect to Blockbuster’s offer within 10 business days after the commencement of Blockbuster’s offer. You can obtain copies of the board of directors’ position on Blockbuster’s offer through the means described in “Where You Can Find More Information.”

Movie Gallery is permitted to terminate the Movie Gallery merger agreement in certain circumstances, including if the Hollywood board of directors withdraws, modifies, conditions or qualifies its recommendation of the Movie Gallery merger agreement or approves or recommends that Hollywood shareholders tender their shares in a tender or exchange offer (including the offer) or a third party acquires a majority of the outstanding common stock of Hollywood. In addition, Hollywood is permitted to terminate the Movie Gallery merger agreement in certain circumstances, including if it enters into a definitive agreement for a transaction that is a “superior proposal.” If Movie Gallery or Hollywood, as applicable, were to terminate the Movie Gallery merger agreement in any of the specific instances described above, Hollywood is obligated to pay Movie Gallery a termination fee of $27 million and to reimburse Movie Gallery’s expenses up to $3 million, in each case, upon the date of termination.

The foregoing description of the Movie Gallery transaction is qualified in its entirety by reference to the full text of the Movie Gallery agreement, which was included as an exhibit to a Form 8-K filed by Hollywood with the SEC on January 11, 2005.

Reasons for the Offer

The competitive landscape of the retail home video industry has changed significantly over the past few years and is projected to continue to change in the future. New home entertainment alternatives, delivery options and format choices have been introduced into the market and have provided consumers with more options for home movie and game entertainment. The following key industry trends have led to Blockbuster’s search for ways to better compete and grow its business:

•	the growth in competition from mass merchant retailers as a result of the movie studios’ focus on DVD retail;

•	the popularity of online movie rental services;

•	the continued proliferation of direct-to-home entertainment options, including direct broadcast satellite, cable and video-on-demand, combined with consumer adoption of digital video recorder technology to allow time-shifted viewing;

•	the emergence of a strong and rapidly growing game industry providing entertainment options on game consoles and personal computers; and

•	the success of the personal computer with internet access as an in-home entertainment alternative.

The offer is strategic to Blockbuster as Blockbuster believes the offer will:

•	be immediately accretive to Blockbuster’s earnings per share and cash flow, independent of synergies;

•	generate a significant amount of operational efficiencies and cost savings resulting from (i) significant overhead and operational synergies through elimination of duplicative management and functions, (ii) the streamlining of the combined distribution network and (iii) improved efficiency of direct mail marketing;

•	result in (i) the reduction of combined occupancy costs and (ii) more efficient advertising spending; and

•	drive consumer demand through enhanced products and services by (i) adding movie and game trading to Hollywood stores, (ii) consolidating games brands, (iii) offering a movie rental subscription service in Hollywood stores that will be integrated with Blockbuster’s online subscription service and (iv) differentiating rental product offerings between the two chains.

Blockbuster believes the offer will significantly benefit both Blockbuster and Hollywood shareholders and customers. Blockbuster believes that a combination of Blockbuster and Hollywood has significant beneficial long-term growth prospects, which will maximize stockholder value. The Blockbuster class A common stock to be issued to Hollywood shareholders in the offer will allow such shareholders to participate in the growth and opportunities of the combined company.

THE OFFER

Blockbuster is offering to exchange for each outstanding share of Hollywood common stock that is validly tendered and not properly withdrawn prior to the expiration date, consideration with an aggregate value of $14.50, consisting of $11.50 in cash, without interest, and Blockbuster class A common stock having a value of $3.00, upon the terms and subject to the conditions contained in this prospectus and the accompanying letter of transmittal. In addition, you will receive cash instead of any fractional shares of Blockbuster class A common stock to which you may be entitled. The number of shares of Blockbuster class A common stock into which each share of Hollywood common stock will be converted in the offer will be determined by dividing $3.00 by the average of the daily volume-weighted average prices, rounded to four decimal points, of Blockbuster class A common stock on the NYSE, as reported by Bloomberg, for the 15 consecutive trading day period ending on the third trading day before the expiration date.

The term “expiration date” means 12:00 midnight, New York City time, on March 11, 2005, unless Blockbuster extends the period of time for which the offer is open, in which case the term “expiration date” means the latest time and date on which the offer, as so extended, expires.

Before the expiration date, Blockbuster will notify you by issuing a press release by 9:00 A.M., New York City time, on the second trading day before the expiration date (assuming expiration of the offer as scheduled) announcing the final exchange ratio for the conversion of Hollywood common stock into Blockbuster class A common stock. In addition, Blockbuster’s information agent, Morrow & Co., Inc., has set up a toll-free telephone number, 1-800-206-5879, that you may call to obtain current information about the number of shares of Blockbuster class A common stock that you may receive in exchange for each share of Hollywood common stock you own.

If you are a registered shareholder and tender your shares of Hollywood common stock directly to the exchange agent, you will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. If you hold your shares through a broker or bank, you should consult your institution as to whether or not they will charge you any service fees. Except as set forth in the instructions to the letter of transmittal, transfer taxes on the exchange of shares Hollywood common stock pursuant to the offer will be paid by Blockbuster.

Blockbuster is making the offer in order to acquire control of, and ultimately the entire common equity interest in, Hollywood. The offer is the first step in Blockbuster’s acquisition of Hollywood and is intended to facilitate the acquisition of all shares of Hollywood common stock. Blockbuster intends, as soon as possible after completion of the offer, to seek to have Hollywood consummate a second-step merger of a wholly-owned subsidiary of Blockbuster with and into Hollywood. The purpose of the second-step merger is to acquire all shares of Hollywood common stock not tendered and exchanged in the offer. Pursuant to the terms of the second-step merger, each remaining share of Hollywood common stock (other than shares of Hollywood common stock owned by Blockbuster, Hollywood or held by Hollywood shareholders who properly exercise dissenters’ rights under Oregon law, to the extent available) would be converted into the right to receive the same number of shares of Blockbuster class A common stock and the same amount of cash per Hollywood share as paid in the offer.

Based on certain assumptions regarding the number of Hollywood shares to be exchanged and the price of Blockbuster class A common stock for the relevant period prior to the expiration of the offer, Blockbuster estimates that if all Hollywood shares are exchanged pursuant to the offer and the second-step merger, former Hollywood shareholders would own, in the aggregate, 15.9% of the outstanding shares of Blockbuster class A common stock, representing approximately 7.8% of the aggregate voting power of all Blockbuster common stock and approximately 10.5% of the total outstanding shares of Blockbuster common stock. For a detailed discussion of the assumptions on which this estimate is based, see “The Offer—Ownership of Blockbuster After the Offer.”

Blockbuster’s obligation to exchange shares of Blockbuster’s class A common stock and cash for shares of Hollywood common stock pursuant to the offer is subject to several conditions referred to below under “Conditions of the Offer,” including the registration statement condition, the minimum tender condition, the

Hollywood notes condition, the control share condition, the business combination condition, the antitrust condition, the financing condition, the Movie Gallery termination condition, the Movie Gallery agreement condition, the impairment condition, the board condition, and the NYSE condition as well as the other conditions that are discussed below.

Pursuant to Exchange Act Rule 14d-5 and Section 60.774 of the Oregon Business Corporation Act, Blockbuster is asking Hollywood for its shareholder list and security position listings to communicate with you and to distribute Blockbuster’s offer to you. Upon compliance by Hollywood with this request, this prospectus, the related letter of transmittal and other relevant materials will be delivered to record holders of shares of Hollywood common stock and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Hollywood’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, so that they can in turn send these materials to beneficial owners of shares of Hollywood common stock.

Timing of the Offer

The offer is scheduled to expire at 12:00 midnight, New York City time on March 11, 2005. For more information, you should read the discussion below under the caption “The Offer—Extension, Termination and Amendment.”

Extension, Termination and Amendment

Blockbuster expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the offer remains open, and Blockbuster can do so by giving oral or written notice of such extension to the exchange agent. If Blockbuster decides to so extend the offer, Blockbuster will make an announcement to that effect no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. Blockbuster is not making any assurance that it will exercise its right to extend the offer, although it currently intends to do so until all conditions have been satisfied or waived. During any such extension, all shares of Hollywood common stock previously tendered and not withdrawn will remain subject to the offer, subject to your right to withdraw your shares of Hollywood common stock. You should read the discussion under “The Offer—Withdrawal Rights” for more details.

To the extent legally permissible, Blockbuster also reserves the right, in its sole discretion, at any time or from time to time:

•	to extend, for any reason, the period of time during which the offer is open;

•	to delay acceptance for exchange of, or exchange of, any shares of Hollywood common stock pursuant to the offer, or to terminate the offer and not accept or exchange any shares of Hollywood common stock not previously accepted or exchanged, upon the failure of any of the conditions of the offer to be satisfied prior to the expiration date;

•	to amend or terminate the offer without accepting for exchange or exchanging any shares of Hollywood common stock if Hollywood agrees to enter into a negotiated merger agreement with Blockbuster; and

•	to waive any condition or otherwise amend the offer in any respect.

In addition, even if Blockbuster has accepted, but not paid for, shares in the offer, it may terminate the offer and not exchange shares of Hollywood common stock that were previously tendered if completion of the offer is illegal or if a governmental authority has commenced or threatened legal action related to the offer.

Blockbuster will effect any extension, termination, amendment or delay by giving oral or written notice to the exchange agent and by making a public announcement as promptly as practicable thereafter. In the case of an extension, any such announcement will be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with the offer be promptly disseminated to shareholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which Blockbuster may choose to make any public announcement, Blockbuster assumes no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release in accordance with applicable NYSE requirements.

Blockbuster confirms to you that if it makes a material change in the terms of the offer or the information concerning the offer, or if it waives a material condition of the offer, it will extend the offer to the extent required under the Exchange Act. If, prior to the expiration date, Blockbuster changes the percentage of shares of Hollywood common stock being sought or the consideration offered to you, that change will apply to all holders whose shares of Hollywood common stock are accepted for exchange pursuant to Blockbuster’s offer. If at the time notice of that change is first published, sent or given to you, the offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, Blockbuster will extend the offer until the expiration of that ten business day period. For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, New York City time.

Blockbuster may, although it does not currently intend to, elect to provide a subsequent offering period after the expiration of the offer, if the requirements under Exchange Act Rule 14d-11 have been met. A subsequent offering period, if provided, will be a period of three to 20 business days, beginning after Blockbuster has accepted for exchange all shares tendered in the offer, during which Hollywood shareholders who did not tender their shares in the offer may tender their shares and receive the same consideration provided in the offer.

Exchange of Hollywood Shares; Delivery of Blockbuster Class A Common Stock and Cash

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), Blockbuster will accept for exchange, and will exchange, shares of Hollywood common stock validly tendered and not properly withdrawn as promptly as practicable after the expiration date. In addition, subject to applicable rules of the SEC, Blockbuster expressly reserves the right to delay acceptance for exchange of, or the exchange of, shares of Hollywood common stock in order to comply with any applicable law. In all cases, exchange of shares of Hollywood common stock tendered and accepted for exchange pursuant to the offer will be made only after timely receipt by the exchange agent of certificates for those shares of Hollywood common stock (or a confirmation of a book-entry transfer of those shares of Hollywood common stock in the exchange agent’s account at The Depository Trust Company (referred to as “DTC”)), a properly completed and duly executed letter of transmittal and any other required documents.

For purposes of the offer, Blockbuster will be deemed to have accepted for exchange shares of Hollywood common stock validly tendered and not withdrawn as, if and when it notifies the exchange agent of its acceptance of the tenders of those shares of Hollywood common stock pursuant to the offer. The exchange agent will deliver cash and Blockbuster class A common stock in exchange for shares of Hollywood common stock pursuant to the offer and cash instead of fractional shares of Blockbuster class A common stock as soon as practicable after receipt of such notice. The exchange agent will act as your agent for the purpose of receiving Blockbuster class A common stock and cash (including cash to be paid instead of fractional shares of Blockbuster class A common stock) from Blockbuster and transmitting such stock and cash to you. You will not receive any interest on any cash that Blockbuster pays you, even if there is a delay in making the exchange.

If Blockbuster does not accept any tendered shares of Hollywood common stock for exchange pursuant to the terms and conditions of the offer for any reason, or if certificates are submitted for more shares of Hollywood common stock than are tendered, Blockbuster will return certificates for such unexchanged shares of Hollywood common stock without expense to the tendering shareholder or, in the case of shares of Hollywood common stock tendered by book-entry transfer of such shares of Hollywood common stock into the exchange agent’s account at DTC pursuant to the procedures set forth below in the section entitled “The Offer—Procedure for Tendering,” those shares of Hollywood common stock will be credited to an account maintained within DTC as soon as practicable following expiration or termination of the offer.

Cash Instead of Fractional Shares of Blockbuster Class A Common Stock

Blockbuster will not issue certificates representing fractional shares of Blockbuster class A common stock pursuant to the offer. Instead, each tendering shareholder who would otherwise be entitled to a fractional share of Blockbuster class A common stock will receive cash in an amount equal to such fraction (expressed as a decimal and rounded to the nearest 0.01 of a share) multiplied by the average of the daily volume-weighted average prices, rounded to four decimal points, of Blockbuster class A common stock on the NYSE, as reported by Bloomberg, for the 15 consecutive trading day period ending on the third trading day before the expiration date.

Withdrawal Rights

You can withdraw tendered shares at any time until the offer has expired and, if Blockbuster has not agreed to accept your shares for exchange by the expiration date, you can withdraw them at any time after such date until it accepts shares for exchange. If Blockbuster decides to provide a subsequent offering period, it will accept shares tendered during that period immediately and thus you will not be able to withdraw shares tendered during any subsequent offering period.

For your withdrawal to be effective, the exchange agent must receive from you a written notice of withdrawal at one of its addresses set forth on the back cover of this prospectus, or by facsimile at (781) 380-3388 or (you may confirm receipt of your facsimile by phoning (781) 843-1833, ext. 0). Your notice must include your name, address, social security number, the certificate number(s), the number of shares of Hollywood common stock to be withdrawn and the name of the registered holder, if it is different from that of the person who tendered those shares.

A financial institution must guarantee all signatures on the notice of withdrawal. Most banks, savings and loan associations and brokerage houses are able to effect these signature guarantees for you. The financial institution must be a participant in the Securities Transfer Agents Medallion Program, referred to as an “eligible institution,” unless the shares of Hollywood common stock to be withdrawn were tendered for the account of any eligible institution.

If shares of Hollywood common stock have been tendered pursuant to the procedures for book-entry tender discussed under the section entitled “The Offer—Procedure for Tendering,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures. If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the shares of Hollywood common stock withdrawn must also be furnished to the exchange agent, as stated above, prior to the physical release of such certificates.

Blockbuster will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal in its sole discretion, and its decision shall be final and binding. None of Blockbuster, the exchange agent, the information agent, any dealer manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification. Any shares of Hollywood common stock properly withdrawn will be deemed not to have been validly tendered for purposes of the offer. However, you may retender withdrawn shares of Hollywood common stock by following one of the procedures discussed under the sections entitled “The Offer—Procedure for Tendering” or “The Offer—Guaranteed Delivery” at any time prior to the expiration date.

Procedure for Tendering

For you to validly tender shares of Hollywood common stock pursuant to the offer, either (a) a properly completed and duly executed letter of transmittal, along with any required signature guarantees, or an agent’s message in connection with a book-entry transfer, and any other required documents, must be received by the exchange agent at one of its addresses set forth on the back cover of this prospectus, and certificates for tendered shares of Hollywood common stock must be received by the exchange agent at such address or those shares of

Hollywood common stock must be tendered pursuant to the procedures for book-entry tender set forth below (and a confirmation of receipt of such tender, referred to as a “book-entry confirmation” must be received), in each case before the expiration date, or (b) you must comply with the guaranteed delivery procedure set forth below under “The Offer—Guaranteed Delivery.”

The term “agent’s message” means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the DTC participant tendering the shares of Hollywood common stock that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that Blockbuster may enforce that agreement against such participant.

The exchange agent has established accounts with respect to the shares of Hollywood common stock at DTC in connection with the offer, and any financial institution that is a participant in DTC may make book-entry delivery of shares of Hollywood common stock by causing DTC to transfer such shares into the exchange agent’s account in accordance with DTC’s procedure for such transfer. However, although delivery of shares of Hollywood common stock may be effected through book-entry transfer at DTC, the letter of transmittal with any required signature guarantees, or an agent’s message, along with any other required documents, must, in any case, be received by the exchange agent at one or more of its addresses set forth on the back cover of this prospectus prior to the expiration date, or the guaranteed delivery procedures described below must be followed. Blockbuster cannot assure you that book-entry delivery of Hollywood shares will be available. If book-entry delivery is not available, you must tender Hollywood shares by means of delivery of Hollywood share certificates or pursuant to the guaranteed delivery procedure set forth below under “The Offer—Guaranteed Delivery.”

Signatures on all letters of transmittal must be guaranteed by an eligible institution, except in cases in which shares of Hollywood common stock are tendered either by a registered holder of shares of Hollywood common stock who has not completed the box entitled “Special Issuance Instructions” on the letter of transmittal or for the account of an eligible institution.

If the certificates for shares of Hollywood common stock are registered in the name of a person other than the person who signs the letter of transmittal, or if certificates for unexchanged shares of Hollywood common stock are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed in the manner Blockbuster has described above.

THE METHOD OF DELIVERY OF HOLLYWOOD SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT YOUR OPTION AND RISK, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF DELIVERY IS BY MAIL, BLOCKBUSTER RECOMMENDS REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY.

TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING YOU MUST PROVIDE THE EXCHANGE AGENT WITH YOUR CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY WHETHER YOU ARE SUBJECT TO BACKUP WITHHOLDING OF FEDERAL INCOME TAX BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. SOME SHAREHOLDERS (INCLUDING, AMONG OTHERS, ALL CORPORATIONS AND SOME FOREIGN INDIVIDUALS) ARE NOT SUBJECT TO THESE BACKUP WITHHOLDING AND REPORTING REQUIREMENTS. IN ORDER FOR A FOREIGN INDIVIDUAL TO QUALIFY AS AN EXEMPT RECIPIENT, THE STOCKHOLDER MUST SUBMIT A FORM W-8BEN, SIGNED UNDER PENALTIES OF PERJURY, ATTESTING TO THAT INDIVIDUAL’S EXEMPT STATUS.

Guaranteed Delivery

If you wish to tender shares of Hollywood common stock pursuant to the offer and your certificates are not immediately available or you cannot deliver the certificates and all other required documents to the exchange agent prior to the expiration date or complete the procedure for book-entry transfer on a timely basis, your shares of Hollywood common stock may nevertheless be tendered, as long as all of the following conditions are satisfied:

•	you make your tender by or through an eligible institution;

•	a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Blockbuster, is received by the exchange agent as provided below on or prior to the expiration date; and

•	the certificates for all tendered shares of Hollywood common stock (or a confirmation of a book-entry transfer of such securities into the exchange agent’s account at DTC as described above), in proper form for transfer, together with a properly completed and duly executed letter of transmittal with any required signature guarantees (or, in the case of a book-entry transfer, an agent’s message) and all other documents required by the letter of transmittal are received by the exchange agent within three NYSE trading days after the date of execution of such notice of guaranteed delivery.

You may deliver the notice of guaranteed delivery by hand, facsimile transmission or mail to the exchange agent. The notice must include a guarantee by an eligible institution in the form set forth in the notice.

In all cases, Blockbuster will exchange shares of Hollywood common stock tendered and accepted for exchange pursuant to the offer only after timely receipt by the exchange agent of certificates for shares of Hollywood common stock (or timely confirmation of a book-entry transfer of such securities into the exchange agent’s account at DTC as described above), properly completed and duly executed letter(s) of transmittal (or an agent’s message in connection with a book-entry transfer) and any other required documents.

By executing a letter of transmittal as set forth above, you irrevocably appoint Blockbuster’s designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of Hollywood common stock tendered and accepted for exchange by Blockbuster and with respect to any and all other shares of Hollywood common stock and other securities issued or issuable in respect of the shares of Hollywood common stock on or after the expiration date. That appointment is effective, and voting rights will be affected, when and only to the extent that Blockbuster deposits with the exchange agent the shares of its class A common stock and the cash consideration for shares of Hollywood common stock that you have tendered. All such proxies shall be considered coupled with an interest in the tendered shares of Hollywood common stock and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked, and you may not give any subsequent proxies (and, if given, they will not be deemed effective). Blockbuster’s designees will, with respect to the shares of Hollywood common stock for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper at any annual, special or adjourned meeting of Hollywood’s shareholders or otherwise. Blockbuster reserves the right to require that, in order for shares of Hollywood common stock to be deemed validly tendered, immediately upon the exchange of such shares, Blockbuster must be able to exercise full voting rights with respect to such shares.

The tender of shares of Hollywood common stock pursuant to any of the procedures described above will constitute a binding agreement between Blockbuster and you upon the terms and subject to the conditions of the offer.

Matters Concerning Validity and Eligibility

Blockbuster will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of Hollywood common stock, in its sole discretion, and its determination shall be final and binding. Blockbuster reserves the absolute right to reject any and all tenders of shares of Hollywood common stock that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. Blockbuster also reserves the absolute right to waive any defect or irregularity in the tender of any shares of Hollywood common stock. No tender of shares of Hollywood common stock will be deemed to have been validly made until all defects and irregularities in tenders of shares of Hollywood common stock have been cured or waived. None of Blockbuster, the exchange agent, the information agent, any dealer manager nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any shares of Hollywood common stock or will incur any liability for failure to give any such notification. Blockbuster’s interpretation of the terms and conditions of the offer (including the letter of transmittal and instructions thereto) will be final and binding.

IF YOU HAVE ANY QUESTIONS ABOUT THE PROCEDURE FOR TENDERING SHARES OF HOLLYWOOD COMMON STOCK, PLEASE CONTACT THE INFORMATION AGENT OR THE DEALER MANAGERS AT THEIR RESPECTIVE ADDRESSES AND TELEPHONE NUMBERS SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.

Announcement of Results of the Offer

Blockbuster will announce the final results of the offer, including whether all of the conditions to the offer have been fulfilled or waived and whether Blockbuster will accept the tendered shares of common stock of Hollywood for exchange, no later than four NYSE trading days after expiration of the offer. The announcement will be made by a press release in accordance with applicable NYSE requirements.

Ownership of Blockbuster After the Offer

Assuming that:

•	the average of the daily volume-weighted average prices, rounded to four decimal points, of Blockbuster class A common stock on the NYSE, as reported by Bloomberg, for the 15 consecutive trading day period ending on the third trading day before the expiration date is $9.27 (which assumption is based on the closing sales price of Blockbuster class A common stock on January 28, 2005);

•	all outstanding options to purchase shares of Hollywood common stock, of which there were reported to be 7,325,698 as of January 9, 2005, are exercised prior to the expiration of the offer or the consummation of the second-step merger;

•	Blockbuster exchanges pursuant to the offer or the second-step merger all of the shares of Hollywood common stock, which number is assumed to be the sum of (i) 60,993,769, the total number of shares reported to be outstanding on January 9, 2005, and (ii) 7,325,698 shares assumed to have been issued pursuant to the exercise of Hollywood stock options; and

•	116,693,634 shares of Blockbuster class A common stock and 72,000,000 shares of Blockbuster class B common stock are outstanding;

former Hollywood shareholders would own in the aggregate 15.9% of the outstanding shares of Blockbuster class A common stock, representing approximately 7.8% of the aggregate voting power of all Blockbuster common stock and approximately 10.5% of the total outstanding shares of Blockbuster common stock.

Taxation

The following is a summary of certain U.S. federal income tax consequences of the offer and the second-step merger to holders of Hollywood common stock whose stock is exchanged for cash and Blockbuster class A common stock pursuant to the offer or the second-step merger. The summary is based on the Internal Revenue Code of 1986, as amended (referred to in this prospectus as the Code), applicable Treasury Regulations and administrative and judicial interpretations thereof, each as if in effect as of the date of this offer, all of which may change, possibly with retroactive effect. The summary is for general information only and does not purport to address all of the tax consequences that may be relevant to particular shareholders in light of their personal circumstances. The summary applies only to shareholders who hold their Hollywood common stock as capital assets and may not apply to shareholders subject to special rules under the Code, including, without limitation, persons who acquired their Hollywood common stock upon the exercise of stock options or otherwise as compensation, financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, partnerships or other entities treated as partnerships or flow-through entities for U.S. federal income tax purposes, tax-exempt organizations, persons who are subject to alternative minimum tax, persons who hold Hollywood common stock as a position in a “straddle” or as part of a “hedging” or “conversion” transaction or other integrated investment, or persons that have a functional currency other than the United States dollar. This summary does not discuss the U.S. federal tax consequences to any shareholder of Hollywood who, for U.S. federal income tax purposes, is a non-resident alien individual, foreign corporation, foreign partnership or foreign estate or trust, and does not address any state, local or foreign tax consequences of the offer or the second-step merger.

BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH SHAREHOLDER SHOULD CONSULT SUCH SHAREHOLDER’S TAX ADVISOR REGARDING THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH SHAREHOLDER AND THE PARTICULAR TAX EFFECTS TO SUCH SHAREHOLDER OF THE OFFER AND THE PROPOSED SECOND-STEP MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, AND FOREIGN TAX LAWS.

The receipt of cash and Blockbuster class A common stock in exchange for Hollywood common stock pursuant to the offer or the second-step merger will be a taxable transaction for U.S. federal income tax purposes. In general, a shareholder who exchanges Hollywood common stock pursuant to the offer or second-step merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the sum of the amount of cash plus the fair market value on the date of acceptance for exchange pursuant to the offer or the effective date of the second-step merger, as applicable, of the Blockbuster class A common stock received and the holder’s adjusted tax basis in the Hollywood common stock exchanged pursuant to the offer or second-step merger. Gain or loss will be determined separately for each block of Hollywood common stock (i.e., Hollywood common stock acquired at the same cost in a single transaction) exchanged pursuant to the offer or second-step merger. Any such gain or loss generally will be long-term capital gain or loss if the shareholder has held the Hollywood common stock for more than one year on the date of acceptance for exchange pursuant to the offer or the effective date of the merger, as applicable. Long-term capital gain of noncorporate shareholders is generally taxable at a maximum rate of 15%. Certain limitations apply to the use of capital losses.

A holder’s tax basis in the Blockbuster common stock received pursuant to the offer or second-step merger will equal its fair market value on the date of acceptance for exchange pursuant to the offer or the effective date of the second-step merger, as applicable. A holder’s holding period in the Blockbuster common stock received will begin the day following the date of acceptance for exchange pursuant to the offer or effective date of the second-step merger, as applicable.

The receipt of cash in exchange for Hollywood shares pursuant to the exercise of dissenters’ rights generally will be a taxable transaction for U.S. federal income tax purposes as described above.

Purpose of the Offer; Dissenters’ Rights

Purpose and Structure of the Offer

The purpose of the offer is to acquire control of, and ultimately the entire equity interest in, Hollywood. The offer, as the first step in the acquisition of Hollywood, is intended to facilitate the acquisition of Hollywood. The purpose of the second-step merger of a wholly-owned subsidiary of Blockbuster with and into Hollywood is for Blockbuster to acquire all outstanding shares of Hollywood common stock not tendered and purchased pursuant to the offer. If the offer is successful, Blockbuster intends to consummate the second-step merger as promptly as practicable.

If Blockbuster owns 90% or more of the outstanding shares of Hollywood common stock following consummation of the offer, Blockbuster intends to consummate the second-step merger as a “short-form” merger pursuant to Section 60.491 of the Oregon Business Corporation Act. In this case, neither the approval of any holder of shares of Hollywood common stock (other than Blockbuster) nor the approval of Hollywood’s board of directors would be required. Upon consummation of the second-step merger, Hollywood would become a wholly-owned subsidiary of Blockbuster.

If Blockbuster owns less than 90% of the outstanding shares of Hollywood common stock following the consummation of the offer, Blockbuster intends to cause Hollywood’s board of directors to submit the second-step merger to Hollywood’s shareholders for approval at a shareholders’ meeting convened for that purpose in accordance with the Oregon Business Corporation Act. If the minimum tender condition, the control share condition, the business combination condition and the impairment condition are satisfied, Blockbuster will, upon consummation of the offer, have sufficient voting power to ensure approval of the second-step merger at the shareholders’ meeting without the affirmative vote of any other shareholder.

Dissenters’ Rights

Dissenters’ rights are not available in the offer, but, as discussed in the next paragraph, may arise if Blockbuster requests a Hollywood shareholder vote in connection with the Oregon Control Share Act. Dissenters’ rights are also not available in the second-step merger if the shares of Hollywood common stock continue to be traded on the NASDAQ National Market System or become registered on a national securities exchange, referred to as the “listing exclusion.” The listing exclusion may not be available for one or more of the reasons described in “Effect of the Offer on the Market for Shares of Hollywood Common Stock; NASDAQ Listing; Registration Under the Exchange Act; Margin Regulations.” The availability of the listing exclusion will be determined, if the second-step merger requires shareholder approval, on the date fixed to determine the shareholders entitled to notice of and to vote on the second-step merger, or, if the second-step merger takes the form of a short-form merger, on the date Blockbuster mails a copy or summary of the plan of merger setting forth the terms of the short-form merger to the shareholders of Hollywood. If shareholder approval of the second-step merger is required and the listing exclusion is not available, holders of shares of Hollywood common stock who do not vote in favor of the second-step merger and who comply with applicable statutory procedures under the Oregon Business Corporation Act will be entitled to receive a judicial determination and payment in cash of the “fair value” of their shares of Hollywood common stock. If Blockbuster obtains sufficient shares of Hollywood common stock to consummate a short-form merger without shareholder approval and the listing exclusion is not available, holders of shares of Hollywood common stock otherwise entitled to the merger consideration who comply with applicable statutory procedures under the Oregon Business Corporation Act will be entitled to receive a judicial determination and payment in cash of the “fair value” of their shares of Hollywood common stock. “Fair value” in either instance will be the value of a dissenter’s shares of Hollywood common stock immediately before the merger (excluding any appreciation or depreciation in anticipation of the merger, unless such exclusion would be inequitable). The value of shares of Hollywood common stock determined in a dissent proceeding could be the same as, or more or less than, the value of the consideration per share offered pursuant to the offer or proposed to be paid in the second-step merger.

In addition to possible dissenters’ rights in connection with the second-step merger, you may have dissenters’ rights in connection with the Oregon Control Share Act. The Oregon Control Share Act provides that a person who acquires specified amounts of an issuing public corporation’s voting stock may not exercise voting rights as to the acquired shares unless certain conditions are satisfied. See “The Offer—Certain Legal Matters; Regulatory Approvals.” Under appropriate circumstances, Blockbuster may decide to ask Hollywood’s shareholders to approve the restoration of Blockbuster’s right to vote shares of Hollywood common stock that are acquired by Blockbuster in the offer. In that event, dissenters’ rights may be available to each Hollywood shareholder who does not vote in favor of such restoration, provided that (i) Blockbuster acquires the right to direct the voting, other than through the holding of immediately revocable proxies, of voting shares with a majority or more of the total voting power of all voting shares of Hollywood and (ii) the shareholder exercising dissenters’ rights continues to hold shares of Hollywood’s common stock following such acquisition. The listing exclusion does not apply to dissenters’ rights under the Oregon Control Share Act. See “The Offer—Certain Legal Matters; Regulatory Approvals.”

THE FOREGOING SUMMARY OF THE RIGHTS, IF ANY, OF DISSENTING SHAREHOLDERS DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTIONS 60.551-60.594 OF THE OREGON BUSINESS CORPORATION ACT. FAILURE TO FOLLOW THE STEPS THAT SECTIONS 60.551-60.594 REQUIRE FOR PERFECTING DISSENTERS’ RIGHTS, IF ANY, MAY RESULT IN THE LOSS OF THOSE RIGHTS.

Plans for Hollywood

In connection with the offer, Blockbuster has reviewed and will continue to review various possible business strategies that it might consider in the event that it acquires control of Hollywood, whether pursuant to the offer, the second-step merger or otherwise. Following a review of additional information regarding Hollywood, these changes could include, among other things, changes in Hollywood’s business, operations, personnel, employee benefit plans, corporate structure, capitalization and management.

Delisting and Termination of Registration

In addition, once the offer is consummated, if Hollywood qualifies for termination of registration under the Exchange Act, Blockbuster intends to cause Hollywood to file applications to withdraw the Hollywood common stock from listing on the NASDAQ and to terminate the registration of Hollywood common stock under the Exchange Act. Hollywood common stock could also be delisted from the NASDAQ independently of the offer or as a result of the offer without action by Blockbuster. See “The Offer—Effect of the Offer on the Market for Shares of Hollywood Common Stock; NASDAQ Listing; Registration Under the Exchange Act; Margin Regulations.”

Control of Hollywood Board

The offer is conditioned upon, among other things, the members of the board of directors of Hollywood having resigned from their respective directorships and, prior to such resignation, having appointed Blockbuster’s designees as their replacements. Blockbuster intends for these designees to be individuals who, subject to their fiduciary duties, are committed to approving the second-step merger and to effecting the other plans for Hollywood described in this prospectus.

Debt Tender Offer

Provided the offer has not been terminated or otherwise withdrawn, Blockbuster or its designee will commence a tender offer for the Hollywood notes as soon as reasonably practicable after the filing of the offer. Blockbuster or its designee will pay to holders who tender their Hollywood notes consideration reasonably calculated by Blockbuster, after consultation with the dealer managers and Blockbuster’s financial advisors, necessary to obtain the tender of a majority of the aggregate principal amount of the outstanding Hollywood notes and related consents.

In conjunction with the tender offer for the Hollywood notes, Blockbuster or its designee will solicit consents to amend certain provisions of the Indenture, dated as of January 25, 2002, between Hollywood, Hollywood Management Company, and BNY Western Trust Company, as trustee, as amended by the First Supplemental Indenture, dated December 18, 2002 (referred to in this prospectus as the “Hollywood indenture”), for the purpose of eliminating or modifying substantially all of the restrictive covenants and certain other provisions of the Hollywood indenture.

The proposed amendments to the Hollywood indenture would:

(a) eliminate certain restrictive covenants, including, but not limited to, limitations on the incurrence of additional indebtedness (including guarantees), restricted payments, asset sales, dividend and other payment restrictions affecting restricted subsidiaries, preferred stock of restricted subsidiaries, transactions with affiliates, guarantees by restricted subsidiaries, restrictions on additional subsidiary guarantees and conduct of business, and eliminate the prohibition on incurrence of senior subordinated debt and the provision of reports to holders;

(b) eliminate certain restrictions on the ability of Hollywood to consolidate with, or merge with or into, any other person, or to convey, transfer, sell or lease all or substantially all of its assets to any person, including the requirements relating to the absence of any defaults, the ability of Hollywood to incur debt and the delivery of an officers’ certificate and opinion of counsel; and

(c) eliminate events of default that would arise from a breach of the covenants referred to in clause (a) above, and eliminate cross defaults, cross acceleration defaults and judgment defaults.

Blockbuster’s or its designee’s obligation to accept for purchase, and to pay for, Hollywood notes validly tendered pursuant to the Hollywood notes tender offer is conditioned upon:

•	there being validly tendered and not validly withdrawn at least a majority of the aggregate principal amount of the outstanding Hollywood notes and related consents;

•	execution by the trustee, Hollywood and Hollywood Management Company of the supplemental indenture implementing the amendments to the Hollywood indenture;

•	consummation of the offer for shares of Hollywood common stock contemplated by this prospectus; and

•	the absence of any threatened or pending action or proceeding before any court or governmental authority that has a reasonable probability of success which would prevent the purchase of the Hollywood notes pursuant to the Hollywood notes tender offer or the consummation of any of the transactions contemplated thereby or any lawsuit, legal proceeding or claim pending that would reasonably be expected to succeed, and, if successful, would prevent the performance of the Hollywood notes tender offer or the consummation of any of the transactions contemplated thereby, or declare unlawful the transactions contemplated thereby or cause such transactions to be rescinded.

Repayment of Hollywood Credit Agreement

Upon consummation of the offer, Blockbuster intends to cause Hollywood to repay all amounts outstanding under Hollywood’s existing credit agreement and cause the termination of all liens and security interests granted under the existing credit agreement.

Guarantee of Blockbuster Indebtedness

Following the consummation of the offer, Hollywood and its subsidiaries will be required to guarantee Blockbuster’s obligations under Blockbuster’s existing and proposed credit facilities, Blockbuster’s existing notes and the proposed Blockbuster notes and/or the proposed bridge facility, if applicable. See “The Offer—Source and Amount of Funds.”

Effect of the Offer on the Market for Shares of Hollywood Common Stock; NASDAQ Listing; Registration Under the Exchange Act; Margin Regulations

Effect of the Offer on the Market for the Shares of Hollywood Common Stock

According to Hollywood’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, there were 177 holders of record of Hollywood common stock as of March 9, 2004. The tender of shares of Hollywood common stock pursuant to the offer will reduce the number of holders of Hollywood common stock and the number of shares of Hollywood common stock that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares of Hollywood common stock held by the public. The extent of the public market for Hollywood common stock and the availability of quotations reported in the over-the-counter market depends upon the number of shareholders holding Hollywood common stock, the aggregate market value of the shares remaining at such time, the interest of maintaining a market in the shares on the part of any securities firms and other factors.

NASDAQ Listing

According to publicly available information, the shares of Hollywood common stock are quoted on the NASDAQ National Market System. However, on January 3, 2005, Hollywood received a letter from the NASDAQ indicating that its shares were subject to delisting from the NASDAQ at the opening of business on January 12, 2005 because Hollywood failed to comply with NASDAQ rules requiring Hollywood to hold an annual shareholders meeting. Hollywood has requested a hearing before a NASDAQ Listing Qualifications Panel to review the staff determination to delist the shares of Hollywood common stock. A hearing request stays the delisting of the shares of Hollywood common stock pending the panel’s decision.

In addition, depending upon the number of shares of Hollywood common stock purchased pursuant to the offer and the aggregate market value of any shares of Hollywood common stock not purchased pursuant to the offer, Hollywood common stock may no longer meet the standards for continued listing on the NASDAQ and may be delisted from the NASDAQ. The published guidelines of the NASDAQ National Market System indicate that it would consider delisting the shares of Hollywood common stock if, among other things, the number of round lot holders of Hollywood common stock falls below 400, the number of publicly held shares of Hollywood common stock falls below 750,000 or the market value of publicly held shares of Hollywood common stock falls below $5,000,000. If Hollywood common stock is delisted from the NASDAQ, the market for Hollywood common stock could be adversely affected as described above. If Hollywood common stock is not delisted prior to the second-step merger, then Hollywood common stock will cease to be listed on the NASDAQ upon consummation of the second-step merger.

Registration Under Exchange Act

Based upon Hollywood’s public filings with the SEC, Blockbuster believes that Hollywood common stock is currently registered under the Exchange Act. This registration may be terminated upon application by Hollywood to the SEC if Hollywood common stock is not listed on a “national securities exchange” and there are fewer than 300 record holders. Termination of registration would substantially reduce the information required to be furnished by Hollywood to holders of Hollywood common stock and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders’ meetings and the requirements of Exchange Act Rule 13e-3 with respect to “going private” transactions, no longer applicable to Hollywood common stock. In addition, “affiliates” of Hollywood and persons holding “restricted securities” of Hollywood may be deprived of the ability to dispose of these securities pursuant to Rule 144 under the Securities Act. If registration of Hollywood common stock is not terminated prior to the second-step merger, then the registration of Hollywood common stock under the Exchange Act will be terminated upon consummation of the second-step merger.

Margin Regulations

Hollywood common stock is currently a “margin security” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the shares of Hollywood common stock. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the offer, Hollywood common stock might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event such shares of Hollywood common stock could no longer be used as collateral for loans made by brokers.

Conditions of the Offer

Notwithstanding any other provision of the offer, Blockbuster shall not be required to accept for exchange or exchange any shares of Hollywood common stock, may postpone the acceptance for exchange of, or exchange of, tendered shares of Hollywood common stock, and may, in its sole discretion, terminate or amend the offer as to any shares of Hollywood common stock not then exchanged (i) if at the expiration date, any of the registration statement condition, the minimum tender condition, the Hollywood notes condition, the control share condition, the business combination condition, the antitrust condition, the financing condition, the Movie Gallery termination condition, the Movie Gallery agreement condition, the impairment condition, the board condition, and the NYSE condition has not been satisfied or, in the case of the minimum tender condition, the Hollywood notes condition, the control share condition, the business combination condition, the board condition, the financing condition, the Movie Gallery termination condition, the Movie Gallery agreement condition and the NYSE condition, waived, or (ii) if at or, in the case of clauses (a) or (b) below, after the expiration date, any of the following conditions are not satisfied or, in the case of clause (c), waived:

(a) There shall not have been any law which, directly or indirectly:

(i) prohibits, or imposes any limitations on, Blockbuster’s ownership or operation (or that of any of its respective subsidiaries or affiliates) of any portion of its businesses or assets or any material portion of Hollywood’s businesses or assets, or compels Blockbuster (or its respective subsidiaries or affiliates) to dispose of or hold separate any portion of its assets or any material portion of Hollywood’s business or assets;

(ii) prohibits, restrains or makes or seeks to make illegal the acceptance for exchange, payment for or purchase of shares of Hollywood common stock pursuant to the offer or the consummation of the second-step merger or that would impose material damages in connection therewith;

(iii) imposes material limitations on the ability of Blockbuster (or any of its respective subsidiaries or affiliates) effectively to acquire or to hold or to exercise full rights of ownership of the shares of Hollywood common stock purchased pursuant to the offer including, without limitation, the right to vote the shares of Hollywood common stock on all matters properly presented to Hollywood’s shareholders;

(iv) imposes limitations on the ability of Blockbuster (or any of its respective subsidiaries or affiliates) effectively to control in any material respect any material portion of the business, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), licenses or franchises or results of operations of Hollywood and its subsidiaries taken as a whole;

(v) seeks to require divestiture by Blockbuster or any affiliate of Blockbuster of any shares of Hollywood common stock; or

(vi) imposes or seeks to impose any material condition to the offer in addition to the conditions set forth elsewhere in the offer.

As used in this prospectus, “law” means any supranational, federal, state, local or foreign law, rule, regulation, judgment, code, ruling, statute, order, decree, injunction, ordinance or other legal requirement (including any arbitral decision or award);

(b) There shall not be threatened or pending any action or proceeding by any governmental authority before any court or governmental authority that has a reasonable probability of success seeking any of the results described in clauses (i) through (vi) of paragraph (a) above;

(c) There shall not be threatened or pending any action or proceeding by any other person or entity other than a governmental authority before any court or governmental authority that has a reasonable probability of success seeking any of the results described in clauses (i) through (vi) of paragraph (a) above; and

(d) Blockbuster shall not have reached an agreement or understanding with Hollywood providing for termination of the offer or postponing the payment for the shares of Hollywood common stock thereunder, and neither Blockbuster nor any affiliate of Blockbuster shall have entered into a definitive agreement or announced an agreement in principle with Hollywood providing for a merger or other business combination with Hollywood or the purchase of stock or assets of Hollywood.

The satisfaction or existence of any of the conditions to the offer will be determined by Blockbuster in its sole discretion. These conditions are for the sole benefit of Blockbuster and may be asserted by Blockbuster regardless of the circumstances giving rise to any of these conditions or may be waived (to the extent legally permissible) by Blockbuster in whole or in part at any time and from time to time in its sole discretion. The failure by Blockbuster at any time to exercise any of these rights shall not be deemed a waiver of any of these rights; the waiver of any of these rights with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by Blockbuster concerning the events described in this section “The Offer—Conditions of the Offer” will be final and binding on all parties.

Dividends and Distributions

If on or after the date of this prospectus, Hollywood:

(a) splits, combines or otherwise changes its shares of common stock or its capitalization,

(b) acquires shares of its common stock or otherwise causes a reduction in the number of outstanding shares,

(c) issues or sells any additional shares of its common stock (other than shares issued pursuant to and in accordance with the terms in effect on the date of this prospectus of employee stock options outstanding prior to such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, or

(d) discloses that it has taken such action,

then, without prejudice to Blockbuster’s rights under “The Offer—Extension, Termination and Amendment” and “The Offer—Conditions of the Offer,” Blockbuster may, in its sole discretion, make such adjustments in the purchase price and other terms of the offer and the proposed merger as it deems appropriate including, without limitation, the number or type of securities to be purchased.

Certain Legal Matters; Regulatory Approvals

General

Blockbuster is not aware of any governmental license or regulatory permit that appears to be material to Hollywood’s business that might be adversely affected by Blockbuster’s acquisition of shares of Hollywood’s common stock pursuant to the offer or, except as described below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for Blockbuster’s acquisition or ownership of shares of Hollywood common stock pursuant to the offer. Should any of these approvals or other actions be required, Blockbuster currently contemplates that these approvals or other actions will be sought. There can be no assurance that any of these approvals or other actions, if needed, will be obtained (with or without substantial conditions) or that if these approvals were not obtained or these other actions were not taken adverse consequences might not result to Hollywood’s business or certain parts of Hollywood’s or Blockbuster’s, or any of their respective subsidiaries’, businesses might not have to be disposed of or held separate, any of which could cause Blockbuster to elect to terminate the offer without the purchase of shares of Hollywood common stock under the offer. Blockbuster’s obligation under the offer to accept for exchange and pay for shares of Hollywood common stock is subject to certain conditions. See “The Offer—Conditions of the Offer.”

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, referred to in this prospectus as the “HSR Act,” and the rules that have been promulgated thereunder by the Federal Trade

Commission, or “FTC,” certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The purchase of shares of Hollywood common stock pursuant to the offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, Blockbuster filed a Notification and Report Form with respect to the offer and the merger with the Antitrust Division and the FTC on December 28, 2004. As a result, the waiting period applicable to the purchase of shares of Hollywood common stock pursuant to the offer was scheduled to expire at 11:59 p.m., New York City time, on January 12, 2005. However, prior to such time, the FTC extended the waiting period by requesting additional information and documentary material relevant to the offer from Blockbuster. As a result of this request, the waiting period will be extended until 11:59 p.m., New York City time, on the thirtieth day after Blockbuster has made a proper response to that request as specified by the HSR Act and the implementing rules. Thereafter, the waiting period can be extended only by court order or as agreed to by Blockbuster. A request has been made pursuant to the HSR Act for early termination of the waiting period applicable to the offer. There can be no assurance, however, that the HSR Act waiting period will be terminated early.

Shares of Hollywood common stock will not be accepted for exchange or paid for pursuant to the offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See “Conditions of the Offer.” Subject to certain circumstances described in “Extension of Tender Period; Termination; Amendment,” any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See “Withdrawal Rights.”

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Blockbuster’s acquisition of shares pursuant to the offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares pursuant to the Offer or seeking divestiture of the shares so acquired or divestiture of Blockbuster’s or Hollywood’s material assets. Private parties (including individual states) may also bring legal actions under the antitrust laws. Based on an examination of the publicly available information relating to the businesses in which Hollywood is engaged, Blockbuster does not believe that the consummation of the offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “Conditions of the Offer” for certain conditions to the offer, including conditions with respect to litigation and certain governmental actions.

Oregon Control Share Act

Under the Oregon Control Share Act, with certain exceptions, an “acquiring person” or “acquiring group” who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights as to any “control shares” unless such voting rights are restored by the shareholders of the issuing public corporation as described below. For purposes of the statute:

“control share acquisition” means the acquisition, directly or indirectly, by any acquiring person (including a member of an acquiring group), of ownership of, or the power to direct the voting of shares of voting stock of, an issuing public corporation sufficient to enable the acquiring person or group to exercise more than one-fifth, one-third or one-half of the total voting power of the issuing public corporation in the election of directors;

“control shares” means those outstanding voting shares of an issuing public corporation that are acquired in a control share acquisition;

“issuing public corporation” means a corporation that (1) is organized in Oregon, (2) has 100 or more record or beneficial shareholders, (3) has its principal place of business, its principal office or substantial assets in Oregon and (4) has either (a) more than 10% of its record shareholders resident in Oregon, or (b) more than

10% of its shares owned beneficially or of record by Oregon residents or (c) more than 10,000 of its record or beneficial shareholders resident in Oregon; and

“interested shares” means voting shares of an issuing public corporation that any of the following persons have sole or shared power to vote, or direct the voting of: (1) the acquiring person or a member of the acquiring group whose voting rights are under consideration, (2) any officer of the issuing public corporation or (3) any employee of the issuing public corporation who is also a director of the corporation.

The acquiring person may request, by delivering an “acquiring person statement” to the corporation, that the directors call a special meeting of shareholders for the purpose of considering the voting rights to be accorded the control shares, and the control shares have voting rights only to the extent restored by a resolution approved by the shareholders. The resolution must be approved by a majority of the outstanding voting shares of the corporation and a majority of the outstanding shares that are not interested shares.

If full voting rights are restored to the control shares and the acquiring person acquires control shares with a majority or more of all the voting power, any shareholder, other than the acquiring person, who does not vote in favor of restoring voting rights for the control shares is entitled to demand and receive payment for the fair value (which shall not be less than the highest price paid by the acquiring person or acquiring group in the control share acquisition, including any shares acquired by the acquiring person or group within 90 days of the control share acquisition) of such shareholder’s shares in accordance with the dissenters’ rights provisions of the Oregon Business Corporation Act. The listing exclusion does not apply to the provisions of the Oregon Control Share Act. See “The Offer—Purpose of the Offer; Dissenters’ Rights.”

The Oregon Control Share Act does not apply if the articles of incorporation or bylaws of a corporation expressly provide that said provisions do not apply. Hollywood’s articles of incorporation and bylaws currently do not exclude it from application of the restrictions imposed by such provisions. The control share condition would be satisfied if Hollywood’s bylaws were amended such that the provisions of the Oregon Control Share Act do not apply to Hollywood, or if Blockbuster, in its sole discretion, were satisfied that the Oregon Control Share Act was invalid or its restrictions were otherwise inapplicable to Blockbuster in connection with the offer and the second-step merger for any reason, including, without limitation, those specified in the Oregon Control Share Act. The approval of shareholders of Hollywood is not required in order for Hollywood’s board of directors to amend Hollywood’s bylaws such that the provisions of the Oregon Control Share Act become inapplicable to the shares of Hollywood common stock.

Blockbuster may decide to deliver to Hollywood, pursuant to the provisions of the Oregon Control Share Act, an acquiring person statement relating to the offer and the second-step merger, together with a demand that a special meeting of Hollywood’s shareholders be called at which shareholders would be asked to approve full voting rights for all shares of Hollywood common stock currently owned by Blockbuster or to be acquired pursuant to the offer or otherwise acquired by Blockbuster that may be deemed to constitute control shares. Pursuant to the Oregon Control Share Act and the terms of a demand for the special meeting, if any, delivered by Blockbuster, the special meeting must be called within 10 days, and must be held no sooner than 30 days and no later than 50 days, after the receipt by Hollywood of the demand that the special meeting be held.

In the event the special meeting is called, Blockbuster intends to solicit proxies from the shareholders of Hollywood with respect to the special meeting, unless Blockbuster is satisfied, in its sole discretion, that the Oregon Control Share Act is not applicable to it and the transactions contemplated in the offer and determines not to proceed with the procedures set forth in the Oregon Control Share Act with respect to the special meeting. The grant of a proxy with respect to the special meeting is not a condition to the tender of shares of Hollywood common stock into the offer.

THE TENDER OF SHARES INTO THE OFFER DOES NOT CONSTITUTE THE GRANT OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO ANY SPECIAL MEETING OF HOLLYWOOD’S SHAREHOLDERS.

Blockbuster believes that, if the control share condition is satisfied, the Oregon Control Share Act will not be an impediment to consummating the second-step merger.

THIS SUMMARY OF THE OREGON CONTROL SHARE ACT DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTIONS 60.801-60.816 OF THE OREGON BUSINESS CORPORATION ACT.

Oregon Business Combination Statute

The Oregon Business Combination Statute (Sections 60.825-60.845 of the Oregon Business Corporation Act) limits, for a period of three years, specified business combinations with holders of at least 15% of the shares of Hollywood common stock. Blockbuster believes that, following consummation of the offer, Blockbuster will be subject to the restrictions of the Oregon Business Combination Statute, unless one of the exceptions applies.

The Oregon Business Combination Statute generally establishes a three-year period beginning on the date a person becomes an “interested shareholder” of a corporation that is incorporated in Oregon during which certain business transactions involving the interested shareholder are prohibited unless:

(a) prior to the acquisition of the interest that caused the person to become an interested shareholder, the board of directors of the corporation approves the acquisition of the interest or the proposed business combination;

(b) upon consummation of the acquisition that caused the person to become an interested shareholder, the interested shareholder owned at least 85% of the outstanding voting stock of the corporation other than shares owned by directors who are also officers or by employee share plans that do not allow individual employees to decide confidentially whether to tender their shares into tender or exchange offers; or

(c) at the time of or after the acquisition that caused the person to become an interested shareholder, the combination is approved by the board of directors and by holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested shareholder at an annual or special meeting and not by written consent.

For purposes of the Oregon Business Combination Statute:

The term “business combination” means:

(a) any merger or plan of exchange of the corporation or any direct or indirect majority-owned subsidiary of the corporation with (i) the interested shareholder or (ii) any other corporation if the merger or plan of exchange is caused by the interested shareholder and, as a result of the merger or plan of exchange, the Oregon Business Combination Statute is not applicable to the surviving corporation;

(b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, except proportionately as a shareholder of the corporation, to or with the interested shareholder, whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation where the assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation;

(c) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any shares of the corporation or of any such subsidiary to the interested shareholder;

(d) any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation that has the effect, directly or indirectly, of increasing the proportionate share of any class or series of shares, or securities convertible into the shares of any class or series, of the corporation or of any such subsidiary that is owned by the interested shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the interested shareholder; or

(e) any receipt by the interested shareholder of the benefit, directly or indirectly, except proportionately as a shareholder of such corporation, of any loans, advances, guarantees, pledges or other financial benefits, other than those expressly permitted in paragraphs (a) to (d), provided by or through the corporation or any direct or indirect majority-owned subsidiary.

The term “interested shareholder,” subject to limited exceptions, means:

(a) any person, other than the corporation and any direct or indirect majority-owned subsidiary of the corporation, that (1) is the owner of shares representing 15% or more of the outstanding voting stock of the corporation or (2) is an affiliate or associate of the corporation and was the owner of shares representing 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether the person is an interested shareholder; and

(b) the affiliates and associates of a person described in paragraph (a).

An Oregon corporation may elect not to be covered by the Oregon Business Combination Statute in its original articles of incorporation or through a charter or bylaw amendment approved by holders of a majority of the corporation’s outstanding shares. Such shareholder action does not become effective for 12 months following its adoption and would not serve to exclude interested shareholders at the time of the vote from the prohibitions in the statute. Blockbuster believes that Hollywood’s articles of incorporation and bylaws do not exclude it from the coverage of the statute. The Oregon Business Combination Statute will not restrict Blockbuster’s ability to consummate the merger if (a) Blockbuster acquires in the offer at least 85% of the shares of Hollywood common stock other than shares of Hollywood common stock owned by directors of Hollywood who are also officers of Hollywood or by employee share plans that do not allow individual employees to decide confidentially whether to tender their shares into tender or exchange offers or (b) Hollywood’s board of directors approves the second-step merger or the offer prior to consummation of the offer.

Blockbuster believes that, if the business combination condition is satisfied, the Oregon Business Combination Statute will not be an impediment to consummating the merger.

THIS SUMMARY OF THE OREGON BUSINESS COMBINATION STATUTE DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTIONS 60.825-60.845 OF THE OREGON BUSINESS CORPORATION ACT.

Other State Takeover Statutes

In addition to Oregon, a number of other states have adopted laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law, and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

Hollywood conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Except as described in this prospectus, Blockbuster has not attempted to comply with any state takeover statutes in connection with the offer or the merger. Should any person seek to apply any state takeover law, Blockbuster will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the offer or the second-step merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the offer or the merger, Blockbuster might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Blockbuster might be unable to accept for exchange any shares of Hollywood common stock tendered pursuant to the offer or be delayed in continuing or consummating the offer or the second-step merger. In this case, Blockbuster may not be obligated to accept for exchange any shares of Hollywood common stock tendered.

“Going Private” Transactions

Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the second-step merger. Blockbuster does not believe that Rule 13e-3 will be applicable to the second-step merger unless the merger is consummated more than one year after the termination of the offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Hollywood and certain information relating to the fairness of the second-step merger and the consideration offered to minority shareholders be filed with the SEC and distributed to minority shareholders before the consummation of the second-step merger.

Relationships With Hollywood

As of the date of the offer, Blockbuster beneficially owns 1,000 shares of Hollywood common stock, representing less than 1% of the outstanding shares of Hollywood common stock. On December 27, 2004, a wholly-owned subsidiary of Blockbuster purchased 1,000 shares of Hollywood common stock at $13.24 per share through ordinary brokerage transactions on the open market (all of which shares are owned beneficially and of record by such subsidiary of Blockbuster). With the exception of the foregoing, Blockbuster has not effected any transaction in securities of Hollywood in the past 60 days. Except as set forth in the offer, to Blockbuster’s knowledge, after reasonable inquiry, none of the persons listed on Schedule I hereto, nor any of their respective associates or majority-owned subsidiaries, beneficially owns or has the right to acquire any securities of Hollywood or has effected any transaction in securities of Hollywood during the past 60 days.

Source and Amount of Funds

Blockbuster estimates that the total amount of cash required to complete the transactions contemplated by the offer and the second-step merger, including:

•	payment of the cash portion of the purchase price required to acquire all of the outstanding shares of Hollywood common stock pursuant to the offer and the second-step merger (other than shares issued upon any exercise of Hollywood stock options prior to the closing of the offer and the second-step merger);

•	acquisition of all of the Hollywood notes pursuant to Blockbuster’s separate offer for all of the outstanding Hollywood notes;

•	repayment of Hollywood’s and its subsidiaries’ obligations under the Credit Agreement, dated January 16, 2003, among Hollywood, UBS Warburg LLC, UBS AG, Stamford Branch, and Bank of America, N.A., as amended on August 13, 2003; and

•	payment of any fees, expenses and other related amounts incurred in connection with the items above, including the termination fee and expense reimbursement described in the Movie Gallery termination condition;

will be approximately $1,131,400,000. The total value of the consideration required to complete the transactions contemplated by the offer and the second-step merger (including shares that may be issued upon any exercise of

Hollywood stock options prior to the closing of the offer and the second-step merger) is estimated to be approximately $1.3 billion.

Commitments

Blockbuster has obtained commitments from JPMorgan Chase Bank, N.A., Credit Suisse First Boston, Cayman Islands branch, and Citicorp North America, Inc. for the borrowing of up to $1,000,000,000.

A combination of (i) Blockbuster’s cash on hand, (ii) borrowings under Blockbuster’s existing revolving credit facility and the proposed credit facility, (iii) proceeds from the issuance of the proposed Blockbuster notes and/or borrowings under the proposed bridge facility and (iv) Hollywood’s expected cash balance should provide sufficient funds to complete the transactions contemplated by the offer and the second-step merger and to pay fees, expenses and other related amounts. A copy of the commitments are attached as an exhibit to the registration statement of which this prospectus is a part, and are incorporated herein by reference.

The proposed borrowings contemplated by the commitments will consist of the following:

•	up to $500,000,000 in the form of a senior secured term loan, referred to as the “proposed credit facility,” pursuant to an amendment of the Credit Agreement, dated August 20, 2004, among Blockbuster and the lenders party thereto;

•	up to $500,000,000 in aggregate principal amount of senior subordinated notes, referred to as the “proposed Blockbuster notes”; and

•	if and to the extent Blockbuster does not issue $500,000,000 in aggregate principal amount of the proposed Blockbuster notes on or prior to the consummation of the offer, up to $500,000,000 less the gross cash proceeds from any issuance of the proposed Blockbuster notes, referred to as the “proposed bridge facility.”

Credit Facilities

Upon the amendment of Blockbuster’s existing credit facilities as contemplated by the commitments, Blockbuster’s credit facilities will consist of the following:

•	the existing Tranche A term loan facility in an aggregate principal amount of $100,000,000, referred to as the “existing tranche A term loan facility”;

•	the existing Tranche B term loan facility in aggregate principal amount of $550,000,000, referred to as the “existing tranche B term loan facility”;

•	the existing revolving credit facility in aggregate principal amount of $500,000,000, referred to as the “existing revolving credit facility”; and

•	a new Tranche C term loan in aggregate principal amount of $500,000,000, referred to as the “proposed tranche C term loan facility” or the “proposed credit facility.” The existing tranche A term loan facility, the existing tranche B term loan facility and the proposed tranche C term loan facility are together referred to as the “term loan facilities.”

The proposed tranche C term loan facility, together with Blockbuster’s cash on hand, borrowings under the existing revolving credit facility, proceeds from any issuance of the proposed Blockbuster notes and/or borrowings under the proposed bridge facility and Hollywood’s expected cash balance will be used by Blockbuster for the consummation of the transactions contemplated by the offer and the second-step merger and the payment of fees, expenses and other related amounts. In addition, the commitments contemplate that if Blockbuster is successful in negotiating a consensual transaction with Hollywood, the proceeds of the borrowings under the commitments will be available for a merger involving Blockbuster and Hollywood.

Interest. The term loan facilities and the existing revolving credit facility are expected to bear interest at rates based on the following spreads above LIBOR or above the Alternative Base Rate (as defined in Blockbuster’s existing credit facilities):

Loan	LIBOR Spread	Alternative Base Rate Spread
Existing Tranche A Term Loan Facility*	2.50%-1.25%	1.50%-0.25%
Existing Tranche B Term Loan Facility	3.00%	2.00%
Proposed Tranche C Term Loan Facility	3.00%	2.00%
Existing Revolving Credit Facility*	2.50%-1.25%	1.50%-0.25%

*	Spread varies depending on the ratio of Blockbuster’s indebtedness to earnings before interest, depreciation and amortization, calculated in accordance with Blockbuster’s existing credit facilities.

Notwithstanding the foregoing, the interest rate spreads set forth above are subject to change based upon the market conditions in effect during the syndication of the proposed facilities. In the case of facilities bearing interest based upon the adjusted LIBOR, interest payments will be due on the last day of each relevant interest period and, in the case of any interest period longer than three months, at intervals of three months. In the case of facilities bearing interest based upon the adjusted Alternative Base Rate, interest payments will be due quarterly in arrears.

Prepayments and Repayments. The principal amount of the existing tranche A term loan facility and existing tranche B term loan facility amortize on a quarterly basis and mature on August 20, 2009 and August 20, 2011, respectively. The proposed tranche C term loan facility will amortize on the same basis as the existing tranche B term loan facility and will mature on August 20, 2011. Any unpaid principal amount under the existing revolving credit facility must be repaid no later than August 20, 2009. Blockbuster will be permitted to repay amounts borrowed under these credit facilities in integral multiples of $1,000,000 and in an amount not less than $5,000,000, subject to certain limitations.

Security and Guarantees. Like Blockbuster’s existing credit facilities, the term loan facilities will be secured by pledges of stock of each existing and subsequently acquired or duly organized domestic subsidiary and certain significant foreign subsidiaries, provided that, (i) in the case of foreign subsidiaries, the pledge will be limited to 65% of the foreign subsidiary’s voting stock, and (ii) in the case of Hollywood and its subsidiaries, the pledge will be limited as may be necessary to comply with any applicable margin regulations. In addition, each domestic subsidiary of Blockbuster, including, upon consummation of the offer, Hollywood and its subsidiaries, will be required to guarantee Blockbuster’s obligations under the term loan facilities.

Covenants; Default. The term loan facilities will contain customary affirmative and negative covenants and events of default similar to those already contained in the existing credit facilities.

Mandatory Prepayments. The mandatory prepayment provisions for the proposed credit facility will be substantially the same as those set forth in the existing credit facility, except that loans under the proposed credit facilities will also be prepaid with 100% of the net cash proceeds received from the issuance of indebtedness and the sale, transfer, assignment or other disposition of common stock of Hollywood will be excluded from mandatory prepayments to the extent necessary to comply with margin regulations.

Proposed Blockbuster Notes

Blockbuster intends to issue the proposed Blockbuster notes. Whether or not Blockbuster will be successful in completing the offering will depend on a number of factors, including, among other things, interest rate levels, the state of the financial markets generally and Blockbuster’s and Hollywood’s financial performance.

Bridge Facility

If Blockbuster is unsuccessful in completing an offering of the proposed Blockbuster notes in an aggregate principal amount of $500,000,000 prior to or upon consummation of the offer, the commitments contemplate borrowings by Blockbuster on a senior subordinated basis under the proposed bridge facility of up to $500,000,000 less the gross cash proceeds from any issuance of the proposed Blockbuster notes. The proposed bridge facility will be used by Blockbuster for the completion of the transactions contemplated by the offer. In addition, the commitments contemplate that if Blockbuster is successful in negotiating a consensual transaction with Hollywood, the proceeds of the borrowings under the proposed bridge facility will be available for a merger involving Blockbuster and Hollywood.

Interest. Interest under the proposed bridge facility for the first three-month period commencing on consummation of the offer shall be payable at the higher of (i) the LIBOR for U.S. dollars (for a three-month interest period) plus 650 basis points and (ii) the Treasury Rate (determined under the terms of the proposed bridge facility commitment) plus 507 basis points. Thereafter, interest will be payable with respect to each subsequent three-month period at the interest rate applicable during the prior three-month period plus 50 basis points. The amount of interest payable under the proposed bridge facility, senior subordinated term loans (as described below) and senior subordinated exchange notes (as described below) will be subject to an overall cap determined under the terms of the proposed bridge facility commitment. In addition, interest in excess of a separate rate determined under the terms of the commitment may be paid by capitalizing the excess portion of interest as additional loans under the proposed bridge facility. Except as provided in the immediately preceding sentence, interest on principal amounts outstanding under the proposed bridge facility will be payable quarterly in arrears.

Conversion and Maturity. On the first anniversary of consummation of the offer, referred to as the “conversion date,” any outstanding principal amount under the proposed bridge facility that has not been previously repaid in full will be automatically converted into a senior subordinated term loan due on the date that is eight years after consummation of the offer. At any time on or after the conversion date, at the option of the applicable lender, the senior subordinated term loans may be exchanged in whole or in part for senior subordinated exchange notes having an equal principal amount and the same maturity date as the applicable senior subordinated term loan; provided that Blockbuster shall not be obligated to issue senior subordinated exchange notes in any single tranche until it has received requests in respect of such tranche in an aggregate principal amount of at least $40,000,000. The other terms of the senior subordinated term loans and the senior subordinated exchange notes will be as described in the commitment.

Mandatory Prepayment. The proposed bridge facility shall be prepaid with (subject to certain agreed exceptions):

•	the net proceeds from the issuance of securities, including the proposed Blockbuster notes;

•	the net proceeds from the issuance of any debt or equity securities or other indebtedness (subject to certain exceptions) by Blockbuster or Hollywood or any of their respective subsidiaries (with such proceeds being applied to repay the proposed bridge facility prior to the repayment of loans outstanding under the term loan facilities and the existing revolving credit facility); and

•	the net proceeds from any asset sales by Blockbuster and its subsidiaries (including Hollywood and its subsidiaries) in excess of the amount required to be paid to the lenders under the term loan facilities and the existing revolving credit facility.

Blockbuster will also be required to prepay 100% of the outstanding principal amount of the proposed bridge facility following the occurrence of a change of control of Blockbuster.

Optional Prepayment. The proposed bridge facility may be prepaid, in whole or in part, at par plus accrued and unpaid interest upon not less than five days’ prior written notice, at the option of Blockbuster at any time.

Covenants. The proposed bridge facility will contain customary affirmative and negative covenants and events of default including those similar to the ones contained in Blockbuster’s existing credit facilities (with changes as are appropriate in connection with the proposed bridge facility).

Default. The proposed bridge facility will contain defaults customary for the type of transactions proposed and others to be reasonably specified relating to Blockbuster and its subsidiaries, including, but not limited to, nonpayment of principal, interest or other amounts; violation of covenants; incorrectness of representations and warranties in any material respect; cross default and cross acceleration; bankruptcy; material judgments; ERISA events; actual or asserted invalidity of guarantees; material misrepresentations in the bridge facility definitive documents; or material breach under any agreement with J.P. Morgan Securities Inc., Credit Suisse First Boston and Citigroup Global Markets Inc. or any of their respective affiliates in connection with any aspect of the transactions contemplated by the offer.

Subordination. The proposed bridge facility will constitute senior subordinated indebtedness of Blockbuster and will be subordinated to the prior payment in full in cash of all obligations existing under the term loan facilities and the existing revolving credit facility.

Guarantees. Each existing and subsequently acquired or organized subsidiary of Blockbuster (including Hollywood and its subsidiaries) that is a guarantor of the term loan facilities and the existing revolving credit facility will guarantee the proposed bridge facility on a senior subordinated basis, with the guarantee of each such guarantor under the proposed bridge facility subordinated to all obligations under the term loan facilities and the existing revolving credit facility.

Conditions to Borrowing

The initial lenders’ commitments and agreements under the commitment are subject to, among other things, the following conditions:

(a) the negotiation, execution and delivery by Blockbuster and its subsidiaries of definitive documentation for the amendment of the existing credit facilities, proposed credit facility and, if applicable, the proposed bridge facility, reasonably satisfactory to the initial lenders based upon the terms and conditions contained in the commitment;

(b) each condition to consummation of the offer shall have been satisfied, or, with the written consent of the initial lenders, waived;

(c) there shall be no litigation relating to the transactions contemplated by the offer or other litigation that could reasonably be expected to materially and adversely affect the benefits to be derived by Blockbuster from the acquisition of Hollywood or otherwise could reasonably be expected to have a material adverse effect as described in paragraph (f) below;

(d) there shall be no governmental or judicial action, actual or threatened, that could reasonably be expected to restrain, prevent or impose materially burdensome conditions on the transactions contemplated by the offer or the second-step merger or the operation of Blockbuster’s or Hollywood’s businesses or which could reasonably be expected to materially and adversely affect the benefits to be derived by Blockbuster from the acquisition of Hollywood;

(e) Blockbuster shall have received all required governmental and third party approvals of the transactions contemplated by the offer, and all applicable HSR Act and other waiting periods shall have expired, in each case, without the imposition of materially burdensome conditions on the transactions contemplated by the offer or the second-step merger or the operation of Blockbuster’s or Hollywood’s businesses or which could reasonably be expected to materially and adversely affect the benefits to be derived by Blockbuster from the acquisition of Hollywood;

(f) no event, condition or circumstance that has had or could reasonably be expected to have a material adverse effect on the business, operations, assets or financial condition of either (i) Blockbuster and its subsidiaries, taken as a whole since December 31, 2003 (other than as disclosed in Blockbuster’s SEC filings made prior to December 28, 2004 or projections delivered to J.P. Morgan Securities Inc., Credit Suisse First Boston, Cayman Islands branch, and Citigroup Global Markets Inc. prior to December 28, 2004) or (ii) Hollywood and its subsidiaries, taken as a whole, since December 31, 2003 (other than as disclosed in Hollywood’s SEC filings prior to December 28, 2004 or in the projections furnished to J.P. Morgan Securities Inc., Credit Suisse First Boston and Citigroup Global Markets Inc. prior to December 28, 2004);

(g) all amounts outstanding under Hollywood’s existing credit agreement shall have been, or shall substantially simultaneously with the initial borrowing under the proposed credit facility be, repaid in full and such credit agreement and all liens and security interests granted in connection therewith shall have been terminated;

(h) Hollywood and each of its domestic subsidiaries shall have provided (i) a guarantee of Blockbuster’s obligations under the proposed credit facility, (ii) a senior subordinated guarantee of Blockbuster’s obligations under the indenture governing its 9% Senior Subordinated Notes due 2012 and (iii) if applicable, a senior subordinated guarantee of the proposed bridge facility;

(i) after giving pro forma effect to transactions contemplated by the offer and the second-step merger, the borrowings under the proposed credit facility and, if applicable, the proposed bridge facility and the proceeds from any issuance of proposed Blockbuster notes, (i) no Default or Event of Default (in each case, as defined in Blockbuster’s existing credit facilities) shall exist and (ii) Blockbuster shall be in compliance with all financial covenants under the term loan facilities;

(j) each of the conditions to borrowings under Blockbuster’s existing credit facilities shall be satisfied as of the consummation of the offer;

(k) there shall not have occurred a material disruption of or material adverse change in financial, banking or capital market (including, without limitation, high-yield market) conditions that, in the judgment of J.P. Morgan Securities Inc., Credit Suisse First Boston, Cayman Islands branch, and Citigroup Global Markets Inc., could reasonably be expected to materially impair the syndication of the proposed credit facility or the proposed bridge facility or the placement of the proposed Blockbuster notes;

(l) either a consensual transaction with Hollywood is consummated or Blockbuster shall have acquired pursuant to the offer a number of shares that, on a fully diluted basis, enables Blockbuster, acting alone, promptly to effect the second-step merger, either pursuant to a merger agreement satisfactory to the lenders entered into between Blockbuster and Hollywood and approved by Hollywood’s board of directors or without the approval of Hollywood’s board of directors (unless Hollywood’s board of directors has been replaced by Blockbuster’s nominees), under applicable law and the charter and bylaws of Hollywood, and the cash portion of the per share price to be paid for the shares in connection with the offer and the second-step merger shall not exceed $11.50 unless the lenders shall have consented thereto; and

(m) Blockbuster shall (or shall have caused its subsidiaries or Hollywood to) have purchased each of the outstanding Hollywood notes validly tendered pursuant to Blockbuster’s (or its designee’s) concurrent offer to purchase all of the outstanding Hollywood notes at a price reasonably satisfactory to the lenders (and, if fewer than all the outstanding Hollywood notes shall have been so purchased, the indenture governing the Hollywood notes shall have been amended pursuant to the consent solicitation on terms reasonably satisfactory to the lenders; provided that Blockbuster shall (or shall have caused its subsidiaries or Hollywood to) have purchased at least a majority in aggregate principal amount of the outstanding Hollywood notes.

Although no definitive plan or arrangement for repayment of borrowings under the proposed credit facility, the proposed bridge facility and/or the proposed Blockbuster notes has been made, Blockbuster expects to repay any borrowings with cash flow from operations and funds from other sources, which may include cash on hand of Hollywood, the proceeds of future bank refinancings, and the public or private sale of equity or debt securities and any proceeds from asset dispositions.

The offer is contingent on Blockbuster having received proceeds of the proposed credit facility and the proposed bridge facility and/or the proposed Blockbuster notes that, together with Blockbuster’s cash on hand, borrowings under Blockbuster’s existing revolving credit facility and Hollywood’s expected cash balance, are sufficient to permit Blockbuster to consummate the cash portion of the transactions contemplated by the offer and the second-step merger and to pay fees, expenses and other related amounts. Given Blockbuster’s current cash balance, Hollywood’s expected cash balance and access to financing contemplated by the commitments from the lenders and issuances described above, Blockbuster has not secured alternative financing sources for the transactions contemplated by the offer and the second-step merger.

Fees and Expenses

Blockbuster has retained Citigroup Global Markets Inc., Credit Suisse First Boston and J.P. Morgan Securities Inc. to act as financial advisors and dealer managers in connection with the offer. The dealer managers may contact beneficial owners of shares of Hollywood common stock regarding the offer and may request brokers, dealers and other nominees to forward this prospectus and related materials to beneficial owners of Hollywood common stock. Blockbuster has agreed to pay the dealer managers a fee for their services as financial advisors and dealer managers in connection with the offer. In addition, Blockbuster will reimburse the dealer managers for their reasonable out-of-pocket expenses, including the reasonable expenses and disbursements of their legal counsel. Blockbuster has also agreed to indemnify the dealer managers and their respective affiliates against certain liabilities in connection with their services, including liabilities under the federal securities laws.

In the ordinary course of their respective businesses, the dealer managers and their respective affiliates may hold positions, for their own accounts or for the accounts of their respective customers, in the securities of Blockbuster and Hollywood. The dealer managers or their affiliates have provided and may in the future continue to provide investment banking and other financial services, including the provision of credit facilities, for Blockbuster and Hollywood in the ordinary course of business. In particular, in connection with the cash portion of the consideration payable pursuant to the offer, certain affiliates of the dealer managers, JPMorgan Chase Bank, N.A., Credit Suisse First Boston, Cayman Islands branch, and Citicorp North America, Inc., have provided the commitments to provide senior bank financing of up to $500,000,000 under a proposed amendment to Blockbuster’s existing credit facilities and may also provide senior subordinated financing to Blockbuster under the proposed bridge facility of up to $500,000,000, in each case as described under the section captioned “The Offer—Source and Amount of Funds.” Blockbuster has agreed to pay Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Credit Suisse First Boston and their affiliates certain fees for such services.

In addition, Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. will act as dealer managers in connection with the offer for the Hollywood notes. Blockbuster has agreed to pay Credit Suisse First Boston, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. a fee for such services.

Blockbuster has retained Morrow & Co., Inc. as information agent in connection with the offer. The information agent may contact holders of Hollywood common stock by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the offer to beneficial owners of Hollywood common stock. Blockbuster will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. Blockbuster agreed to indemnify the information agent against certain liabilities and expenses in connection with the offer, including certain liabilities under the U.S. federal securities laws.

In addition, Blockbuster has retained The Bank of New York as the exchange agent. Blockbuster will pay the exchange agent reasonable and customary compensation for its services in connection with the offer, will reimburse the exchange agent for its reasonable out-of-pocket expenses and will indemnify the exchange agent against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, Blockbuster will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer. Blockbuster will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

Accounting Treatment

The acquisition of shares of common stock of Hollywood acquired in Blockbuster’s offer will be accounted for under the purchase method of accounting under GAAP, which means that Hollywood’s results of operations will be included with Blockbuster’s from the closing date and Hollywood’s consolidated assets and liabilities will be recorded at their estimated fair values at the same time (except for the minority interest, if any, in the assets and liabilities which will remain at historical cost) with the excess, if any, allocated to specific identifiable intangibles acquired or goodwill.

Stock Exchange Listing

Shares of Blockbuster class A common stock are listed on the NYSE. Blockbuster intends to make applications to list the shares of Blockbuster class A common stock that Blockbuster will issue in the offer and second-step merger.

MARKET PRICE AND DIVIDEND MATTERS

Market Price History

Blockbuster common stock is listed and traded on the NYSE and is quoted under the symbol “BBI,” Hollywood common stock is listed and traded on the NASDAQ and is quoted under the symbol “HLYW.” The following table sets forth, for the periods indicated, as reported by the NYSE and NASDAQ, the per share high and low sales prices of each company’s security.

	BLOCKBUSTER CLASS A COMMON STOCK SALES PRICE		BLOCKBUSTER CLASS B1 COMMON STOCK SALES PRICE		HOLLYWOOD COMMON STOCK SALES PRICE
	High	Low	High	Low	High	Low
	$	$	$	$	$	$
2003
First Quarter	17.95	12.21	—	—	16.42	12.50
Second Quarter	18.60	14.50	—	—	18.29	15.12
Third Quarter	23.07	15.70	—	—	18.85	15.33
Fourth Quarter	22.92	16.74	—	—	18.56	12.20
2004
First Quarter	19.37	15.60	—	—	14.11	10.50
Second Quarter	17.58	14.61	—	—	13.79	12.52
Third Quarter	15.12	7.24	7.28	6.89	13.36	9.36
Fourth Quarter	10.49	6.50	9.85	6.31	13.42	9.11
2005
First Quarter through January 28, 2005	9.80	8.78	9.27	8.35	14.46	12.86

[1]	Blockbuster’s class B common stock was not listed for trading until September 20, 2004.

On February 1, 2005, which was the last full trading day prior to Blockbuster’s announcement of its intention to commence this offer for Hollywood common stock and the most recent practicable date prior to the mailing of this prospectus, the per share closing prices of Blockbuster’s class A and class B common stock were $9.20 per share and $8.76 per share, respectively, and the per share closing price of Hollywood common stock was $14.17 per share.

Blockbuster encourages you to obtain current market quotations for shares of Blockbuster class A common stock and Hollywood common stock.

Blockbuster has paid and currently intends to pay a quarterly dividend of $0.02 per share on both its class A and class B common stock. On August 20, 2004, Blockbuster announced the declaration of a special dividend of $5.00 per share (approximately $905.6 million in the aggregate), which was paid on September 3, 2004 to stockholders of record at the close of business on August 27, 2004. On August 25, 2004, Blockbuster’s class A common stock began trading ex-dividend reflecting the special dividend.

Blockbuster’s existing and proposed debt agreements limit its ability to repurchase common stock and pay dividends. Subject to these limitations, Blockbuster’s board of directors is free to change Blockbuster’s dividend practices from time to time and to decrease or increase the dividend paid, or to not pay a dividend, on Blockbuster’s class A and class B common stock on the basis of results of operations, financial condition, cash requirements and future prospects and other factors deemed relevant by Blockbuster’s board of directors.

According to Hollywood’s preliminary proxy statement on Schedule 14A, filed with the SEC on January 26, 2005, Hollywood has never declared or paid cash dividends on its common stock and does not plan to pay any cash dividends in the foreseeable future. Loan covenants contained in Hollywood’s credit facility and the Hollywood notes limit its ability to pay dividends on Hollywood common stock. In addition, under the Movie Gallery merger agreement, Hollywood has agreed not to pay any cash dividends on its common stock before the closing or termination of the Movie Gallery merger agreement.

AVERAGE TRADING VOLUME

(IN THOUSANDS)

	BLOCKBUSTER CLASS A COMMON STOCK	BLOCKBUSTER CLASS B1 COMMON STOCK	HOLLYWOOD COMMON STOCK
2002
First Quarter	776.2	—	877.8
Second Quarter	553.3	—	746.3
Third Quarter	445.3	—	654.9
Fourth Quarter	1,231.4	—	1,578.3

2003
First Quarter	1,125.0	—	1,106.4
Second Quarter	838.0	—	894.8
Third Quarter	754.5	—	815.3
Fourth Quarter	980.3	—	1,531.3

2004
First Quarter	1,268.8	—	1,628.3
Second Quarter	685.6	—	924.0
Third Quarter	1,797.0	1,909.1	1,113.1
Fourth Quarter	4,256.1	1,526.6	1,769.4

[1]	Blockbuster’s class B common stock was not listed for trading until September 20, 2004.

Blockbuster intends to make applications to list on the NYSE the shares of class A common stock that Blockbuster will issue and exchange pursuant to the offer and the second-step merger.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following sets forth pro forma condensed combined financial information derived from (i) the audited consolidated financial statements of Blockbuster for the fiscal year ended December 31, 2003 and the unaudited interim consolidated financial statements of Blockbuster for the nine-month period ended September 30, 2004, and (ii) the audited consolidated financial statements of Hollywood for the fiscal year ended December 31, 2003 and the unaudited interim consolidated financial statements of Hollywood for the nine-month period ended September 30, 2004, all of which are incorporated by reference into this prospectus. The unaudited pro forma condensed combined statements of operations assume that the pro forma events occurred as of January 1, 2003. The unaudited pro forma condensed combined balance sheet assumes that the pro forma events occurred on September 30, 2004.

The pro forma events include the acquisition of all of the outstanding shares of Hollywood. The acquisition of Hollywood will be accounted for as a purchase under U.S. GAAP. Cost will be determined on the basis of cash paid plus the fair value of Blockbuster class A common shares exchanged and stock options assumed. With respect to the latter, this will be determined on the acquisition date. For the purpose of determining cost for the pro forma information below, Blockbuster has used the closing price of Blockbuster class A common stock on the NYSE on January 28, 2005 of $9.27.

The cost of an acquired entity in a purchase business combination is allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition under GAAP. The following pro forma financial information allocates the entire excess of purchase price over the carrying value of Hollywood’s net assets to goodwill as management does not have information related to Hollywood’s business necessary to complete a purchase price allocation in accordance with U.S. GAAP. Actual amounts, determined on the basis of more detailed information, will differ from the amounts reflected below. Hollywood has not been involved in the preparation of the pro forma condensed combined financial information nor have they verified any of the information or assumptions used in preparing the pro forma condensed combined financial information. See the “Note on Hollywood Information” on page 15 of this prospectus for further details.

The costs and related synergistic effect of integrating Blockbuster and Hollywood’s businesses are not reflected in the pro forma financial information below. The timing and effect of actions associated with integration are as yet uncertain.

The following pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of (i) results of operations and financial position that would have been achieved had the consummation of the offer taken place on the dates indicated or (ii) the future operations of the combined company. The following information should be relied on only for the limited purpose of presenting what the results of operations and financial position of the combined businesses of Blockbuster and Hollywood might have looked like had the offer taken place at an earlier date. You can find more information about the offer under the sections captioned “The Offer.”

The following pro forma financial information should be read in conjunction with:

•	the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements;

•	financial statements of Blockbuster for the year ended December 31, 2003 and for the nine-month period ended September 30, 2004 and the notes relating thereto, incorporated herein by reference; and

•	financial statements of Hollywood for the fiscal year ended December 31, 2003 and for the nine-month period ended September 30, 2004, and the notes relating thereto, incorporated herein by reference.

BLOCKBUSTER INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

(dollars in millions, except per share amounts)

			Blockbuster and Hollywood
	Blockbuster	Hollywood	Pro Forma Adjustments		Pro Forma Combined
Revenues:
Rental revenues	$4,533.5	$1,386.5	$—		$5,920.0
Merchandise sales	1,281.6	296.0	—		1,577.6
Other revenues	96.6	—	—		96.6

	5,911.7	1,682.5	—		7,594.2

Cost of sales:
Cost of rental revenues	1,362.1	441.0	—		1,803.1
Cost of merchandise sold	1,027.7	223.6	—		1,251.3

	2,389.8	664.6	—		3,054.4

Gross profit	3,521.9	1,017.9	—		4,539.8

Operating expenses:
Selling, general and administrative expenses	2,804.3	772.0	—		3,576.3
Depreciation	255.5	60.8	—		316.3
Impairment of goodwill and other long-lived assets	1,304.9	—	—		1,304.9
Amortization of intangibles	2.4	—	—		2.4

	4,367.1	832.8	—		5,199.9

Operating income (loss)	(845.2)	185.1	—		(660.1)
Interest expense	(33.1)	(35.5)	(45.7	)(a)	(114.3)
Interest income	3.1	—	—		3.1
Other items, net	(0.4)	(12.5)	—		(12.9)

Income (loss) before income taxes	(875.6)	137.1	(45.7)		(784.2)

Benefit (provision) for income taxes	(103.2)	(54.8)	17.8	(b)	(140.2)
Equity in income (loss) of affiliated companies, net of tax	(0.7)	—	—		(0.7)

Income (loss) before cumulative effect of change in accounting principle	$(979.5)	$82.3	$(27.9)		$(925.1)

Income (loss) per share before cumulative effect of change in accounting principle:
Basic	$(5.44)				$(4.63)

Diluted	$(5.44)				$(4.63)

Weighted-average shares outstanding:
Basic	180.1		19.7	(c)	199.8

Diluted	180.1		19.7	(c)	199.8

The accompanying notes are an integral part of this

unaudited pro forma condensed combined statement of operations.

BLOCKBUSTER INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

(dollars in millions, except per share amounts)

			Blockbuster and Hollywood
	Blockbuster	Hollywood	Pro Forma Adjustments		Pro Forma Combined
Revenues:
Rental revenues	$3,281.6	$1,028.9	$—		$4,310.5
Merchandise sales	987.1	247.6	—		1,234.7
Other revenues	65.6	—	—		65.6

	4,334.3	1,276.5	—		5,610.8

Cost of sales:
Cost of rental revenues	917.0	308.0	—		1,225.0
Cost of merchandise sold	760.5	183.0	—		943.5

	1,677.5	491.0	—		2,168.5

Gross profit	2,656.8	785.5	—		3,442.3

Operating expenses:
Selling, general and administrative expenses	2,257.2	617.1	—		2,874.3
Depreciation	180.4	47.2	—		227.6
Impairment of goodwill and other long-lived assets	1,504.4	—	—		1,504.4
Amortization of intangibles	1.9	—	—		1.9

	3,943.9	664.3	—		4,608.2

Operating income (loss)	(1,287.1)	121.2	—		(1,165.9)
Interest expense	(18.3)	(23.0)	(34.2	)(a)	(75.5)
Interest income	2.6	—	—		2.6
Other items, net	(0.6)	—	—		(0.6)

Income (loss) before income taxes	(1,303.4)	98.2	(34.2)		(1,239.4)

Benefit (provision) for income taxes	46.4	(39.3)	13.3	(b)	20.4

Income (loss) before cumulative effect of change in accounting principle	$(1,257.0)	$58.9	$(20.9)		$(1,219.0)

Income (loss) per share before cumulative effect of change in accounting principle:
Basic	$(6.94)				$(6.07)

Diluted	$(6.94)				$(6.07)

Weighted-average shares outstanding:
Basic	181.1		19.7	(c)	200.8

Diluted	181.1		19.7	(c)	200.8

The accompanying notes are an integral part of this

unaudited pro forma condensed combined statement of operations.

BLOCKBUSTER INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

At September 30, 2004

(in millions)

			Blockbuster and Hollywood
	Blockbuster	Hollywood	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current Assets:
Cash and cash equivalents	$190.9	$145.9	$(131.4	)(d)	$205.4
Receivables, net	143.4	29.3	—		172.7
Merchandise inventories	427.6	136.4	—		564.0
Prepaid assets and other current assets	183.9	13.4	16.2	(e)	213.5

Total current assets	945.8	325.0	(115.2)		1,155.6

Rental library	382.5	267.0	—		649.5
Receivable from Viacom, net	40.2	—	—		40.2
Property and equipment, net	812.1	275.9	—		1,088.0
Intangibles, net	34.8	—	—		34.8
Goodwill	1,135.5	67.8	525.3	(f)	1,728.6
Deferred taxes	—	73.5	—		73.5
Other assets	62.6	15.5	18.3	(g)	96.4

	$3,413.5	$1,024.7	$428.4		$4,866.6

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$520.4	$142.8	$—		$663.2
Accrued expenses	549.5	123.1	—		672.6
Current portion of long-term debt	1.4	—	—		1.4
Income taxes payable	—	2.9	(2.9	)(e)	—
Current portion of capital lease obligations	20.7	0.5	—		21.2
Deferred taxes	3.0	—	—		3.0

Total current liabilities	1,095.0	269.3	(2.9)		1,361.4

Long-term debt	1,000.0	350.0	650.0	(h)	2,000.0
Capital lease obligations	71.7	0.9	—		72.6
Deferred taxes	13.8	—	—		13.8
Other liabilities	145.1	15.4	—		160.5

	2,325.6	635.6	647.1		3,608.3

Commitments and contingencies

Stockholders’ Equity
Preferred stock	—	—	—		—
Class A common stock	0.4	493.5	(493.3	)(i)	0.6
Class B common stock	1.4	—	—		1.4
Additional paid-in capital	5,321.0	—	181.9	(j)	5,502.9
Retained deficit	(4,195.6)	(104.4)	92.7	(k)	(4,207.3)
Accumulated other comprehensive loss	(39.3)	—	—		(39.3)

Total stockholders’ equity	1,087.9	389.1	(218.7)		1,258.3

	$3,413.5	$1,024.7	$428.4		$4,866.6

The accompanying notes are an integral part of this

unaudited pro forma condensed combined balance sheet.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

(Tabular amounts in millions)

(a) Reflects interest expense and the amortization of the deferred financing costs on the proposed borrowings used to acquire the outstanding stock of Hollywood, including the proposed credit facility and proposed Blockbuster notes, as discussed in footnote (h). The adjustments also reflect an 0.50% increase in the interest rate of Blockbuster’s existing Tranche B term loan facility in accordance with the proposed amendment to Blockbuster’s existing credit facilities.

In addition, the adjustments reflect a reduction in interest expense resulting from the retirement of the Hollywood notes and existing credit agreement as discussed in footnote (h). For purposes of calculating the pro forma interest expense, 5.20% was used as the assumed interest rate on Hollywood’s existing credit agreement.

The adjustments to interest expense are presented as if the borrowings or retirement of borrowings occurred on January 1, 2003. The amortization of deferred financing costs is presented as if the financing costs were incurred on January 1, 2003 and amortized over the term of the agreement using the effective interest method. The summary of interest expense and amortization of the deferred financing costs is as follows:

	Nine months ended September 30, 2004	Year ended December 31, 2003
Interest expense	$53.4	$71.3
Amortization of deferred financing costs	1.9	2.6

	55.3	73.9
Elimination of Hollywood interest expense	(21.1)	(28.2)

Pro forma adjustment to interest expense	$34.2	$45.7

(b) Reflects the income tax benefit associated with the adjustments described in footnote (a) at Blockbuster’s domestic marginal tax rate of 38.9%.

(c) Reflects the issuance of 19.7 million shares of Blockbuster class A common stock based on an assumed price of $9.27 per share, which was the closing price of Blockbuster class A common stock on the NYSE on January 28, 2005, in exchange for 60,993,769 shares of Hollywood common stock.

(d) Reflects Blockbuster’s use of approximately $131.4 million in cash on hand in the transaction as reflected in the following sources and uses of funds:

Sources:
Borrowings under the proposed credit facility	$500.0
Issuance of the proposed Blockbuster notes	500.0
Cash on hand	131.4

	$1,131.4

Uses:
Cash to be paid in exchange for 60,993,769 shares of Hollywood common stock	$701.4
Cash to be paid for shares issued upon any exercise of 7,325,698 outstanding Hollywood stock options	[	]
Estimated direct acquisition costs of the transactions	11.7
Redemption of the Hollywood notes	225.0
Repayment of Hollywood borrowings under the existing credit agreement	125.0
Estimated premium required to redeem Hollywood notes	19.1
Break-up fee to be paid to Movie Gallery by Hollywood	30.0
Fees and costs associated with the increased borrowings under the existing credit facilities and the issuance of the proposed Blockbuster notes	18.3
Fees and costs associated with the issuance of Blockbuster Class A common stock	0.9

	$1,131.4

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS—(Continued)

(Tabular amounts in millions)

(e) Reflects the income tax benefit resulting from payment of the $30.0 million break-up fee to Movie Gallery by Hollywood and the estimated $19.1 million premium required to retire the Hollywood notes at Blockbuster’s domestic marginal tax rate of 38.9%, offset by the reclassification of Hollywood’s existing $2.9 million income tax payable balance at September 30, 2004.

(f) Reflects the preliminary estimate of the allocation of the excess of the purchase price paid for the Hollywood assets acquired and liabilities assumed at their respective estimated fair values. The unaudited pro forma condensed combined balance sheet assumes a 100% tender of Hollywood shares. However, the transaction could be consummated with less than a 100% tender of Hollywood shares.

The total purchase price was determined and allocated as follows:

Cash to be paid in exchange for 60,993,769 shares of Hollywood common stock	$701.4
Fair value of Blockbuster Class A common shares to be included in the consideration for the 60,993,769 shares common stock of Hollywood at an assumed price of $9.27 per share	183.0
Cash to be paid and/or stock options to be issued in exchange for Hollywood’s 7,325,698 outstanding stock options	[	]
Estimated direct acquisition costs of the transaction	11.7

Total purchase price	$896.1

Purchase price allocated to:
Net assets of Hollywood at September 30, 2004	$389.1
Elimination of Hollywood’s historical goodwill	(67.8)
Reduction of Hollywood’s net assets for break-up fee to be paid to Movie Gallery, net of tax	(18.3)
Elimination of Hollywood’s unamortized debt issuance costs	[	]
Allocation of the excess purchase price to goodwill	593.1

	$896.1

The pro forma adjustment to goodwill reflects the following:

September 30, 2004
Allocation of the excess purchase price to goodwill	$593.1
Elimination of Hollywood’s historical goodwill	(67.8)

$525.3

(g) Reflects the capitalization of an estimated $18.3 million in financing costs that will be amortized over the life of the borrowings, offset by the write-off of $[            ] million of unamortized debt issuance costs for Hollywood’s existing borrowings, which are expected to be repaid as part of the transaction.

(h) Reflects estimated borrowings necessary to acquire the outstanding shares of Hollywood. These proposed borrowings include:

•	$500 million in senior bank financing under a proposed credit facility. This Tranche C term loan facility would bear interest equal to LIBOR plus an applicable margin. For purposes of calculating the pro forma interest expense, 4.70% was used as the assumed interest rate on the additional borrowings under the proposed credit facility. The additional borrowings were assumed to be payable in equal quarterly installments aggregating 1% of the original principal balance in each of years two through four, 10% in each of years five and six, and 77% in year seven.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS—(Continued)

(Tabular amounts in millions)

•	$500 million of proposed Blockbuster notes. For purposes of calculating the pro forma interest expense, 9.00% was used as the assumed interest rate on the proposed Blockbuster notes and the notes were assumed to mature 8 years from the borrowing date.

If Blockbuster is not successful in completing a registered offering or private placement of proposed Blockbuster notes prior to the consummation of the offer, a group of banks have collectively committed to provide senior subordinated financing under a proposed bridge facility of up to $500 million.

In conjunction with the “Hollywood notes condition” of the offer, the exchange agent must receive the valid and unwithdrawn tender of the Hollywood notes (and related consents) representing at least a majority in aggregate principal amount of the outstanding notes, pursuant to Blockbuster’s, or its designee’s, separate offer to purchase such notes. The adjustments to the unaudited pro forma condensed combined balance sheet reflect the retirement of the Hollywood notes and existing credit agreement totaling $350.0 million at September 30, 2004.

The summary of borrowings is as follows:

September 30, 2004
Borrowings under the proposed facility	$500.0
Issuance of the proposed Blockbuster notes	500.0

Total borrowings	1,000.0
Less: Retirement of Hollywood’s long-term debt	(350.0)

Pro forma adjustment to long-term debt	$650.0

(i) Reflects the elimination of the Hollywood common stock of $493.5 million offset by the issuance of approximately 19.7 million shares of Blockbuster Class A common stock with a par value of $0.01 per share.

(j) Reflects the issuance of 19.7 million shares of Blockbuster class A common stock at an estimated value of $183.0 million, based upon an assumed price of $9.27 per share, which was the closing price of Blockbuster class A common stock on the NYSE on January 28, 2005, offset by the par value of common stock issued of $0.02 million as well as the estimated direct costs to issue Blockbuster class A common stock of $0.9 million.

(k) Reflects (i) the non-recurring after tax charge of $18.3 million for the break-up fee paid to Movie Gallery, recorded by Hollywood immediately prior to the acquisition, (ii) the elimination of Hollywood’s accumulated deficit (as adjusted for the break-up fee charge) and (iii) the offsetting non-recurring after tax charge associated with the premium required to retire the Hollywood notes, which is estimated to total $11.7 million, net of tax.

DESCRIPTION OF BLOCKBUSTER CAPITAL STOCK

General

The following description is only a summary of the material provisions of Blockbuster’s certificate of incorporation and bylaws. See the more detailed provisions of (1) Blockbuster’s certificate of incorporation and bylaws, copies of which are filed with the SEC as exhibits to the Registration Statement of which this prospectus is a part, and (2) applicable law.

Blockbuster’s authorized capital stock consists of 1 billion shares of capital stock, of which:

•	400 million shares are designated as class A common stock, par value $0.01 per share;

•	500 million shares are designated as class B common stock, par value $0.01 per share; and

•	100 million shares are designated as preferred stock, par value $0.01 per share, of which no shares are outstanding as of the date hereof.

Of the 400 million authorized shares of Blockbuster class A common stock, as of January 9, 2005, 116,693,634 shares were issued and outstanding, representing 61.8% of the total issued and outstanding shares of Blockbuster common stock.

Of the 500 million authorized shares of Blockbuster class B common stock, as of January 9, 2005, 72 million shares were issued and outstanding, representing 38.2% of the total issued and outstanding shares of Blockbuster common stock. Each of the Blockbuster class A and class B common stock constitutes a class of common stock under the DGCL.

Common Stock

Voting Rights. Holders of Blockbuster class A and class B common stock generally have identical rights, except:

•	holders of Blockbuster class A common stock are entitled to one vote per share; and

•	holders of Blockbuster class B common stock are currently entitled to two votes per share;

with respect to each matter presented to Blockbuster stockholders on which the holders of Blockbuster common stock are generally entitled to vote.

The holders of Blockbuster class A and class B common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by Blockbuster’s stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes entitled to be cast by all shares of Blockbuster class A and class B common stock present in person or represented by proxy, voting together as a single class, except as required by law. In particular, amendments to Blockbuster’s certificate of incorporation must generally be approved by a majority of the combined voting power of shares of both outstanding classes of Blockbuster common stock, voting together as a single class.

However, the approval of 75% of the combined voting power of the outstanding shares of Blockbuster common stock is required to amend certain provisions of Blockbuster’s certificate of incorporation and bylaws as described in the section entitled “Comparison of Shareholders’ Rights.” In addition, amendments to Blockbuster’s certificate of incorporation that would alter or change the powers, preferences or special rights of either class of Blockbuster common stock so as to affect them adversely must be approved by a majority of the votes entitled to be cast by the holders of the shares of the class of common stock affected by the amendment, voting as a separate class. Holders of Blockbuster class A common stock are not entitled to vote on any change in the powers or other rights of the Blockbuster class B common stock that would adversely affect the rights of the Blockbuster class B common stock and would not adversely affect the rights of the Blockbuster class A common stock. Specifically, any provision for the conversion of Blockbuster class B common stock into Blockbuster class A common stock on a one-for-one basis is not considered to adversely affect the rights of the Blockbuster class A common stock.

Dividends. Holders of Blockbuster class A and class B common stock will share equally in any dividend declared by Blockbuster’s board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of Blockbuster class A and class B common stock may be paid only as follows:

•	shares of Blockbuster class A common stock may be paid only to holders of shares of Blockbuster class A common stock, and shares of Blockbuster class B common stock may be paid only to holders of Blockbuster class B common stock; and

•	shares shall be paid proportionally with respect to each outstanding share of Blockbuster class A and class B common stock.

Other Rights. In the event of a liquidation, dissolution or winding-up of Blockbuster, all holders of Blockbuster common stock, regardless of class, are entitled to share ratably in any assets available for distributions to holders of shares of Blockbuster common stock.

The outstanding shares of Blockbuster common stock are, and the shares of Blockbuster class A common stock being offered to you will be, upon your payment, validly issued, fully paid and nonassessable.

Preferred Stock

Blockbuster’s board of directors is empowered, without the approval of Blockbuster’s stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, with the numbers of shares of each series and the designations, preferences and relative, participating, optional, dividend and other special rights of the shares of each such series and the qualifications, limitations, restrictions, conditions and other characteristics thereof as fixed by Blockbuster’s board of directors. Among the specific matters that may be determined by Blockbuster’s board of directors are the following:

•	the designation of each series;

•	the number of shares of each series;

•	the rate of dividends, if any;

•	whether dividends, if any, shall be cumulative or noncumulative;

•	the terms of redemption, if any;

•	the rights of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of Blockbuster;

•	the rights and terms of conversion or exchange, if any;

•	the restrictions on the issuance of shares of the same series or any other series, if any;

•	the voting rights, if any; and

•	whether the series will be subject to the operation of retirement or sinking funds.

Blockbuster’s board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could have an adverse impact on the rights of the holders of Blockbuster class A and class B common stock, including, without limitation, their voting power. Blockbuster has no present plans to issue any shares of preferred stock. The ability of Blockbuster’s board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control of Blockbuster or the removal of Blockbuster’s existing management.

Limitation on Liability of Directors

Blockbuster’s certificate of incorporation provides that its directors will not be personally liable to Blockbuster or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law, except for liability:

•	for any breach of the director’s duty of loyalty to Blockbuster or its stockholders;

•	for any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in Blockbuster’s certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against its directors and may discourage or deter Blockbuster or its stockholders from bringing a lawsuit against Blockbuster’s directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Blockbuster and its stockholders.

Anti-Takeover Provisions of Blockbuster’s Certificate of Incorporation and Bylaws; Delaware Law

Some of the provisions of Blockbuster’s certificate of incorporation and bylaws and Section 203 of the DGCL could have the following effects, among others:

•	delaying, deferring or preventing a change in control of Blockbuster;

•	delaying, deferring or preventing the removal of Blockbuster’s existing management or directors;

•	deterring potential acquirors from making an offer to Blockbuster’s stockholders; and

•	limiting Blockbuster’s stockholders’ opportunity to realize premiums over prevailing market prices of the Blockbuster common stock in connection with offers by potential acquirors.

The following is a summary of those provisions of Blockbuster’s certificate of incorporation and bylaws that could have the effects described above.

Classified Board of Directors. Blockbuster’s certificate of incorporation and bylaws provide for its board of directors to be divided into three classes of directors serving staggered three-year terms. Each class, to the extent possible, will be equal in number. The size of Blockbuster’s board of directors will not be less than three nor more than twelve. Each class holds office until the third annual stockholders’ meeting for election of directors following the most recent election of such class.

Directors, and Not Stockholders, Fix the Size of Blockbuster’s Board of Directors. Blockbuster’s certificate of incorporation and bylaws provide that the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of Blockbuster’s board of directors, but in no event shall it consist of less than three nor more than twelve.

Directors are Removed for Cause Only. Blockbuster’s certificate of incorporation and bylaws provide that, Blockbuster’s directors may be removed only for cause and only by the affirmative vote of the holders of at least a majority of the combined voting power of Blockbuster’s outstanding voting stock. To the extent permitted by the laws of the State of Delaware, “cause” shall be determined by Blockbuster’s board of directors.

Board Vacancies are Filled by Remaining Directors and Not Stockholders. Blockbuster’s certificate of incorporation and bylaws provide that any vacancies on its board of directors will be filled by the affirmative vote of the majority of the remaining directors then in office, even if such directors constitute less than a quorum, or by a sole remaining director. If there are no directors in office, then an election of directors may be held in the manner provided by Delaware law.

No Stockholder Actions by Written Consent. Blockbuster’s certificate of incorporation provides that, except as otherwise provided in Blockbuster’s certificate of incorporation as it may be amended, stockholders may not take action by written consent in lieu of a meeting.

No Special Meetings Called by Shareholders. Blockbuster’s bylaws provide that special meetings of the stockholders may not be called by the stockholders and instead may be called only by:

•	any officer at the request of a majority of Blockbuster’s board of directors;

•	Blockbuster’s chairman of the board; or

•	Blockbuster’s chief executive officer.

Advance Notice for Stockholder Proposals. Blockbuster’s bylaws contain provisions requiring that advance notice be delivered to Blockbuster of any business to be brought by a stockholder before an annual meeting and providing for procedures to be followed by stockholders in nominating persons for election to Blockbuster’s board of directors. Such advance notice provisions state that (i) in general, a stockholder wishing to nominate a director or raise another proposal at an annual meeting of stockholders must notify Blockbuster in writing between 90 and 120 days prior to the first anniversary of the previous year’s annual meeting of stockholders and (ii) in the case of a special meeting of stockholders, a stockholder entitled to vote at the special meeting may nominate a director by notifying Blockbuster in writing between 90 and 120 days prior to the special meeting or the tenth day following the day on which public announcement of the special meeting is first made.

Supermajority Vote Required to Amend Specified Provisions. Blockbuster’s certificate of incorporation and bylaws provide that the provisions described above may only be amended by holders of at least 75% of the combined voting power of Blockbuster’s outstanding common stock, except that the provisions related to special meetings called by stockholders and advance notice for stockholder proposals may also be amended by Blockbuster’s board of directors.

Section 203 of the Delaware General Corporation Law

Blockbuster, a Delaware corporation, is subject to Section 203 of the DGCL. Generally, Section 203 of the DGCL prohibits a publicly held Delaware company from engaging in a business combination (as described below) with an interested stockholder (as described below) for a period of three years after the time such stockholder became an interested stockholder unless certain specified conditions are satisfied. The prohibitions set forth in Section 203 of the DGCL do not apply if:

•	prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•	at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203 of the DGCL, a “business combination” includes:

•	any merger or consolidation of the corporation with the interested stockholder;

•	any sale, lease, exchange or other disposition, except proportionately as a stockholder of such corporation, to or with the interested stockholder of assets of the corporation having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation;

•	transactions resulting in the issuance or transfer by the corporation of stock of the corporation to the interested stockholder;

•	transactions involving the corporation, which have the effect of increasing the proportionate share of the corporation’s stock of any class or series that is owned by the interested stockholder; or

•	transactions in which the interested stockholder receives financial benefits provided by the corporation.

Under Section 203 of the DGCL, an “interested stockholder” generally is:

•	any person that owns 15% or more of the voting power of outstanding stock of the corporation;

•	any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether or not such person is an interested stockholder; and

•	the affiliates or associates of either of the preceding two categories.

Under some circumstances, Section 203 of the DGCL makes it more difficult for an interested stockholder to effect various business combinations with Blockbuster for a three-year period, although Blockbuster’s stockholders may elect to exclude the interested stockholder from the restrictions imposed thereunder.

In addition, Section 203 of the DGCL makes a takeover of a company more difficult and may have the effect of diminishing the possibility of certain types of two-step acquisitions or other unsolicited attempts to acquire a company. This may further have the effect of preventing changes in the board of directors of a company, and it is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Transactions with Interested Parties

Blockbuster’s bylaws include a provision addressing potential conflicts of interest between Blockbuster and its directors and officers. Blockbuster’s bylaws provide that no contract or transaction:

•	between Blockbuster and any entity in which one or more of Blockbuster’s directors or officers has a financial interest; or

•	between Blockbuster and any of its directors or officers;

shall be void or voidable solely:

•	for the above reasons; or

•	because the director or officer is present at or participates in the meeting of the board of directors or committee thereof that authorizes the contract or transaction; or

•	because any such director’s or officer’s votes are counted for such purpose;

if:

•	the material facts as to the director’s or officer’s relationship or interest as to the contract or transaction are disclosed or are known to the board of directors or committee thereof and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even if such disinterested directors constitute less than a quorum; or

•	the material facts as to the director’s or officer’s relationship or interest as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by the vote of the stockholders entitled to vote thereon; or

•	the contract or transaction is fair to Blockbuster at the time it is authorized by the board of directors, a committee thereof or the stockholders.

Transfer Agent and Registrar

EquiServe Trust Company, N.A. is the transfer agent and registrar for the shares of Blockbuster class A common stock.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Holders of shares of Hollywood common stock will receive shares of Blockbuster class A common stock as part of the consideration in Blockbuster’s offer. Hollywood is organized under the laws of the State of Oregon and Blockbuster is organized under the laws of the State of Delaware. The following is a summary of the material differences between (a) the current rights of Hollywood shareholders under Oregon law and Hollywood’s articles of incorporation and bylaws and (b) the current rights of Blockbuster stockholders under Delaware law and Blockbuster’s certificate of incorporation and bylaws.

The following summary is not a complete statement of the rights of shareholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to Oregon law, Delaware law and Hollywood’s and Blockbuster’s constituent documents, which you are urged to read. Copies of the companies’ constituent documents have been filed with the SEC. To find out where you can get copies of these documents, see the section entitled “Where You Can Find More Information.”

	Blockbuster	Hollywood
Authorized Capital Stock	The authorized capital stock of Blockbuster currently consists of (i) 400,000,000 shares of class A common stock, par value $0.01 per share, (ii) 500,000,000 shares of class B common stock, par value $0.01 per share and (iii) 100,000,000 shares of preferred stock, par value $0.01 per share. The board has the authority to designate the preferences, special rights, limitations or restrictions of the shares of preferred stock without further stockholder approval.	The authorized capital stock of Hollywood currently consists of (i) 100,000,000 shares of Common Stock and (ii) 25,000,000 shares of Preferred Stock, of which 5,500,000 shares have been designated nonvoting Series A Redeemable Preferred Stock. The board has the authority to designate the preferences, special rights, limitations or restrictions of the remaining shares of Preferred Stock without further shareholder approval.

Dividend Policy	Blockbuster has no legal or contractual obligation to pay dividends. However, Blockbuster has paid and currently intends to pay a quarterly dividend of $0.02 per share on its class A and class B common stock. Blockbuster’s board of directors is free to change Blockbuster’s dividend practices from time to time and to decrease or increase the dividend paid, or to not pay a dividend, on Blockbuster’s common stock on the basis of results of operations, financial condition, cash requirements and future prospects and other factors deemed relevant by Blockbuster’s board of directors, except that Blockbuster’s debt agreements limit its ability to pay dividends.	Hollywood has no legal or contractual obligation to pay dividends. According to Hollywood’s Preliminary Proxy Statement on Schedule 14A filed on January 26, 2005, Hollywood has never paid a dividend on its common stock.

	Blockbuster	Hollywood

Voting, Generally	• One vote per share of class A common stock. • Two votes per share of class B common stock. • No cumulative voting for directors.	• One vote per share of common stock. • No cumulative voting for directors.

Number of Directors and Size of Board	Blockbuster’s certificate of incorporation allows between three and 12 directors to serve on its board of directors and authorizes the board of directors to set the number of directors within the parameters set by the certificate of incorporation. Blockbuster’s board of directors has set the current number of directors at six.	Hollywood’s bylaws provide for the number of members of its board of directors to be not less than one nor more than eleven and authorizes the board of directors to set the number of directors within these parameters. Hollywood’s board currently consists of five directors.

Term of Directors	Each director serves for three years. The directors are divided into three classes, and the terms of one-third of the directors expire each year.	As Hollywood’s articles of incorporation do not provide for staggered terms, directors are elected to one-year terms expiring at the next annual shareholders’ meeting following election.

Removal of Directors	Blockbuster’s certificate of incorporation provides that Blockbuster’s directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the combined voting power of Blockbuster common stock.	Under Oregon law, Hollywood’s directors may be removed with or without cause at a meeting of the shareholders called for the purpose of removing the director if the number of votes cast to remove the director exceeds the number of votes not to remove the director.

Vacancies on the Board	Vacancies on Blockbuster’s board of directors are filled by a majority of the remaining directors then in office, except that if there are no directors then in office, an election of directors may be held in the manner provided for by the DGCL.

Under Oregon law, vacancies on Hollywood’s board of directors may be filled by:

•      the shareholders;

•      the board of directors; or

•      if the remaining directors are less than a quorum, an affirmative vote of the majority of the remaining directors.

Board Quorum and Vote Requirements	At all Blockbuster board meetings, the presence of a majority of the directors then in office constitutes a quorum. Except as otherwise required by law or by Blockbuster’s certificate of incorporation or bylaws, the vote of a majority of the directors present at any meeting at which a quorum is present constitutes the act of the board.	The presence of a majority of the number of directors then prescribed by the board of directors (or, if a number has not been prescribed, a majority of directors then in office) constitutes a quorum at all Hollywood board meetings. The affirmative vote of a majority of the directors present at a meeting at which a quorum is present constitutes the act of the board.

	Blockbuster	Hollywood

Annual Shareholders Meetings	The annual meeting of Blockbuster’s stockholders is held on such date, at such time and at such place (either within or outside the State of Delaware) as may be designated by the board of directors.	Hollywood’s bylaws specify that the annual meeting of Hollywood’s shareholders is held on the fourth Thursday in May of each year at 9:00 a.m., unless a different date or time is fixed by the board of directors and stated in the notice of the meeting. Meetings of Hollywood’s shareholders may be held within or outside of the State of Oregon.

Special Shareholders Meetings

Special meetings of Blockbuster stockholders may not be called by Blockbuster stockholders. These meetings may be called only by:

•      any officer at the request of a majority of the board of directors;

•      the chairman of the board of directors; or

•      the chief executive officer.

Under Oregon law, special meetings of Hollywood shareholders may be called by:

•      the board of directors or

•      the holders of 10% of all votes entitled to be cast on any issue proposed to be considered at the special meeting.

Quorum for Shareholders Meetings	Except as otherwise expressly provided by law or by Blockbuster’s certificate of incorporation or bylaws, the presence in person or representation by proxy of holders of record of Blockbuster shares that represent at least a majority of the combined voting power of the Blockbuster common stock constitutes a quorum for the transaction of business at that meeting.	Under Oregon law, the presence at a meeting, in person or by proxy, of holders of shares representing a majority of votes entitled to be cast on a matter constitutes a quorum for action on that matter.

Advance Notice Procedures for a Shareholder Proposal

In general, a stockholder wishing to nominate a director or raise another proposal at an annual meeting of stockholders must notify Blockbuster in writing between 90 and 120 days prior to the first anniversary of the previous year’s annual meeting of stockholders.

This notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting as well as specific information concerning the stockholder submitting the proposal or making the nomination.

Under Hollywood’s bylaws, a shareholder wishing to nominate a director or submit a proposal at an annual meeting must notify Hollywood in writing between 90 and 120 days prior to the anniversary of the date of the proxy statement for the previous year’s annual meeting of shareholders.

This notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting as well as specific information concerning the shareholder submitting the proposal or making the nomination.

	Blockbuster	Hollywood

Shareholder Action by Written Consent	Except as otherwise provided in Blockbuster’s certificate of incorporation as it may be amended, stockholders may not take action by written consent in lieu of a meeting.	As Hollywood’s articles of incorporation do not address action by written consent of shareholders, under Oregon law, Hollywood’s shareholders may act by unanimous (but not less than unanimous) written consent.

Amendment of Governing Documents

Blockbuster’s certificate of incorporation may be amended only by a stockholder vote. Blockbuster’s bylaws may be amended by a stockholder vote or by the board of directors.

Amendments to provisions of Blockbuster’s certificate of incorporation and bylaws by Blockbuster stockholders relating to the following matters require 75% of the combined voting power of outstanding Blockbuster common stock:

•      stockholder action by written consent;

•      number and election of directors;

•      expiration of terms (classified board);

•      vacancies on the board of directors;

•      removal of directors;

•      advance notice procedures for a stockholder proposal;

•      special meetings; and

•      the amendment provisions.

Under Oregon law, amendment of Hollywood’s articles of incorporation generally requires approval by Hollywood’s shareholders. Hollywood’s bylaws may be amended by the shareholders or by the board of directors.

Exculpation of Directors

Blockbuster’s certificate of incorporation provides that, to the fullest extent permitted by Delaware law, a director will not be personally liable to Blockbuster or its stockholders for monetary damages for breach of any fiduciary duty as a director.

Under Delaware law, Blockbuster cannot eliminate director liability for (i) any breach of the director’s duty of loyalty to Blockbuster or its stockholders, (ii) acts or omissions that are not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) violations of § 174 of the DGCL

Hollywood’s articles of incorporation provide that, to the fullest extent permitted by law, no director will be personally liable to Hollywood or its shareholders for monetary damages for conduct as a director.

Under Oregon law, Hollywood cannot eliminate director liability for (i) any breach of the director’s duty of loyalty to Hollywood or its shareholders, (ii) acts or omissions that are not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any unlawful distribution as defined under Oregon Revised Statutes, or “ORS,”

	Blockbuster	Hollywood

	(relating to unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) any transaction from which the director derives an improper personal benefit.	60.367 or (iv) any transaction from which the director derived an improper personal benefit.

Indemnification of Directors, Officers and Employees

Blockbuster will indemnify, to the fullest extent permitted by law, its directors and officers in connection with proceedings to which they are made parties by reason of the fact that they are or were directors or officers of Blockbuster; provided, however, that Blockbuster is not required to indemnify a director or officer in connection with a proceeding commenced by such director or officer unless the proceeding was authorized by (i) the bylaws of Blockbuster, (ii) a written agreement with Blockbuster or (iii) the board of directors.

The DGCL allows the above indemnification only if the director or officer acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Blockbuster, and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In suits by Blockbuster, and derivative suits by stockholders of Blockbuster, against directors or officers of Blockbuster, Delaware law does not allow indemnification without judicial approval if the officer or director is adjudged to be liable to Blockbuster.

Blockbuster will advance expenses (including attorneys’ fees) before the final disposition of any proceeding upon receipt of an undertaking by the director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by Blockbuster.

Hollywood’s articles of incorporation provide that it will indemnify, to the fullest extent permitted by law, its directors in connection with proceedings to which they are made parties by reason of the fact that they are or were directors, officers, employees or agents of Hollywood or fiduciaries with respect to Hollywood’s employee benefit plans.

The Oregon Business Corporation Act allows the above indemnification only if the director acted in good faith and reasonably believed that his or her conduct was in the best interests of Hollywood, or at least not opposed to its best interests, and, in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In suits by Hollywood, and derivative suits by shareholders of Hollywood, against a director of Hollywood, Oregon law does not allow indemnification if the director is found to be liable to Hollywood. Additionally, Oregon law does not allow indemnification of a director who is found to be liable on the basis that he or she received an improper personal benefit.

Hollywood’s articles of incorporation provide that it will advance reasonable expenses before the final disposition of any proceeding if the director sets forth in writing (i) the director’s good faith belief that he or she is entitled to indemnification under the provisions of Hollywood’s articles of incorporation and (ii) the director’s agreement to repay all advances if it is ultimately determined that he or she is not entitled to be indemnified by Hollywood.

	Blockbuster	Hollywood
Anti-Takeover Provisions:

Business Combination Act

Blockbuster is subject to § 203 of the DGCL, which prohibits specified business combinations by an interested stockholder (defined as a holder of 15% or more of the outstanding voting shares of a corporation) for a period of three years after the stockholder becomes an interested stockholder unless (i) prior to the stockholder’s becoming an interested stockholder, the board of directors approves the business combination or the transaction by which the stockholder becomes an interested stockholder, (ii) upon completion of the transaction by which the stockholder becomes an interested stockholder, the stockholder owns at least 85% of the voting stock of the corporation (excluding shares owned by directors who are also officers and by certain employee stock ownership plans) or (iii) on or after the date the stockholder becomes an interested stockholder, the business combination receives the approval of both the directors and the holders of at least two-thirds of the outstanding voting shares not owned by the interested stockholder.

A Delaware corporation may opt out of this provision through an amendment to its certificate of incorporation or bylaws adopted by a majority of the outstanding voting shares, provided that, in most cases, such an amendment will not become effective until 12 months after its adoption and will not apply to any person who became an interested stockholder on or prior to its adoption. Blockbuster has not adopted any such amendment.

The Oregon Business Combination Act, to which Hollywood is subject, is identical, in all material respects, to Delaware law.

Hollywood has not elected in its articles of incorporation or bylaws to opt out of this Act.

Control Share Acquisitions	Delaware does not have any law restricting control share acquisitions.	The Oregon Control Share Act prohibits persons acquiring a significant number of shares of an Oregon corporation from voting those shares without the cooperation of the board of directors or a vote of the other shareholders of the corporation. If a shareholder vote is held, shareholders who do not vote to give

	Blockbuster	Hollywood

voting rights to the person acquiring the shares have the right to dissent and receive “fair value” for their shares pursuant to Oregon law.

Hollywood is governed by the Oregon Control Share Act because it has not adopted a provision in its articles or bylaws opting out of its application.

Consideration of Other Constituencies

Blockbuster’s certificate of incorporation does not contain any provision specifically authorizing or requiring the Blockbuster board of directors to consider the interests of any constituencies of Blockbuster other than its stockholders in considering whether to approve or oppose any corporate action, including a merger or similar transaction.

However, pursuant to case law under Delaware law, the board of directors of a Delaware corporation such as Blockbuster generally may consider the impact of such a transaction on Blockbuster’s other constituencies, to the extent that such interests are consistent with the interests of stockholders.

Hollywood’s articles of incorporation do not contain any provision specifically authorizing or requiring the Hollywood board of directors to consider the interests of any constituencies of Hollywood other than its shareholders in considering whether to approve or oppose any corporate action, including a merger or similar transaction.

However, the Oregon Business Corporation Act specifically provides that, when evaluating any tender or exchange offer or proposal to merge or consolidate, the directors of a corporation may, in determining what they believe to be in the best interests of the corporation, give due consideration to, among other things, the social, legal and economic effects on employees, customers and suppliers of the corporation and on the communities and geographical areas in which the corporation and its subsidiaries operate.

BLOCKBUSTER’S EXISTING DEBT AGREEMENTS

Existing Credit Facilities

In August 2004, Blockbuster entered into the existing credit facilities totaling $1.15 billion, which are secured by pledges of the stock of all of Blockbuster’s domestic subsidiaries and 65% of the stock of certain of Blockbuster’s foreign subsidiaries and guaranteed by the domestic subsidiaries of Blockbuster. The agreement governing the existing credit facilities provides for three facilities: (i) a five-year $500 million revolving credit facility (of which up to $150 million is reserved for the Viacom letter of credit, although such reserve amount may be decreased from time to time by the joint instructions of Viacom and Blockbuster); (ii) a five-year $100 million tranche A term loan facility; and (iii) a seven-year $550 million tranche B term loan facility. At the initial drawing, Blockbuster borrowed $650 million under the tranche A and tranche B term loan facilities, which together with the proceeds from the offering of the existing Blockbuster notes were used to fund the payment of the special dividend and finance transaction costs and expenses in connection with the split-off and the special dividend. At the same time, Blockbuster borrowed $50 million under the existing revolving credit facility to repay amounts then outstanding under its prior credit agreement.

Blockbuster has used or will use the borrowings under its existing credit facilities:

•	to pay certain amounts in connection with the split-off;

•	to repay amounts outstanding under its prior credit facility; and

•	in the case of revolving credit loans after the initial borrowings, for working capital and general corporate purposes.

Blockbuster’s existing credit facilities contain provisions for certain mandatory reductions in loan commitments and certain mandatory repayments of loans as follows:

•	Beginning after the end of the third year of the existing revolving credit facility, the lenders’ revolving credit commitment shall automatically reduce by 5% each quarter during the fourth and fifth years and terminate in full at the end of the fifth year of such revolving credit facility;

•	The tranche A term loan facility requires quarterly principal repayments as follows: (a) installments aggregating 15% of the original principal balance of the tranche A term loan facility in each of years two through four of such facility; and (b) installments aggregating 55% of the original principal balance of the tranche A term loan facility in the fifth year of such facility;

•	The tranche B term loan facility requires quarterly principal repayment as follows: (a) installments aggregating 1% of the original principal balance of the tranche B term loan facility in each of years two through four; (b) installments aggregating 10% of the original principal balance of the tranche B term loan facility in each of years five and six; and (c) an installment of 77% of the original principal balance of the tranche B term loan facility in year seven;

•	If Blockbuster sells assets, other than in connection with circumstances in which Blockbuster reinvests the proceeds in its business within a specified time frame, Blockbuster is required to use 50% of the net cash proceeds from such sales over an agreed amount to repay the tranche A term loan facility and the tranche B term loan facility ratably on the remaining scheduled principal installments of such facilities; and

•	The existing credit agreement provides for annual prepayments of the term loan facilities in an amount equal to 50% of excess cash flow with the first such payment being made in early 2006 based on excess cash flow, if any, for fiscal 2005.

Borrowings under the existing credit facilities accrue interest at a rate equal to either the interest rates prevailing on the London interbank market for the interest period selected by Blockbuster, plus an applicable margin over this rate or the prime rate or the federal funds rate plus an applicable margin. The margin on any loan (other than tranche B term loans) will vary based on specified leverage ratios. A fixed rate commitment fee will be charged on the unused portion of the facility.

The existing credit facilities contain customary covenants for Blockbuster not to, among other things:

•	sell or transfer all or any substantial portion of its assets and those of its subsidiaries, taken as a whole, other than sales of stores in the ordinary course and consistent with past practice;

•	merge or consolidate;

•	make restricted payments, dividends or repurchases of stock other than (i) the special dividend and certain other permitted restricted payments, (ii) up to an aggregate of (x) $300 million plus (y) the net cash proceeds of stock issuances since December 31, 2003 as reduced by repurchases and redemptions of certain subordinated obligations and (iii) an amount up to 50% of the net income of Blockbuster and its subsidiaries (before deducting provisions required by SFAS 142 and/or SFAS 143 (or any successor accounting pronouncements), certain non-cash charges in connection with certain stock plans or awards, or non-recurring expenses incurred in connection with the split-off) accruing after December 31, 2003, provided that the total leverage ratio is less than a certain amount;

•	prepay certain indebtedness;

•	enter into transactions with affiliates unless certain conditions are met;

•	incur additional indebtedness other than (i) the existing Blockbuster notes; (ii) certain existing indebtedness; (iii) commercial paper issuances; (iv) certain unsecured indebtedness of Blockbuster and its subsidiaries in an amount up to $100 million; (v) certain subordinated indebtedness of Blockbuster; (vi) unsecured indebtedness of Blockbuster and its subsidiaries to refinance the term loans under Blockbuster’s credit agreement; (vii) certain intercompany indebtedness; (viii) indebtedness of foreign subsidiaries of Blockbuster of up to certain agreed upon amounts; (ix) certain purchase money indebtedness; (x) refinancings of certain permitted indebtedness; and (xi) certain other agreed upon exceptions;

•	grant liens other than permitted liens and certain other liens;

•	engage in sale and leaseback transactions;

•	enter into hedging arrangements except in the ordinary course of business;

•	amend, under certain circumstances, the separation agreements entered into in connection with Blockbuster’s split-off from Viacom;

•	restrict subsidiaries of Blockbuster from granting liens or making dividend payments;

•	make certain investments; or

•	make acquisitions unless, among other things, after giving effect thereto Blockbuster shall be in compliance with the financial covenants in such credit agreement on a pro forma basis.

Blockbuster is also required to comply with financial covenants with respect to: (1) a maximum leverage ratio and (2) a minimum fixed charge coverage ratio. The existing credit facilities also contain customary affirmative covenants.

Events of default under the existing credit facilities include, among others: failure to pay principal and interest when due; breach of representations and warranties in any material respect; failure to perform or observe the covenants; cross-default or cross-acceleration by any person or group with respect to indebtedness of Blockbuster in excess of $50 million and its material subsidiaries; unsatisfied, unstayed judgments against Blockbuster greater than $50 million; bankruptcy; and a change of control. Under the existing credit facilities, a change of control includes:

•	the acquisition by any person or group of more than 50% of the voting power of Blockbuster common stock; or

•	Blockbuster’s board of directors ceasing to include a majority of continuing directors based on an initial Blockbuster post-split-off date board (after giving effect to any resignation and replacement of the Viacom-affiliated directors in connection with the split-off).

Existing Blockbuster Notes

In August 2004, Blockbuster issued the existing Blockbuster notes, which consist of $300 million aggregate principal amount of 9% Senior Subordinated Notes due 2012. The terms of the existing Blockbuster notes are governed by an indenture entered into on August 20, 2004 among Blockbuster, Blockbuster’s subsidiaries that are guarantors of the senior subordinated notes and The Bank of New York Trust Company, N.A., as the trustee under the indenture. This indenture is referred to in this prospectus as the “Blockbuster indenture.”

The existing Blockbuster notes will mature on September 1, 2012. Interest will accrue on the existing Blockbuster notes from August 20, 2004, and is payable on March 1 and September 1 of each year, with the first interest payment being due on March 1, 2005.

Blockbuster may redeem all or a portion of the existing Blockbuster notes at any time on or after September 1, 2008, at redemption prices set forth in the Blockbuster indenture. Prior to September 1, 2008, Blockbuster may redeem all, but not less than all, the existing Blockbuster notes at a redemption price equal to the principal amount of the existing Blockbuster notes plus an applicable “make whole” premium and accrued and unpaid interest to the redemption date. In addition, at any time prior to September 1, 2007, Blockbuster may redeem up to 35% of the aggregate principal amount of the existing Blockbuster notes with the net proceeds of certain equity offerings at redemption prices set forth in the Blockbuster indenture.

The existing Blockbuster notes are fully and unconditionally guaranteed on a senior subordinated basis, jointly and severally, by each of Blockbuster’s existing domestic restricted subsidiaries (as defined in the Blockbuster indenture). Subject to Blockbuster’s ability to designate subsidiaries as “unrestricted subsidiaries” in accordance with the Blockbuster indenture, the existing Blockbuster notes will also be guaranteed by Blockbuster’s future domestic restricted subsidiaries and any of Blockbuster’s foreign restricted subsidiaries that may in the future guarantee indebtedness of Blockbuster or a domestic restricted subsidiary.

The existing Blockbuster notes are unsecured senior subordinated obligations of Blockbuster and rank:

•	junior in right of payment to all of Blockbuster’s existing and future senior indebtedness, including any indebtedness under the existing credit facilities;

•	equally in right of payment with any future senior subordinated indebtedness;

•	senior in right of payment to any future indebtedness that is expressly subordinated in right of payment to the existing Blockbuster notes; and

•	effectively junior in right of payment to all of the existing and future indebtedness of Blockbuster’s subsidiaries that do not guarantee the existing Blockbuster notes.

Similarly, the subsidiary guarantee of each subsidiary guarantor is an unsecured senior subordinated obligation of such subsidiary guarantor and ranks:

•	junior in right of payment to all of such subsidiary guarantor’s existing and future senior indebtedness, including its guarantee of borrowings under the existing credit facilities;

•	equally in right of payment with any future senior subordinated indebtedness of such subsidiary guarantor;

•	senior in right of payment to any future indebtedness of such subsidiary guarantor that is expressly subordinated in right of payment to the subsidiary guarantee; and

•	effectively junior in right of payment to all of the existing and future indebtedness of any subsidiary of a subsidiary guarantor if that subsidiary is not also a subsidiary guarantor.

If Blockbuster experiences a change of control (as defined in the Blockbuster indenture), Blockbuster will be required to make an offer to repurchase the existing Blockbuster notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

The Blockbuster indenture, among other things, restricts Blockbuster’s ability and the ability of its restricted subsidiaries to:

•	incur indebtedness, unless on the date of the incurrence and after giving effect thereto on a pro forma basis Blockbuster’s consolidated leverage ratio (as defined in the Blockbuster indenture) would be less than 3.00 to 1, subject to certain conditions, or such indebtedness fits within certain permitted exceptions, including indebtedness under the existing credit facilities;

•	make any of the following restricted payments:

•	the payment of dividends or making of distributions in respect of Blockbuster’s capital stock or the making of similar payments to the direct or indirect holders of its capital stock (other than the special distribution and other dividends or distributions to the extent payable in its capital stock, dividends or distributions to the extent payable to Blockbuster or a restricted subsidiary, and pro rata dividends or other distributions made by a restricted subsidiary that is not a wholly owned subsidiary of Blockbuster to minority stockholders);

•	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any of Blockbuster’s capital stock;

•	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any of Blockbuster’s obligations that are junior in right of payment to the existing Blockbuster notes; and

•	the making of any investment other than certain permitted investments;

in each case, if at the time Blockbuster or such restricted subsidiary makes such restricted payment a default under the Blockbuster indenture will have occurred and be continuing (or would result therefrom), Blockbuster is not entitled to incur an additional $1.00 of indebtedness under the leverage ratio provision of the Blockbuster indenture, or the aggregate amount of such restricted payment and all other restricted payments since the issuance of the existing Blockbuster notes would exceed an amount calculated pursuant to a formula set forth in the Blockbuster indenture. The limitations on restricted payments are subject to a number of exceptions, including restricted payments that in the aggregate do not exceed $200 million;

•	encumber or restrict the ability of any restricted subsidiary to pay a dividend or other distribution to Blockbuster or a restricted subsidiary or pay any indebtedness owed to Blockbuster, make any loans or advances to Blockbuster or transfer any of its property or assets to Blockbuster;

•	sell assets, unless:

•	Blockbuster or such restricted subsidiary receives consideration at the time of the disposition at least equal to the fair market value of the assets subject to the disposition;

•	at least 75% of the consideration received by Blockbuster or such restricted subsidiary is in the form of cash, cash equivalents or assets related to Blockbuster’s business; and

•	an amount equal to 100% of the net available cash from such asset disposition is applied by Blockbuster or such restricted subsidiary as set forth in the Blockbuster indenture.

•	agree to restrictions on distributions from Blockbuster’s restricted subsidiaries;

•	enter into transactions with Blockbuster’s affiliates; or

•	merge, consolidate or sell substantially all of Blockbuster’s assets.

MATTERS RELATING TO BLOCKBUSTER’S SPLIT-OFF FROM VIACOM

At the time of Blockbuster’s initial public offering in August 1999, it entered into agreements with Viacom in contemplation of its anticipated split-off from Viacom. In June 2004, Blockbuster and Viacom amended and restated these agreements in connection with the actual split-off. These agreements govern certain relationships between Blockbuster and Viacom relating to the split-off and are described below.

Amended and Restated Initial Public Offering and Split-Off Agreement

General

The Amended and Restated Initial Public Offering and Split-Off Agreement, or “IPO agreement,” provided the terms on which Blockbuster’s split-off from Viacom was completed. In addition, the IPO agreement includes certain covenants and other provisions that continued in effect following the split-off, as described below.

Confidentiality

Viacom and Blockbuster agreed to keep nonpublic information provided by one party to the other confidential for a specified period of time, and to restrict the use of each other’s third party information. In addition, Viacom agreed to use specified categories of business information provided to it by Blockbuster only in connection with Viacom’s and Blockbuster’s prior relationship.

Access to Information

Generally, Blockbuster and Viacom agreed to provide each other with, upon written request and subject to specified conditions, and for a specified period of time, access to information relating to the assets, business and operations of the requesting party. Blockbuster and Viacom also agreed to keep their books and records for a specified period of time. In addition, Blockbuster and Viacom agreed to cooperate with one another to allow access to one another’s employees, to the extent necessary, to discuss and explain all requested information mentioned above and with respect to any claims brought against the other, or any regulatory proceedings, investigations, comments or reviews to which the other may be subject, relating to the conduct of Blockbuster’s business while under the control of Viacom.

Covenants

•	Litigation Matters. Viacom and Blockbuster agreed to cooperate with each other and provide each other access to employees of the other in connection with litigations, proceedings or investigations.

•	Real Estate Matters. Blockbuster agreed to use reasonable efforts consistent with past practice to terminate, cancel, replace or substitute Viacom and its affiliates’ guarantees of certain of Blockbuster’s leases. Blockbuster also agreed to limit its ability to renew certain guaranteed leases early, to amend or modify guaranteed leases in a manner that increases Viacom’s liability over a limited basket and to endeavor to obtain similar commitments from assignees of guaranteed leases. Blockbuster further agreed to provide to Viacom, at Viacom’s expense, a letter of credit in an amount not to exceed $150 million or, if lower, 75% of the fully-loaded lease obligations under all guaranteed leases, drawable in the event that (i) Viacom or its affiliates are required to make payments in respect of any guaranteed leases or (ii) Blockbuster fails to provide a replacement letter of credit within 15 business days prior to expiration of the then current Viacom letter of credit.

•	Non-D&O Insurance Matters. Viacom and Blockbuster agreed that insurance coverage provided by one to the other would cease after the completion of the split-off. Ceasing coverage will not affect Blockbuster’s rights to insurance coverage under Viacom’s policies for occurrences occurring prior to the split-off (for occurrence based policies) and claims arising under the applicable claims period (for claims based policies).

•	Common Agreements. Viacom agreed to reasonably cooperate with Blockbuster in order to provide Blockbuster with the ability to enforce the rights and benefits that Blockbuster would have had under vendor agreements to which Viacom is a party and under which Blockbuster received goods or services while under the control of Viacom, had Blockbuster been an actual party until the expiration of those agreements. Blockbuster and Viacom agreed to indemnify each other for losses incurred as a result of certain third party claims arising under or with respect to those agreements.

•	Intercompany Accounts. Viacom and Blockbuster agreed to continue settling certain intercompany charges that were previously settled through an existing intercompany settlement process in the same manner.

•	Employee Benefits Matters. Viacom agreed to retain the accrued liability for benefits for current and former employees of Blockbuster under Viacom’s qualified defined benefit pension plan. Blockbuster participants will be eligible to receive accrued benefits under the pension plan in accordance with its terms upon their separation from service with Blockbuster. Blockbuster agreed to indemnify Viacom for taking certain actions that increase Viacom’s liability under the pension plan. The amount of the indemnity will be determined by the amount of the actuarial loss experienced by Viacom as a result of such Blockbuster action. After the first $1 million of such actuarial losses, Blockbuster agreed to indemnify Viacom for the next $4 million of such losses. Blockbuster also agreed to assume liabilities attributable to current and former employees of Blockbuster in Viacom’s nonqualified defined benefit pension plan, with the amount of such assumed liability to be capped at $800,000. In addition, following the split-off, Viacom ceased to provide Blockbuster with any insurance coverage for the provision of benefits under certain insured employee benefit plans and programs, and Blockbuster agreed to assume liabilities for two former Blockbuster employees who, as of the date of the split-off, were receiving payments under a self-funded long-term disability program. Blockbuster also agreed to assume liabilities under employment agreements that, prior to the split-off, were between Blockbuster Entertainment Group, a business unit of Viacom, and certain employees. The IPO agreement also contains provisions with respect to cessation of coverage under Viacom’s emergency evacuation service and the removal of Viacom and Blockbuster from certain of the other party’s international pension and health programs.

Wherehouse Lease Guarantees

In October 1998, about 380 BLOCKBUSTER MUSIC™ stores were sold to Wherehouse Entertainment, Inc., or “Wherehouse.” Some of the leases transferred in connection with this sale had previously been guaranteed either by Viacom or its affiliates. Under the IPO agreement, Blockbuster agreed to indemnify Viacom with respect to any amount paid under these guarantees. On January 21, 2003, Wherehouse filed a petition for protection under Chapter 11 of U.S. bankruptcy law. Based on information regarding lease and guaranty expirations originally available in connection with the Wherehouse bankruptcy, Blockbuster estimated that it was contingently liable for approximately $36.0 million. Of this amount, Blockbuster initially recorded a reserve of $18.7 million, which represented its estimate of the lease guarantee obligation associated with stores that Wherehouse had indicated that it would vacate at that time. During 2003 and the nine-month period ended September 30, 2004, Blockbuster paid approximately $11.2 million associated with the lease guarantee obligation. In addition, during the fourth quarter of 2003, Blockbuster reduced the reserve by $2.6 million. Blockbuster believes the remaining reserve balance of $4.9 million is appropriate based upon its most current information regarding the Wherehouse bankruptcy proceedings.

Indemnification Procedures

The IPO agreement sets forth the procedures that Blockbuster and Viacom are required to undertake if either demands to be indemnified by the other under any indemnification right given in any of the agreements between, other than the amended and restated tax matters agreement and director and officer indemnification and guarantee discussed below.

Amended and Restated Release and Indemnification Agreement

The Amended and Restated Release and Indemnification Agreement, or “indemnification agreement,” sets forth the circumstances under which Blockbuster and Viacom have agreed to indemnify each other and to release each other with respect to the matters described below.

Indemnification Relating to Blockbuster’s and Viacom’s Assets, Businesses and Operations

Blockbuster agreed to indemnify Viacom and hold Viacom and certain of its affiliates and their respective officers, directors, employees, agents, heirs, executors, successors and assigns harmless against any payments, losses, liabilities, damages, claims and expenses and costs arising out of or relating to:

•	Blockbuster’s past, present and future assets, businesses and operations and other assets, businesses and operations managed by Blockbuster or persons previously associated with Blockbuster, except for assets, businesses and operations of Paramount Parks Inc., Spelling Entertainment Group Inc. and its subsidiaries, including Republic Entertainment Inc. and Worldvision Inc., Showtime Networks Inc., Virgin Interactive Entertainment Limited and Virgin Interactive Entertainment Inc.; and

•	payments, expenses and costs that Viacom paid to a third party associated with the transfer of Blockbuster’s assets, businesses and operations from certain of Viacom’s entities to Blockbuster and its subsidiaries.

Viacom similarly agreed to indemnify Blockbuster and hold Blockbuster and certain of its affiliates, and their respective officers, directors, employees, agents, heirs, executors, successors and assigns harmless against any payments, losses, liabilities, damages, claims, and expenses and costs arising out of or relating to Viacom’s past, present and future assets, businesses and operations, except for assets, businesses and operations for which Blockbuster has agreed to indemnify Viacom. In addition, the IPO agreement discussed above and the transition services agreement, the registration rights agreement and the amended and restated tax matters agreement discussed below provide for indemnification by Viacom and Blockbuster of the other party relating to the substance of such agreements.

Indemnification Relating to Blockbuster’s Initial Public Offering and Other Offerings

Blockbuster generally agreed to indemnify Viacom and certain of its affiliates against all liabilities arising out of any material untrue statements and omissions in any prospectus and any related registration statement filed with the SEC relating to Blockbuster’s initial public offering or any other primary offering of Blockbuster’s securities while Viacom controlled Blockbuster. However, Blockbuster’s indemnification of Viacom does not apply to information relating to Viacom, excluding information relating to Blockbuster. Viacom agreed to indemnify Blockbuster for such information.

Indemnification Relating to the Split-Off

Blockbuster and Viacom agreed to indemnify each other and each other’s affiliates against all liabilities arising out of any material untrue statements and omissions in specified sections of any prospectus, information memorandum or registration statement filed with the SEC relating to the split-off. Neither Blockbuster’s nor Viacom’s indemnification obligations apply to information furnished in writing by one party to the other for inclusion in the split-off prospectus or any registration statement, and each of Blockbuster and Viacom agreed to indemnify the other for any such furnished information. Viacom’s indemnification obligation also does not apply to any information previously submitted to Viacom by Blockbuster in any representation or bring down letter, and Blockbuster agreed to indemnify Viacom for information subject to such a representation letter.

Release Relating to Actions Related to Blockbuster’s and Viacom’s Assets, Businesses and Operations

Subject to certain exceptions, Blockbuster has released Viacom and certain of its subsidiaries and affiliates and their respective officers, directors, employees, agents, heirs, executors, successors and assigns for all losses for any and all actions and failures to take action prior to August 16, 1999 (the date of Blockbuster’s initial public offering) relating to Viacom’s and Blockbuster’s assets, businesses and operations. Viacom has similarly released Blockbuster.

Further Agreements

Blockbuster and Viacom agreed to do all things reasonably necessary to maintain and conduct each party’s business and operations and to comply with each party’s existing agreements.

Amended and Restated Tax Matters Agreement

After the completion of Blockbuster’s initial public offering, Blockbuster and certain of its subsidiaries continued to be included in Viacom’s consolidated group for U.S. federal income tax purposes and its combined, consolidated or unitary group for various state and local income tax purposes. At the time of the initial public offering, Viacom entered into a tax matters agreement with Blockbuster pursuant to which, for the taxable years and portions thereof prior to August 16, 1999, Viacom agreed to pay all taxes for the consolidated group, including any liability resulting from adjustments to tax returns relating to such taxable years or portions thereof. Blockbuster and its subsidiaries continue to be liable for all taxes that are imposed on a separate return basis or on a combined, consolidated or unitary basis on a group of companies that includes only Blockbuster and its subsidiaries. In June 2004, Blockbuster and Viacom entered into an amended and restated tax matters agreement, which is referred to in this prospectus as the “tax matters agreement” and which became fully effective on the first day following the consummation of the split-off.

The tax matters agreement requires Blockbuster to make payments to Viacom equal to the amount of income taxes which would be paid by Blockbuster, subject to certain adjustments, if Blockbuster had filed a stand-alone return for any taxable year or portion thereof beginning after August 16, 1999 in which it is included in the consolidated group. This would include any amounts determined to be due as a result of a redetermination of the tax liability of Blockbuster arising from an audit or otherwise. With respect to some tax items attributable to Blockbuster for periods following August 16, 1999, such as foreign tax credits, alternative minimum tax credits, net operating losses and net capital losses, Blockbuster has a right of reimbursement or offset, which is determined based on the extent to which, and the time at which, such credits or losses could have been used by Blockbuster if it had not been included in the consolidated group. This right to reimbursement or offset continues regardless of whether Blockbuster is a member of the consolidated group at the time the attributes could have been used. Blockbuster is only entitled to reimbursement for carryback items that it could use on a stand-alone basis to the extent that such items result in an actual tax savings for the consolidated group. Pursuant to the tax matters agreement, Blockbuster agreed to pay Viacom an amount equal to any tax benefit Blockbuster receives from the exercise of options to acquire Viacom common stock by Blockbuster’s employees plus one-half of the amount of any tax benefit that Blockbuster would have received but for certain tax limitations. Blockbuster will also be responsible for the payment of income taxes with respect to income tax returns that include only Blockbuster, which returns, as described below, Viacom will file during periods that Blockbuster is a member of the Viacom consolidated group for federal income tax purposes.

Viacom is the sole and exclusive agent for Blockbuster in any and all matters relating to income taxes of the Viacom consolidated group. Viacom has sole and exclusive responsibility for the preparation and filing of all income tax returns or amended returns with respect to the Viacom consolidated group, and has the sole right to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on behalf of the consolidated group, except that Viacom is not entitled to compromise any such matter in a manner that would affect Blockbuster’s liability under the tax matters agreement without Blockbuster’s consent, which may not be unreasonably withheld. Pursuant to the tax matters agreement, Blockbuster has similar authority with respect to income tax returns that Blockbuster files on a separate basis. The tax matters agreement may result in conflicts of interest between Viacom and Blockbuster.

Each member of the consolidated group for U.S. federal income tax purposes will be liable for the U.S. federal income tax liability of each other member of the consolidated group. Similar principles will apply with respect to members of a combined group for state and local tax purposes. Accordingly, although the tax matters agreement allocates tax liabilities between Viacom and Blockbuster during the period in which Blockbuster is included in the consolidated group, Blockbuster could be liable for the U.S. federal income tax liability of any other member of the consolidated group in the event any such liability is incurred, and not discharged, by such other member. The tax matters agreement provides, however, that Viacom will indemnify Blockbuster to the extent that, as a result of being a member of the consolidated group, Blockbuster will become liable for the U.S. federal income tax liability of any other member of the consolidated group, other than Blockbuster’s subsidiaries.

In the tax matters agreement, Blockbuster agreed that, during the two-year period following the completion of the split-off, Blockbuster and its subsidiaries will not enter into certain types of transactions, including sales of significant amounts of assets, certain mergers, liquidations, significant stock issuances, and certain stock redemptions, without Viacom’s consent unless Blockbuster receives a private letter ruling from the Internal Revenue Service or an opinion of counsel chosen by Viacom to the effect that such transaction will not adversely affect the tax-free status of this the split-off. Blockbuster is generally responsible for, among other things, any taxes imposed on Viacom or its subsidiaries as a result of the split-off failing to qualify as a tax-free transaction on account of any breach of representations made with respect to Blockbuster or caused by any action or failure to act by Blockbuster or its subsidiaries or any significant transaction involving Blockbuster’s, or Blockbuster’s subsidiaries’, assets, stock or business following the split-off, regardless of whether such transaction is within Blockbuster’s control.

Judgment Sharing Agreement

In connection with certain revenue sharing antitrust cases in which they are among the defendants, Blockbuster, Viacom, Paramount Pictures Corporation and Mr. Sumner M. Redstone agreed to allocate any judgment against any of them in those cases with Blockbuster allocated 33.33% on the one hand, and Viacom, Paramount Pictures and Mr. Redstone allocated 66.67% on the other hand, and not to settle these cases without the reasonable consent of the other.

Director and Officer Insurance Agreement

Viacom and Blockbuster entered into an agreement pursuant to which they allocated between themselves certain rights and responsibilities with respect to directors’ and officers’ liability insurance.

Director and Officer Indemnification and Guarantee

Blockbuster agreed, to the fullest extent permitted by applicable law, promptly to indemnify each person who is or was a member of Blockbuster’s board of directors as of May 20, 2004, including the directors and executive officers of Viacom who served as Blockbuster board members, each person who is or was an officer of Blockbuster as of May 20, 2004, and any person who became a member of Blockbuster’s board of directors or who became an officer at any time prior to the date of the split-off (each of the foregoing referred to in this prospectus as an “indemnified party”) and in each case, who was, is or may be a party to any action based in whole or in part on the fact that such person was a member of Blockbuster’s board of directors or the Blockbuster special committee or was an officer of Blockbuster, as applicable, including certain out-of-pocket expenses reasonably incurred by such Blockbuster officers and directors in enforcing these indemnification rights. Blockbuster also agreed, to the fullest extent permitted by applicable law, promptly to advance any and all expenses incurred by any indemnified party in connection with any such action provided that such indemnified party undertakes to repay any advance if it is ultimately determined in a final disposition that such indemnified party was not entitled to be indemnified by Blockbuster.

Viacom agreed to guarantee the indemnification obligations above of Blockbuster to each of the indemnified parties but only with respect to acts and omissions of Blockbuster and the indemnified parties, in their capacity as members of Blockbuster’s board of directors or the Blockbuster special committee or as Blockbuster officers, as applicable, committed at the time of or before the date of the split-off. Any guarantee provided by Viacom to any such indemnified party will be available only to the extent Blockbuster does not promptly perform its indemnification obligations described above, payment pursuant to any directors’ and officers’ liability insurance policy is not promptly made available in due course in accordance with its terms after so requested by or on behalf of such indemnified party and Viacom has received an undertaking by such indemnified party, as delivered to Blockbuster, to repay any advances. Viacom’s guarantee will not be available to the extent that any claim against Blockbuster or an applicable insurer has been intentionally waived or reduced by such indemnified party or become uncollectible because of the bad faith of such indemnified party or such indemnified party has failed to pursue such a claim. In the event that Viacom makes a guarantee payment to any indemnified party, Viacom will be subrogated to the extent of that payment to all of such indemnified party’s rights of recovery thereof. Each indemnified party agrees to reimburse Viacom for any guarantee payments made to the extent he or she subsequently receives indemnification payments from Blockbuster or insurance proceeds from any applicable insurance policy.

LEGAL MATTERS

The validity of the Blockbuster class A common stock offered by this prospectus will be passed upon for Blockbuster by Weil, Gotshal & Manges LLP, Dallas, Texas.

EXPERTS

The financial statements of Blockbuster incorporated in this prospectus by reference to Blockbuster’s Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

OF BLOCKBUSTER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Blockbuster are set forth below. References in this Schedule I to “Blockbuster” mean Blockbuster Inc. Unless otherwise indicated below, the current business address of each director and officer is c/o Blockbuster Inc., 1201 Elm Street, Dallas, Texas 75270. Unless otherwise indicated below, the current business telephone of each director and officer is (214) 854-3000. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Blockbuster. Except as described in this Schedule I, none of the directors and officers of Blockbuster listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Except for Messrs. Shepherd and Wyatt, each a British national, all directors and officers listed below are citizens of the United States.

Directors and Executive Officers of Blockbuster

Name	Title	Present Principal Occupation and Five-Year Employment History
John F. Antioco	Chairman of the Board of Directors and Chief Executive Officer	Mr. Antioco has served as Blockbuster’s Chairman of the Board of Directors and Chief Executive Officer since 1997 and served as its President from 1997 until 2001. Mr. Antioco serves as Chairman of the Board of Directors of Main Street and Main Incorporated and is a member of the Board of Governors of the Boys & Girls Clubs of America.

Robert A. Bowman	Director	Mr. Bowman was appointed as a director of Blockbuster in December 2004. He has served as president and CEO of Major League Baseball Advanced Media LP (MLBAM), the interactive media and internet company of Major League Baseball, since 2000. Mr. Bowman serves as President of the Michigan Education Trust and is a member of the Board of Directors of World Wrestling Entertainment Inc. and Warnaco Group Inc. Mr. Bowman’s current principal business address and telephone number are c/o MLB Advanced Media, LP, 75 Ninth Avenue, New York, New York 10011, 212-485-3777.

Jackie M. Clegg	Director	Ms. Clegg was appointed as a director of Blockbuster in July 2003. She serves as Managing Partner of Clegg International Consultants, LLC, an international strategic consulting firm she founded in September 2001, specializing in emerging markets. In July 2001, Ms. Clegg stepped down as Vice Chairman and First Vice President of the Export-Import Bank of the United States, financier to foreign buyers of U.S. goods and services, after serving in that role since June 1997. She also served as its Chief Operating Officer from January 1999 through fiscal year

Name	Title	Present Principal Occupation and Five-Year Employment History
2000. Ms. Clegg serves on the Board of Directors of the Chicago Board of Trade, Cardiome Pharma Corp. and Innovative Drug Delivery Systems, Inc. Ms. Clegg’s current principal business address and telephone number are c/o Clegg International Consultants, LLC, #8 7th Street, NE, Washington, DC 20002, 202-548-0250.

Gary J. Fernandes	Director	Mr. Fernandes was appointed as a director of Blockbuster in December 2004. He has served as Chairman of FLF Investments, a family business involved with acquisition and management of commercial real estate properties and other assets, since 1999. Since his retirement from EDS in 1998, he founded Convergent Partners, a venture capital fund focusing on buyouts of technology enabled companies. In addition, from 2000 to 2001, Mr. Fernandes served as Chairman and CEO of GroceryWorks.com, an internet grocery fulfillment company. Mr. Fernandes serves on the Board of Directors of 7-Eleven, Inc.; Anacomp Inc.; BancTech Processors, Inc.; webMethods, Inc.; and Computer Associates International, Inc. He is also a member of the Board of Governors of the Boys & Girls Clubs of America and Trustee for the O’Hara Trust and the Hall-Voyer Foundation. Mr. Fernandes’ current principal business address and telephone number are c/o FLF Investments, 3131 Turtle Creek, Suite 600, Dallas, TX 75219, 214-520-1511.

Linda Griego	Director	Ms. Griego was elected as a director of Blockbuster in July 1999. Ms. Griego has served as President of Zapgo Entertainment Group, LLC, a television programming production company, since 1997 and is the Managing General Partner of Engine Co. No. 28, a restaurant that she founded in 1988. Ms. Griego’s current principal business address and phone number are c/o Engine Co. No. 28, 644 S. Figueroa Street, Los Angeles, California 90017, 213-624-1344.

John L. Muething	Director	Mr. Muething was elected as a director of Blockbuster in July 1999. Mr. Muething has been Of Counsel to the Cincinnati, Ohio law firm of Keating, Muething & Klekamp since 1986. He also served as a director of Spelling Entertainment Group Inc. from 1992 until 1999. Mr. Muething’s current principal business address and phone number are c/o Keating, Muething & Klekamp, P.L.L., 1400 Provident Tower, One East Fourth Street, Cincinnati, Ohio 45202, 513-579-6421.

Frank G. Paci	Executive Vice President, Finance and Accounting, Strategic Planning and Development	Mr. Paci has served as Blockbuster’s executive vice president, finance and accounting, strategic planning and development since January 2005. He served as its executive vice president, finance, strategic planning and development from 2003 to 2005 and as senior vice

Name	Title	Present Principal Occupation and Five-Year Employment History

president, strategic planning and finance operations from 2001 to 2003. Mr. Paci also served as Blockbuster’s senior vice president, strategy and planning from 2000 to 2001 and senior vice president international finance and worldwide mergers and acquisitions from April 2000 until October 2000. Mr. Paci served as senior vice president of international finance and administration from 1999 to 2000.

Nicholas P. Shepherd	President, U.S. Store Operations	Mr. Shepherd has served as Blockbuster’s president, U.S. store operations since November 2004. He also served as its executive vice president, chief marketing and merchandising officer from January 2003 until November 2004 and as its executive vice president, merchandising and chief concept officer from 2001 until 2004. Mr. Shepherd also served as Blockbuster’s senior vice president and chief concept officer from April 2001 until September 2001. From 1998 until 2001, Mr. Shepherd, a British national, served as Blockbuster’s senior vice president, international.

Edward B. Stead	Executive Vice President, General Counsel and Executive Vice President Business Development	Mr. Stead has served as Blockbuster’s executive vice president and general counsel since 1997 and as Blockbuster’s executive vice president, business development, since 2001. Mr. Stead also served as Blockbuster’s secretary from 1999 until 2002. From 1988 until 1996, Mr. Stead served in various capacities with Apple Computer, Inc., including senior vice president, general counsel and secretary.

Christopher J. Wyatt	Executive Vice President and President, International	Mr. Wyatt has served as Blockbuster’s executive vice president and president, international, since 2001 and served as Blockbuster’s president, international, from March 2001 until October 2001. Mr. Wyatt, a British national, served as Blockbuster’s senior vice president, international, from 1999 until 2001.

Larry J. Zine	Executive Vice President, Chief Financial Officer and Chief Administrative Officer	Mr. Zine has served as Blockbuster’s executive vice president and chief financial officer since 1999 and as Blockbuster’s chief administrative officer since September 2001. Mr. Zine currently serves as a director of Petro Stopping Centers, L.P. and is also a member of the Board of Trustees for the National Urban League.

Manually signed facsimile copies of the letter of transmittal will be accepted. The letter of transmittal and certificates for shares of Hollywood common stock and any other required documents should be sent to the exchange agent at one of the addresses set forth below:

The exchange agent for the offer is:

The Bank of New York

By Mail:	By Overnight Courier:	By Hand:

The Bank of New York	The Bank of New York	The Bank of New York
Hollywood Entertainment	Hollywood Entertainment	Reorganization Services
P.O. Box 859208	161 Bay State Road	101 Barclay Street
Braintree, MA 02185-9208	Braintree, MA 02184	Receive and Deliver Window
Street Level
New York, NY 10286

By Facsimile (for Guarantees of Delivery):

(781) 380-3388

For Facsimile Confirmation Call:

(781) 843-1833 ext. 0

Any questions or requests for assistance may be directed to the information agent or the dealer managers at their respective addresses or telephone numbers set forth below. Additional copies of this prospectus, the letter of transmittal and the notice of guaranteed delivery may be obtained from the information agent at its address and telephone numbers set forth below. Holders of shares of Hollywood common stock may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the offer.

The information agent for the offer is:

445 Park Avenue, 5th Floor

New York, NY 10022

E-mail: hollywood.info@morrowco.com

Banks and Brokerage Firms Call: (800) 654-2468

Shareholders Please Call: (800) 607-0088

The dealer managers for the offer are:

390 Greenwich Street	11 Madison Avenue	277 Park Avenue
New York, New York 10013	New York, New York 10010-3629	New York, New York 10172
Toll Free: (877) 531-8365	Toll Free: (800) 881-8320	Toll Free: (866) 262-0777

PART II

Item 20. Indemnification of Directors and Officers.

Blockbuster is a Delaware corporation. Reference is made to Section 102(b)(7) of the General Corporation Law of the State of Delaware (the “DGCL”), which enables a corporation in its original certificate of incorporation or an amendment to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions); or

•	for any transaction from which a director derived an improper personal benefit.

Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such director, officer, employee or agent acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred. The indemnification permitted under the DGCL is not exclusive, and a corporation is empowered to purchase and maintain insurance against liabilities whether or not indemnification would be permitted by statute.

Blockbuster’s second amended and restated certificate of incorporation provides that to the fullest extent permitted by the laws of the State of Delaware, as the same may be amended, a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of any fiduciary duty as a director.

Blockbuster’s second amended and restated certificate of incorporation and amended and restated bylaws provide for indemnification of its directors and officers to the fullest extent currently permitted by the DGCL. On December 8, 2004, Blockbuster’s board of directors approved the entry into indemnification agreements by and between Blockbuster and its directors and certain of its officers. Such indemnification agreements were effective as of December 8, 2004 and contractually provide for indemnification for such persons to the fullest extent currently permitted under the DGCL. In addition, Blockbuster maintains liability insurance for its directors and officers.

In connection with the exchange offer transaction that resulted in the split-off of Blockbuster from Viacom Inc. (“Viacom”), Blockbuster’s former majority stockholder, Blockbuster has separately agreed, to the fullest extent permitted by applicable law, promptly to indemnify each person who was a member of Blockbuster’s board of directors as of May 20, 2004, including the directors and executive officers of Viacom who served as board members of Blockbuster, each person who was an officer of Blockbuster as of May 20, 2004, and any person who became a member of Blockbuster’s board of directors or who became an officer at any time prior to the date Viacom distributed control of Blockbuster or otherwise disposed of, in one or more transactions, at least 80% of the aggregate number of shares of class A and class B common stock of Blockbuster that it owned immediately prior to the first such disposition and in each case, who was, is or may be a party to any action based in whole or in part on the fact that such person is or was a member of Blockbuster’s board of directors or the special committee of Blockbuster or is or was an officer of Blockbuster, as applicable. Blockbuster has also agreed, to the fullest extent permitted by applicable law, promptly to advance any and all expenses incurred by any indemnified party in connection with any such action provided that such indemnified party undertakes to repay any advance if it is ultimately determined in a final disposition that such indemnified party was not entitled to be indemnified by Blockbuster. Additionally, Blockbuster has agreed not to amend the indemnification provisions contained in its certificate of incorporation and bylaws in a manner adverse to the rights to indemnification currently enjoyed by the members of Blockbuster’s board of directors or the officers of Blockbuster or inconsistent with the foregoing provisions, except to the extent required by the applicable law.

Item 21. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

See the Exhibit Index.

(b)	Financial Statement Schedules.

None.

(c)	Reports, Opinions and Appraisals.

None.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in the Form F-3.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes as follows: that before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Dallas, State of Texas, on February 2, 2005.

BLOCKBUSTER INC.

By:	/S/ LARRY J. ZINE
Larry J. Zine Executive Vice President, Chief Financial Officer and Chief Administrative Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints John F. Antioco, Edward B. Stead and Larry J. Zine, jointly and severally, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

By:	/s/ JOHN F. ANTIOCO John F. Antioco	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 2, 2005

By:	/s/ LARRY J. ZINE Larry J. Zine	Executive Vice President, Chief Financial Officer and Chief Administrative Officer (Principal Financial and Accounting Officer)	February 2, 2005

By:	/s/ ROBERT A. BOWMAN Robert A. Bowman	Director	February 2, 2005

By:	/s/ JACKIE M. CLEGG Jackie M. Clegg	Director	February 2, 2005

By:	/s/ GARY J. FERNANDES Gary J. Fernandes	Director	February 2, 2005

By:	/s/ LINDA GRIEGO Linda Griego	Director	February 2, 2005

By:	/s/ JOHN L. MUETHING John L. Muething	Director	February 2, 2005

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

3.1	Second Amended and Restated Certificate of Incorporation of the Registrant. (1)

3.2	Amended and Restated Bylaws of the Registrant. (1)

4.1	Specimen of the certificate representing the Registrant’s class A common stock. (2)

4.2	Specimen of the certificate representing the Registrant’s class B common stock. (3)

4.3	Indenture, dated August 20, 2004, among the Registrant, the subsidiary guarantors named on the signature pages thereto and The Bank of New York, as trustee, with respect to the 9% Senior Subordinated Notes due 2012. (4)

4.4	First Supplemental Indenture, dated December 22, 2004, among the Registrant, the subsidiary guarantors named on the signature pages thereto and The Bank of New York, as trustee, with respect to the 9% Senior Subordinated Notes due 2012.

5.1	Opinion of Weil, Gotshal & Manges LLP as to the legality of the Registrant’s class A common stock.

10.1	Amended and Restated Initial Public Offering and Split-Off Agreement among the Registrant, Viacom International Inc. and Viacom Inc. dated June 18, 2004. (5)

10.2	Amended and Restated Release and Indemnification Agreement between the Registrant and Viacom Inc. dated June 18, 2004. (5)

10.3	Letter Agreement, dated as of August 26, 2004, to the Amended and Restated Release and Indemnification Agreement. (6)

10.4	Amended and Restated Transition Services Agreement between the Registrant and Viacom Inc. dated June 18, 2004. (5)

10.5	Amended and Restated Registration Rights Agreement between the Registrant and Viacom Inc. dated June 18, 2004. (5)

10.6	Amended and Restated Tax Matters Agreement between the Registrant and Viacom Inc. dated June 18, 2004. (5)

10.7	Employment Agreement between the Registrant and John F. Antioco, dated June 18, 2004. (3) (7)

10.8	Letter dated June 17, 2004 from the Chairman of the Registrant’s Senior Executive Compensation Committee to John F. Antioco. (7)

10.9	Employment Agreement between the Registrant and Edward B. Stead, commencing November 23, 1999. (7) (8)

10.10	Employment Agreement between the Registrant and Larry Zine, commencing November 23, 1999. (7) (9)

10.11	Employment Agreement between the Registrant and Nicholas Shepherd, dated October 20, 2001. (7) (10)

10.12	Addendum to Employment Agreement between the Registrant and Nicholas Shepherd, dated March 1, 2003. (7) (10)

10.13	Separation Agreement between the Registrant and Nigel Travis, dated October 26, 2004. (11)

10.14	Blockbuster Inc. Amended and Restated 1999 Long-Term Management Incentive Plan, as amended through October 6, 2004. (7) (12)

10.15	Blockbuster Inc. 2004 Long-Term Management Incentive Plan, as amended through October 6, 2004. (7) (12)

10.16	Blockbuster Inc. Senior Executive Short-Term Incentive Plan. (7) (13)

10.17	Blockbuster Inc. Amended and Restated Senior Executive Short-Term Incentive Plan, as amended and restated through July 20, 2004. (7) (12)

Exhibit Number	Description of Exhibit

10.18	Amended and Restated Commitment Letter, dated as of February 2, 2005, by and among Blockbuster Inc., JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Credit Suisse First Boston, Citicorp North America, Inc. and Citigroup Global Markets Inc.

10.19	Credit Agreement between the Registrant and the banks named therein, dated August 20, 2004. (6)

10.20	Guarantee and Collateral Agreement among the Registrant, certain subsidiaries of the Registrant and JPMorgan Chase Bank, dated as of August 20, 2004. (6)

10.21	Blockbuster Inc. Excess Investment Plan, as amended effective December 10, 2003. (7) (10)

10.22	Amendment to the Blockbuster Excess Investment Plan, dated as of July 20, 2004. (7) (12)

10.23	Blockbuster Inc. Compensation Plan for Non-Employee Directors. (7) (12)

10.24	Form of Indemnification Agreement for Directors and Certain Officers of Blockbuster Inc.

12.1	Computation of Ratio of Earnings to Fixed Charges.

21.1	List of Subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Weil, Gotshal & Manges LLP (included in its opinion in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page hereto).

99.1	Form of Letter of Transmittal.

99.2	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

99.3	Form of Notice of Guaranteed Delivery.

99.4	Form of Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.5	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(1)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 8, 2004.
(2)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, filed with the Securities and Exchange Commission on November 15, 1999.
(3)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, filed with the Securities and Exchange Commission on August 9, 2004.
(4)	Incorporated by reference to Amendment No. 2 to the Registrant’s Registration Statement on Form S-4 (333-116617), filed with the Securities and Exchange Commission August 24, 2004.
(5)	Incorporated by reference to the Registrant’s Registration Statement on Form S-4 (333-116617), filed with the Securities and Exchange Commission on June 18, 2004.
(6)	Incorporated by reference to Amendment No. 3 to the Registrant’s Registration Statement on Form S-4 (333-116617), filed with the Securities and Exchange Commission on September 8, 2004.
(7)	The exhibit is a management contract or compensatory plan or arrangement.
(8)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 29, 2002.
(9)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 29, 2001.
(10)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on March 15, 2004.
(11)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 28, 2004.
(12)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, filed with the Securities and Exchange Commission on November 8, 2004.
(13)	Incorporated by reference to Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (333-77899), filed with the Securities and Exchange Commission on July 30, 1999.